As submitted confidentially to the Securities and Exchange Commission on November 15, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cirius Therapeutics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	82-0928811
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12651 High Bluff Drive, Suite 150

San Diego, CA 92130

(858) 333-6274

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert Baltera, Jr.

President and Chief Executive Officer

Cirius Therapeutics, Inc.

12651 High Bluff Drive, Suite 150

San Diego, CA 92130

(858) 333-6274

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas A. Coll, Esq. Nathan Nouskajian, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     ,

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is the initial public offering of Cirius Therapeutics, Inc. We are offering             shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price of our common stock will be between $         and $         per share.

We have applied to list our common stock on The Nasdaq Global Select Market under the symbol “CSTX.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Cirius Therapeutics (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to a total of              additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     ,          through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Citigroup	Credit Suisse

Co-Managers

Needham & Company	Wedbush PacGrow

The date of this prospectus is                     ,

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     ,          (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Cirius,” “the Company,” “we,” “us” and “our” refer to Cirius Therapeutics, Inc.

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and metabolic diseases. Our lead product candidate, MSDC-0602K, is a novel, once-daily, oral small molecule being developed to treat nonalcoholic steatohepatitis, or NASH, with fibrosis. MSDC-0602K selectively modulates the mitochondrial pyruvate carrier, or MPC, which mediates at the cellular level the effects of overnutrition, a major cause of NASH and other metabolic disorders. We are conducting a Phase 2b clinical trial of MSDC-0602K, which we have fully enrolled with 402 patients diagnosed with NASH with fibrosis. In October 2018, we reported positive interim results from the first 328 subjects reaching their six-month follow-up visit, which demonstrated improvements in liver enzymes and glycemic control. The overall rate of treatment emergent adverse events was similar across placebo and all dose cohorts, and we saw no signal for peripheral edema, a safety concern associated with first generation thiazolidinediones, or TZDs. We expect to report final data from this clinical trial in the second half of 2019.

Overnutrition and NASH

NASH is the liver manifestation of metabolic syndrome, a constellation of disorders that includes insulin resistance, Type 2 diabetes and obesity. Overnutrition is a result of excessive caloric intake, relative to energy needs, and is a major driver of metabolic syndrome leading to an unhealthy imbalance in metabolic signals. Studies have shown that the effects of overnutrition are mediated by a newly identified mitochondrial target, the MPC. In the setting of overnutrition, an excess of pyruvate, an energy source for cells, is rapidly transported into the mitochondria of cells through the MPC, leading to the modification of multiple downstream pathways including transcription factors. The effects of these modifications include insulin resistance, increased fat storage, decreased fat oxidation, inflammation, cell damage and fibrosis. NASH is characterized by a high degree of liver damage and can lead to cirrhosis, hepatocellular carcinoma, liver failure and the need for liver transplant and, potentially, liver-related death. There are currently no approved therapies for the treatment of NASH.

Our Solution — MSDC-0602K

MSDC-0602K is a second generation TZD that is designed to selectively bind to the MPC and modulate the entry of pyruvate into the mitochondria. The use of first generation TZDs, which are approved for the treatment of Type 2 diabetes, has been limited due to adverse effects eventually recognized to be caused by direct agonism of PPARg, a mediator of gene transcription. While MSDC-0602K shares structural similarities with first generation TZDs, it was rationally designed to minimize direct agonism of PPARg. We believe this approach has the potential to demonstrate the beneficial effects observed with first generation TZDs, but without the adverse effects that limit the use of first generation TZDs.

By targeting the MPC we believe MSDC-0602K addresses the core pathology of NASH and insulin resistance, and at a point that is upstream from targets that are the focus of other NASH development programs. Given the numerous downstream pathways involved in the pathology of NASH, we believe that it is important to intervene upstream in order to produce a more comprehensive response to treatment. Furthermore, by acting at the initial point of metabolic dysfunction, we believe this approach has the potential to have a dual impact on liver damage and insulin resistance, thus addressing the core pathologies of both NASH and Type 2 diabetes. Consequently, while we expect that it will be several years, if at all, before MSDC-0602K is ready for potential regulatory approval and commercialization, we believe it has the potential to be used as a cornerstone NASH therapy.

Our Development Program in NASH

We have fully enrolled a Phase 2b clinical trial, the EMMINENCE trial, in 402 NASH patients with fibrosis, approximately 50% of whom have been diagnosed with Type 2 diabetes. To our knowledge, the EMMINENCE trial is the largest Phase 2b clinical trial focused on the treatment of NASH and including paired biopsies conducted to date. The EMMINENCE trial is a 12-month, randomized, double-blind, placebo-controlled trial evaluating three oral doses of MSDC-0602K, 62.5mg, 125mg and 250mg, taken once-daily. In the trial, we will evaluate hepatic histological changes measured by biopsy, changes in liver and metabolic functions measured by the circulating liver enzymes ALT and AST, markers of liver fibrosis, glycemic control and safety and tolerability. Our biopsy-based endpoints include those currently being used as primary endpoints in Phase 3 clinical trials of other NASH development candidates.

In October 2018, we conducted an interim analysis of the first 328 subjects reaching their six-month follow-up visit. The interim analysis assessed preliminary safety and changes in ALT and AST and other clinically important biomarkers of liver damage and fibrosis, as well as insulin sensitivity, HOMA-IR, and glycemic control, HbA1c. Key findings from the interim analysis of exploratory endpoints include statistically significant placebo-corrected reductions at six months in ALT and AST in the 125mg dose group. In the two highest dose groups, more than 50% of subjects with elevated baseline ALT or AST improved to normal range at six months. Additionally, statistically significant reductions in HOMA-IR and HbA1c were also observed in all MSDC-0602K dose cohorts. The overall rate of treatment emergent adverse events was similar across placebo and all MSDC-0602K dose cohorts. Importantly, the rate of peripheral edema observed at six months was similar to that observed at baseline and was comparable across placebo and all MSDC-0602K cohorts. We expect to report final results, including 12-month liver biopsy data, from the EMMINENCE trial in the second half of 2019.

These data will inform the design of our Phase 3 program in NASH with fibrosis, which will include biopsy endpoints to support applications for a subpart H accelerated approval in the United States and conditional marketing authorization in Europe, as well as outcomes endpoints to support subsequent applications for full approval. Given the high rate of liver and cardiovascular complications in subjects with NASH and Type 2 diabetes, and because MSDC-0602K is designed to address the core pathologies of NASH and Type 2 diabetes, we believe it may be possible to conduct a clinical trial in that population to obtain outcomes data to support full approval in a trial that is of shorter duration than those of many of our competitors. If the EMMINENCE trial is successful, we plan to initiate a Phase 3 program by early 2020.

In addition to studying its potential use as a monotherapy, we may evaluate MSDC-0602K’s potential to be used in combination with other therapies currently in development for the treatment of NASH. Furthermore, while we are focused on becoming a leader in the treatment of NASH, we believe the mechanism of action of MSDC-0602K supports evaluation across a spectrum of liver and metabolic diseases. If our Phase 2b clinical trial data are supportive, we may also pursue development of MSDC-0602K for the treatment of Type 2 diabetes.

Our Company

We have assembled an executive team of scientific, clinical and business leaders with highly relevant experience to enable the advancement of therapeutics in the field of liver and metabolic diseases. Our company was founded based on the discovery of the modulatory effect of TZDs on the MPC, and the resulting improvements in cellular glucose metabolism, in which our co-founder Jerry Colca, Ph.D., played a key role. Dr. Colca was also involved in the selection and early development of the first generation TZD, pioglitazone.

Our Chief Executive Officer, Robert Baltera, Jr., is a veteran pharmaceutical executive, having served as CEO of cardiovascular-focused Laguna Pharmaceuticals and fibrosis-focused Amira Pharmaceuticals and held a number of senior management positions over 17 years at Amgen. Our Chief Medical Officer, Howard Dittrich, M.D., has over 20 years of experience as a cardiologist and therapeutic research and clinical development executive. He served as the CMO of Laguna Pharmaceuticals, Sorbent Therapeutics, Sequel Pharmaceuticals and NovaCardia, and was instrumental in gaining U.S. Food and Drug Administration, or FDA, approval of two cardiovascular imaging agents. Our Chief Financial Officer and Chief Business Officer, Brian Farmer, has held senior leadership positions in several cardiovascular focused pharmaceutical companies, including Laguna Pharmaceuticals and NovaCardia, and has commercial experience at Eli Lilly. Our investors include some of the leading biotechnology-focused funds, such as Frazier Healthcare Partners, Novo Ventures, Adams Street Partners and Hopen Life Science Ventures.

Our Strategy

Our goal is to become a leading pharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and metabolic diseases, including MSDC-0602K, which we believe has the potential to be used as a cornerstone NASH therapy. To achieve our goal, we plan to:

•	rapidly advance MSDC-0602K through clinical development and seek approval for the treatment of NASH with fibrosis;

•	explore development of MSDC-0602K in combination with other NASH development candidates as well as in indications beyond NASH;

•	establish a commercial organization to maximize the global commercial value of MSDC-0602K; and

•	leverage our expertise in the field of liver and metabolic diseases to expand our pipeline through strategic licensing, collaborations and/or acquisitions.

Risks Associated with Our Business

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•

We are an early stage pharmaceutical company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

•

We are highly dependent on the success of our only product candidate, MSDC-0602K, which is in clinical development, and we may not be able to obtain regulatory or marketing approval for, or successfully commercialize, this product candidate on a timely basis or at all.

•

We are initially developing MSDC-0602K for the treatment of NASH with fibrosis, an indication for which there are no approved pharmacologic therapies. This makes it difficult to predict the timing and costs of clinical development of MSDC-0602K in NASH with fibrosis.

•

Even if this offering is successful, we will need to obtain substantial additional funding to complete the clinical development of and commercialize MSDC-0602K and any future product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

•

We are early in our development efforts. We only recently completed enrollment for our Phase 2b EMMINENCE clinical trial in NASH subjects with fibrosis and, as a company, we have limited experience in this area.

•

The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for MSDC-0602K for the treatment of NASH with fibrosis or other indications, or any future product candidates, on a timely basis or at all.

•

Any delays in the commencement or completion, or termination or suspension, of our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

•

Even if we obtain FDA approval of MSDC-0602K or any future product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

•

We rely on third parties to conduct our clinical trials, perform some of our research and preclinical studies and manufacture our product candidates, and these third parties may not perform satisfactorily.

•

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, then our commercial opportunity will be reduced or eliminated.

•

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

•

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Corporate and Other Information

We were originally formed as a limited liability company under the laws of the state of Delaware in November 2015 under the name Octeta Therapeutics, LLC. We converted from a Delaware limited liability company into a Delaware corporation and changed our name to Cirius Therapeutics, Inc., in March 2017. Our principal executive offices are located at 12651 High Bluff Drive, Suite 150, San Diego, CA 92130, and our telephone number is (858) 333-6274. Our corporate website address is www.ciriustx.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to a total of additional shares of common stock.

Use of proceeds	We intend to use the net proceeds from this offering to and for working capital and other general corporate purposes, including the additional costs and expenses associated with being a public company. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Select Market symbol	“CSTX”

Directed share program	At our request, the underwriters have reserved up to shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors and officers and certain other parties associated with us. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such directed shares. Any directed shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The number of shares of our common stock to be outstanding after this offering is based on 78,573,319 shares of common stock outstanding as of September 30, 2018, after giving effect to the conversion of our outstanding shares of convertible preferred stock into 60,273,319 shares of common stock, and excludes:

•	9,559,976 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2018, at a weighted-average exercise price of $0.18 per share;

•	up to 145,631 shares of Series A-2 convertible preferred stock issuable upon the exercise of an outstanding warrant as of September 30, 2018, at an exercise price of $1.03 per share;

•

                 shares of common stock reserved for future issuance under our 2019 equity incentive plan, or the 2019 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2017 equity incentive plan, as amended, or the 2017 Plan, which shares will be added to the shares reserved under the 2019 Plan upon its effectiveness); and

•

                 shares of common stock reserved for future issuance under our 2019 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•

the conversion of all our outstanding shares of convertible preferred stock as of September 30, 2018, into an aggregate of 60,273,319 shares of common stock in connection with the completion of this offering;

•	the adjustment of our outstanding warrant to purchase shares of our Series A-2 convertible preferred stock into a warrant to purchase shares of our common stock upon completion of this offering;

•	no exercise by the underwriters of their option to purchase up to a total of additional shares of our common stock;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	a one-for- reverse stock split of our common stock to be effected prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following summary statements of operations data for the years ended December 31, 2016 and 2017 are derived from our audited financial statements appearing elsewhere in this prospectus. The summary statements of operations data for the nine months ended September 30, 2017 and 2018 and the balance sheet data as of September 30, 2018 are derived from our unaudited interim financial statements and related notes included elsewhere in this prospectus. In our opinion, these unaudited financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read these data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the interim periods are not necessarily indicative of the results that may be expected for any other interim periods or any future year.

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands, except share/unit and per share/unit data)
Statement of Operations Data:
Operating expenses:
Research and development	$4,227	$16,351	$10,623	$14,146
General and administrative	501	1,946	1,339	2,209

Total operating expenses	4,728	18,297	11,962	16,355

Loss from operations	(4,728)	(18,297)	(11,962)	(16,355)
Other income (expense):
Interest income	40	225	162	110
Interest expense	—	—	—	(61)
Change in fair value of warrant liability	—	—	—	(53)

Total other income (expense)	40	225	162	(4)

Net loss and comprehensive loss	(4,688)	(18,072)	(11,800)	(16,359)
Cumulative preferred return on preferred units	(863)	(303)	(303)	—

Net loss attributable to common stock/units(1)	$(5,551)	$(18,375)	$(12,103)	$(16,359)

Net loss per share/unit, basic and diluted(1)	$(0.30)	$(1.00)	$(0.66)	$(0.89)

Weighted average shares/units of common stock/units outstanding, basic and diluted	18,300,000	18,300,000	18,300,000	18,300,000

Pro forma net loss per share/unit, basic and diluted(2)		$(0.31)		$(0.24)

Pro forma weighted average shares/units of common stock/units outstanding, basic and diluted(2)		57,952,238		68,523,179

(1)	See Note 1 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share/unit and the number of shares/units used in the computation of the per share/unit amounts.
(2)	The calculations for the pro forma net loss per common stock/unit, basic and diluted, and the pro forma weighted average shares of common stock/units outstanding, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock/units into shares of our common stock/units, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

	AS OF SEPTEMBER 30, 2018
	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$22,271	$	$
Working capital	18,713
Total assets	24,791
Preferred stock warrant liability	183
Convertible preferred stock	61,032
Accumulated deficit	(40,819)
Total stockholders’ deficit	(40,413)

(1)	Pro forma amounts reflect the conversion of all our outstanding shares of convertible preferred stock into an aggregate of shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and warrant liability to permanent equity in connection with the completion of this offering.
(2)	Pro forma as adjusted amounts reflect the pro forma adjustments described in footnote (1) above, as well as the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of the prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ , assuming the number of shares offered by us as stated on the cover page of this prospectus remain unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ , assuming the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock is speculative and involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business and to the Development, Regulatory Approval and Commercialization of MSDC-0602K

We are an early stage pharmaceutical company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

We are an early stage pharmaceutical company with a very limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. We were originally formed as a limited liability company under the laws of the state of Delaware in November 2015 under the name Octeta Therapeutics, LLC. We converted from a Delaware limited liability company into a Delaware corporation in March 2017 and changed our name to Cirius Therapeutics, Inc. To date, our operations have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our product candidate, MSDC-0602K, and general and administrative support for these operations. MSDC-0602K is our only product candidate and is currently in clinical development. We have never completed the development of any product candidate. We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, our net losses were $4.7 million, $18.1 million and $16.4 million, respectively. As of September 30, 2018, we had an accumulated deficit of $40.8 million. We expect to incur increasing levels of operating losses for the foreseeable future as we execute our plan to continue our research and development activities, including the ongoing and planned clinical development of MSDC-0602K, and incur the additional costs of operating as a public company. We expect that it will be several years, if at all, before MSDC-0602K is ready for potential regulatory approval and commercialization. Consequently, we have no meaningful operations upon which to evaluate our business, and predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our financial position and working capital.

To become and remain profitable, we must develop and eventually commercialize a product with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials and preclinical studies of MSDC-0602K, obtaining marketing approval for MSDC-0602K, manufacturing, marketing and selling MSDC-0602K if we obtain marketing approval, successfully negotiating with third-party payor groups and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we succeed in obtaining approval for and commercializing MSDC-0602K, we may never generate revenues that are significant enough to achieve profitability. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. Furthermore, because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we may incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We are highly dependent on the success of our only product candidate, MSDC-0602K, which is in clinical development, and we may not be able to obtain regulatory or marketing approval for, or successfully commercialize, this product candidate on a timely basis or at all.

Our future success will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize MSDC-0602K for one or more indications, including the treatment of NASH with fibrosis, which may never occur. We have no product candidates in our pipeline other than MSDC-0602K. We currently generate no revenues from sales of any pharmaceutical candidates or otherwise and we may never be able to develop or commercialize a marketable pharmaceutical product.

Before we can market and sell MSDC-0602K in the United States or foreign jurisdictions, we will need to commence and complete additional clinical trials, manage clinical and manufacturing activities, obtain necessary regulatory approvals from the FDA in the United States, and from similar foreign regulatory agencies in other jurisdictions, obtain manufacturing supply, build a commercial organization or enter into a marketing collaboration with a third party, and in some jurisdictions, obtain reimbursement authorization, among other things. We cannot assure you that we will be able to successfully complete the necessary clinical trials and/or obtain regulatory approvals and develop sufficient commercial capabilities for MSDC-0602K. We have not submitted a New Drug Application, or NDA, to the FDA, or similar drug approval filings to comparable foreign authorities, for any product candidate. Further, MSDC-0602K may not receive regulatory approval even if it is successful in clinical trials. If we do not receive regulatory approvals, our business, prospects, financial condition and results of operations will be adversely affected. Even if we obtain regulatory approvals, we may never generate significant revenues from any commercial sales of MSDC-0602K. If MSDC-0602K is approved and we fail to successfully commercialize it, we may be unable to generate sufficient revenues to sustain and grow our business and our business, prospects, financial condition and results of operations will be adversely affected.

We are initially developing MSDC-0602K for the treatment of NASH with fibrosis, an indication for which there are no approved pharmacologic therapies. This makes it difficult to predict the timing and costs of clinical development of MSDC-0602K in NASH with fibrosis.

Our current research and development efforts are focused on developing MSDC-0602K for the treatment of NASH with fibrosis, an indication for which there are no approved pharmacologic therapies. The regulatory approval process for novel product candidates such as MSDC-0602K can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. As other companies are in later stages of clinical trials for their potential NASH therapies, we expect that the path for regulatory approval for NASH therapies may continue to evolve in the near term as these other companies refine their regulatory approval strategies and interact with regulatory authorities. Such evolution may impact our future clinical trial designs, including trial size and endpoints, in ways that we cannot predict today. Our anticipated development costs would likely increase if development of MSDC-0602K or any future product candidate is delayed because we are required by the FDA to perform studies or trials in addition to, or different from, those that we currently anticipate. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of any increase in our anticipated development costs.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the clinical development of and commercialize MSDC-0602K and any future product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations and expect our expenses to increase substantially during the next few years. The development of pharmaceutical product candidates is capital intensive. As MSDC-0602K and any future product candidates advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our clinical, regulatory, quality and manufacturing capabilities. In addition, if we obtain marketing approval for MSDC-0602K or any future product candidates, we expect to incur significant commercialization expenses for marketing, sales, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As of September 30, 2018, we had $22.3 million in cash and cash equivalents. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operations for at least the next              . In particular, we expect that the net proceeds from this offering will allow us to             . However, changing circumstances or inaccurate estimates by us may cause us to use capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. Importantly, we have not yet finalized our Phase 3 clinical trial design and do not expect to do so until we have final data from our ongoing Phase 2b clinical trial and confer with the FDA. This and other late-stage clinical trials may require more capital than we are presently anticipating due to any number of reasons, including the number of subjects to be enrolled, the required clinical study endpoint(s) and the number and location of the sites used to conduct the trial, among other things. Even with the expected net proceeds from this offering, we will not have sufficient funds to complete the clinical development of MSDC-0602K through regulatory approval for the treatment of NASH with fibrosis, and we will need to raise substantial additional capital to complete the development of and commercialize MSDC-0602K, irrespective of additional costs for the development of MSDC-0602K in additional indications or the research and development of any future product candidates.

Until we can generate sufficient product revenue to finance our cash requirements, which we do not expect for many years, if at all, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. In addition, any debt financing may subject us to fixed payment obligations and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, including, for example, the covenants included in our existing loan and security agreement with Pacific Western Bank. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidate, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also could be required to seek collaborators for MSDC-0602K or any future product candidate at an earlier stage than otherwise would be desirable or relinquish our rights to such product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of MSDC-0602K. Any of the above events could significantly harm our business, financial condition, results of operations and prospects and cause the price of our common stock to decline.

Our future capital requirements will depend on many factors, including:

•	the initiation, scope, rate of progress, costs and results of our research and development activities for MSDC-0602K or any future product candidates;

•	the scope and costs of manufacturing development and commercial manufacturing activities, if we receive regulatory approval for MSDC-0602K or any future product candidates;

•	the costs, timing and outcome of regulatory review of MSDC-0602K and any future product candidates;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

•

our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of MSDC-0602K or any future product candidates;

•	the costs associated with being a public company;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•	the cost associated with commercializing MSDC-0602K and any future product candidates, if they receive marketing approval in one or more indications.

Conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, MSDC-0602K or any future product candidates, if approved, may not achieve commercial success.

We are early in our development efforts. We only recently completed enrollment for our Phase 2b EMMINENCE clinical trial in NASH subjects with fibrosis and, as a company, we have limited experience in this area.

We are early in our development efforts and most of our operations to date have been limited to developing our product candidate, MSDC-0602K. In May 2018, we completed enrollment for our Phase 2b clinical trial, the EMMINENCE trial, for the treatment of NASH with fibrosis. In the trial, we will evaluate hepatic histological changes measured by biopsy, changes in liver and metabolic functions measured by the circulating liver enzymes ALT and AST, markers of liver fibrosis, glycemic control and safety and tolerability. Because of the early stage of our development efforts, and because the regulatory landscape in NASH is still evolving, we are still in the process of determining the clinical development path forward for MSDC-0602K for the treatment of NASH with fibrosis.

Clinical trial failure may result from a multitude of factors including flaws in study design, dose selection, placebo effect, subject enrollment criteria and failure to demonstrate safety or efficacy. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the pharmaceutical industry have suffered setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Further, based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from clinical trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may further delay, limit or prevent marketing approval. Furthermore, as more product candidates in a therapeutic area, particularly for the treatment of NASH, proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change.

We currently have only MSDC-0602K in clinical development. We are unable to predict if MSDC-0602K or any of our future product candidates that advance into clinical trials will prove safe or effective in humans or will obtain marketing approval. If we are unable to complete preclinical or clinical trials of current or future product candidates, due to safety concerns, or if the results of these trials are not satisfactory to convince regulatory authorities of their safety or efficacy, or that they demonstrated a favorable risk-benefit profile, we will not be able to obtain marketing approval for commercialization. Even if we are able to obtain marketing approvals for MSDC-0602K or any future product candidates, those approvals may be for indications that are not as broad as desired or may contain other limitations that would adversely affect our ability to generate revenue from sales of those products. For example, all approved drugs in the same structural category as MSDC-0602K carry a boxed warning due to a possible severe side effect of congestive heart failure. Even if we see no cases of congestive heart failure in our studies, the FDA may require that our labeling, if approved, also carry a boxed warning. Moreover, if we are not able to differentiate MSDC-0602K or any future product candidates against other product candidates that may be approved for the treatment of NASH, or any other indication that we may pursue with MSDC-0602K or any future product candidates, or if any of the other circumstances described above occur, our business would be materially harmed and our ability to generate revenue would be severely impaired.

Our ability to generate product revenues, which we do not expect will occur for many years, if at all, will depend heavily on our ability to successfully complete the above activities and any other activities required for the successful development and eventual commercialization of MSDC-0602K. Our success will further depend on factors such as:

•	favorable results from the EMMINENCE trial;

•	successful enrollment in, and completion of, future clinical trials with favorable results;

•	demonstrating safety and efficacy to the satisfaction of the FDA or other applicable regulatory authorities;

•	receipt of marketing approvals from the FDA or other applicable regulatory authorities;

•	establishing manufacturing capabilities or arrangements with third-party manufacturers for clinical supply and, if and when approved, for commercial supply;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of MSDC-0602K, if and when approved, whether alone or in combination with others;

•	acceptance of MSDC-0602K, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for MSDC-0602K; and

•	maintaining a continued acceptable safety profile following approval.

If we do not achieve one or more of these factors in a timely manner, we could experience significant delays or an inability to successfully obtain marketing approval and commercialize MSDC-0602K, which would materially harm our business.

The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for MSDC-0602K for the treatment of NASH with fibrosis or other indications, or any future product candidates, on a timely basis or at all.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing and distribution and other possible activities relating to MSDC-0602K as well as any other product candidates that we may develop in the future, are subject to extensive regulation in the United States and foreign jurisdictions. Marketing approval of pharmaceutical product candidates in the United States requires the submission of an NDA to the FDA and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of an NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls.

Regulatory approval of an NDA is not guaranteed, and the review and approval process is an expensive and uncertain process that may take several years. The FDA and foreign regulatory entities also have substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for NDA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to treat and the regulations applicable to any particular product candidate. Despite the time and expense associated with preclinical studies and clinical trials, failure can occur at any stage. The interim and final results of preclinical and early clinical trials of MSDC-0602K and any future product candidates, and other products with the same mechanism of action, may not be predictive of the results of our later-stage clinical trials. In particular, while we have conducted certain preclinical studies and clinical trials of MSDC-0602K and are conducting the EMMINENCE trial, the design of these studies may be sufficiently different from that of our future clinical trials and therefore these studies may not be predictive of the results of our future clinical trials. In addition, the FDA has questioned whether the one-year duration of the EMMINENCE trial will provide sufficient information to guide dosing duration in our Phase 3 program. Clinical trial failure may result from a multitude of factors including flaws in trial design, dose selection, placebo effect, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits, and failure in clinical trials can occur at any stage. Companies in the pharmaceutical industry frequently suffer setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from clinical trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may further delay, limit or prevent marketing approval.

The FDA and similar foreign authorities could delay, limit or deny approval of MSDC-0602K or any future product candidates for many reasons, including because they:

•	may not deem MSDC-0602K or any future product candidates to be adequately safe and effective;

•

may not agree that the data collected from clinical trials are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	may determine that adverse events experienced by participants in our clinical trials represents an unacceptable level of risk;

•	may determine that the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	may not find clinical data from trials which are conducted at clinical facilities in other countries to be generalizable to United States patients;

•	may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

•	may object to the manufacturing processes or facilities associated with our product candidates;

•	may change approval policies or adopt new regulations; or

•	may not accept a submission due to, among other reasons, the content or formatting of the submission.

In addition, under a recently announced FDA reorganization of the agency’s Office of New Drugs, the reviewing division that oversees the development of NASH pharmaceutical products, including MSDC-0602K, may be subdivided. Such reorganization could lead to delays in review and subsequent marketing approval.

Generally, public concern regarding the safety of drug products could delay or limit our ability to obtain regulatory approval, result in the inclusion of unfavorable information in our labeling, or require us to undertake other activities that may entail additional costs.

If we experience delays in obtaining approval or if we fail to obtain approval of MSDC-0602K or any future product candidates, the commercial prospects for such product candidates may be harmed and our ability to generate revenues will be materially impaired, which would adversely affect our business, prospects, financial condition and results of operations.

Even if we obtain FDA approval of MSDC-0602K or any future product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory and compliance related requirements of other countries regarding safety and efficacy.

Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we experience delays in obtaining regulatory approval or fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

Clinical drug development is a lengthy and expensive process with an uncertain outcome. Any difficulties or delays in the commencement or completion, or termination or suspension, of our current and planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before obtaining marketing approval from regulatory authorities for the sale of MSDC-0602K, or any future product candidate, we must conduct extensive clinical trials to demonstrate such product candidate’s safety and efficacy. Clinical testing is expensive, time consuming and uncertain as to outcome. The interim or final results of previous preclinical and clinical trials of MSDC-0602K or any future product candidates may not be predictive of the results of later-stage clinical trials. For example, positive results generated to date in clinical trials for MSDC-0602K do not ensure that later clinical trials will demonstrate similar results. In addition, we rely on preclinical, clinical and quality data generated by clinical research organizations, or CROs, and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase.

The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

•	the size of the study population required for further analysis of the study’s primary endpoints;

•	obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

•

any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval from one or more institutional review boards, or IRBs;

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of combination therapies for use in clinical trials;

•	subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up;

•	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	occurrence of serious adverse events in trials of the same class of therapies conducted by other companies;

•	selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

•

a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice, or cGMP, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practices, or GCPs, or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Certain of our scientific advisors or consultants who receive compensation from us are also investigators in our clinical trials or are likely to be investigators for our future clinical trials. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study results. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of our product candidates in one or more indications.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues which may harm our business, financial condition, results of operations and prospects significantly. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies or clinical trials to bridge our modified product candidates to earlier versions. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of MSDC-0602K and any future product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

If we experience delays or difficulties in enrolling subjects in future clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for MSDC-0602K, or any future product candidate, if we are unable to identify and enroll a sufficient number of eligible subjects to participate in these trials as required by the FDA or analogous regulatory authorities outside the United States. While we have fully enrolled the EMMINENCE trial, there is no guarantee that we will be successful in enrolling subjects in future clinical trials for MSDC-0602K or any future product candidates. In addition, some of our competitors may have ongoing clinical trials for product candidates that would treat the same indications as MSDC-0602K or potential product candidates we may seek to develop in the future, and subjects who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. This is acutely relevant for our development of MSDC-0602K for the treatment of NASH with fibrosis, a disease for which there is significant competition for clinical trial subjects. Patient enrollment is also affected by other factors, including:

•	severity of the disease under investigation;

•	the size of patient population required for analysis of any future clinical trial’s primary or secondary endpoints;

•	invasive procedures required to obtain evidence of drug performance during the clinical trial;

•	availability and efficacy of approved medications for the disease under investigation;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under study;

•	efforts to facilitate timely enrollment in clinical trials;

•	reluctance of physicians to encourage patient participation in clinical trials;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of subjects for our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

Adverse side effects or properties or other safety risks associated with MSDC-0602K or any future product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with the use of MSDC-0602K and any future product candidates. Specifically, MSDC-0602K is a TZD and shares some structural similarities, as well as key differences, with previous TZDs such as pioglitazone and rosiglitazone. The most frequent side effects of TZDs are edema, weight gain and bone loss. The most serious side effect is heart failure for which the approved TZDs carry a boxed warning. There also have been concerns of other cardiovascular issues with rosiglitazone and also concerns raised regarding bladder cancer associated with treatment with TZDs. In studies of MSDC-0602K in animals, findings similar to those of other insulin sensitizing agents have been noted, but these were not considered clinically meaningful based on the low magnitude of the changes and lack of adverse physiologic consequences. In our Phase 1 clinical trials and our Phase 2a clinical trial in Type 2 diabetes, the investigators did not find clinically significant safety laboratory tests, vital signs, physical examination findings or electrocardiogram abnormalities. Nonetheless, results of the EMMINENCE trial and anticipated future clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics as the clinical trials progress to longer exposures and a larger number of patients. Undesirable side effects caused by MSDC-0602K or any future product candidates could result in the delay, suspension or termination of clinical trials by us, the FDA or other regulatory authorities for a number of reasons. If we elect or are required to further delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any such product candidates will be delayed or eliminated.

Moreover, if MSDC-0602K or any future product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for such product candidate if approved. We may also be required to modify our study plans based on findings in our ongoing clinical trials. Many compounds that initially showed promise in early stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that, as we test MSDC-0602K in the EMMINENCE trial or larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of MSDC-0602K becomes more widespread if it receives regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. If such side effects become later known in development or upon approval, if any, such findings may harm our business, financial condition, results of operations and prospects significantly. In addition, if MSDC-0602K or any future product candidates receives marketing approval, and we or others later identify undesirable side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw, suspend or limit approval of MSDC-0602K or any future product candidates;

•	we may be required to recall a product or change the way such product is administered to patients;

•

regulatory authorities may require additional warnings or statements in the labeling, such as a boxed warning or a contraindication or issue safety alerts, press releases or other communications containing warnings or other safety information about the product candidate, for example, field alerts to physicians and pharmacies;

•

regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the product outweigh its risks;

•

we may be required to change the way a product is distributed or administered, conduct additional clinical trials or change the labeling of a product, or be required to conduct additional post-marketing studies or surveillance;

•	we could be sued and held liable for harm caused to patients;

•	sales of the product may decrease significantly or MSDC-0602K or any future product could become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of MSDC-0602K or any future product candidates, if approved, and could significantly harm our business, financial condition, results of operations and prospects.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or topline data from our clinical trials, such as data from our interim analysis for the EMMINENCE trial announced in October 2018, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials, such as the interim analysis for the EMMINENCE trial that assessed safety and changes in liver enzymes and certain biomarkers. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available.

In addition, while we reported positive interim results on liver enzymes from the EMMINENCE trial, the FDA has expressed concern that such data are not predictive of the primary, histological endpoints used at 12 months. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock after this offering. See the description of risks under the heading “Risks Related to our Common Stock and this Offering” for more disclosure related to the risk of volatility in our stock price.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, drug candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, MSDC-0602K or any future product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

We may conduct additional clinical trials of MSDC-0602K and other future product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials or may determine that such data are not generalizable to the United States, in which case our development plans will be delayed, which could materially harm our business.

Although the FDA and foreign equivalents may accept data from clinical trials conducted entirely outside the United States and not under an IND, acceptance of such study data is generally subject to certain conditions. For example, the FDA requires the clinical trial to have been conducted in accordance with GCPs, and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Moreover, the FDA will consider intrinsic and extrinsic factors regarding the sites and populations in which the studies were conducted to determine if the results are generalizable to the United States population. In addition, we may not obtain FDA advance comment on the clinical protocols for studies conducted only at sites outside of the United States, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which would likely require us to conduct additional clinical trials. Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

We intend to seek accelerated approval for MSDC-0602K for the treatment of NASH with fibrosis, which may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that MSDC-0602K will receive marketing approval.

Under the FDA’s accelerated approval program, also known as subpart H approval, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We intend to seek accelerated approval for MSDC-0602K for the treatment of NASH with fibrosis on the basis of a histopathological endpoint that we believe is reasonably likely to predict clinical benefit. For drugs granted accelerated approval, post-marketing confirmatory trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed and/or initiated prior to approval. If any of our competitors were to receive full approval for the treatment of NASH with fibrosis before we receive accelerated approval, NASH may no longer qualify as a condition for which there is an unmet medical need. In such case, MSDC-0602K would be precluded from the accelerated approval pathway for the treatment of NASH with fibrosis. Moreover, the FDA may withdraw approval of our product candidate approved under the accelerated approval pathway if, for example:

•

the trial or trials required to verify the predicted clinical benefit of our product candidate fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug;

•	other evidence demonstrates that our product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-approval trial of our product candidate with due diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

We may not be successful in our efforts to expand our pipeline by identifying additional indications for which to test MSDC-0602K in the future.

Our clinical trials may lead us to explore additional indications for which MSDC-0602K may have therapeutic benefit, yet this may fail to yield additional clinical development opportunities for a number of reasons, including MSDC-0602K may, on further study, be shown to have harmful side effects, limited to no efficacy or other characteristics that indicate that it is unlikely to receive marketing approval and achieve market acceptance in such additional indications. Further, research programs to identify additional indications for MSDC-0602K require substantial technical, financial and human resources. If we are unable to identify additional indications for MSDC-0602K development, our future growth prospects could be materially and adversely affected.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus MSDC-0602K and any future product candidates on the potential treatment of certain indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Even if we receive regulatory approval for MSDC-0602K or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, such product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any such product candidates.

Any regulatory approvals that we receive for MSDC-0602K or any future product candidates may be subject to significant limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

In addition, if the FDA or a comparable foreign regulatory authority approves MSDC-0602K or any future product candidates, those products will be subject to extensive and ongoing regulatory requirements, including for the manufacturing, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export, recordkeeping, conduct of potential post-marketing studies and post-market submission requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, undesirable side effects caused by the product, problems encountered by our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, either before or after product approval, may result in, among other things:

•	restrictions on the marketing, manufacturing, or distribution of the product;

•	requirements to include additional warnings on the label;

•	requirements to create or enhance a medication guide outlining the risks to patients;

•	withdrawal of the product from the market;

•	voluntary or mandatory product recalls;

•	requirements to change the way the product is administered or for us to conduct additional clinical trials;

•	fines, warning or untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

•	harm to our reputation.

Additionally, if MSDC-0602K or any future product candidate receives marketing approval, the FDA could require us to adopt a REMS to ensure that the benefits of the therapy outweigh its risks, which may include, among other things, elements to assure safe use and a communication plan to health care practitioners. Any of these events could prevent us from achieving or maintaining market acceptance of the product or the particular product candidate at issue and could significantly harm our business, financial condition, results of operations and prospects, financial condition and results of operations. The FDA has significant post-marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post-marketing studies or clinical trials to evaluate serious safety risks related to the use of a drug.

In addition, if MSDC-0602K or any future product candidate is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about pharmaceutical products. In particular, a product may not be promoted for uses that are inconsistent with the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also entered into consent decrees with, or obtained permanent injunctions against, companies under which specified promotional conduct is changed or curtailed.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning or untitled letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approvals;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities;

•	seize or detain products; or

•	request that we initiate a product recall.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of MSDC-0602K or any future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties.

Even if MSDC-0602K or any future product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, hospitals, healthcare payors and others in the medical community necessary for commercial success.

If MSDC-0602K or any future product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. There are no currently-approved therapies for the treatment of NASH with fibrosis, which may mean that we are required to use more resources to educate the medical and insurance reimbursement community than we are anticipating, if MSDC-0602K is approved for the treatment of this disease. If MSDC-0602K or any future product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	safety, efficacy and potential advantages compared to alternative treatments;

•	limitations or warnings contained in the labeling approved for our product candidates by the FDA or other applicable regulatory authorities;

•	any restrictions on the use of our products, and the prevalence and severity of any adverse effects associated with our product candidates;

•	our ability to offer our medicines for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	potential product liability claims;

•	the timing of market introduction of our products as well as competitive drugs;

•	the effectiveness of our or any of our potential future sales and marketing strategies;

•	unfavorable publicity relating to the product;

•	sufficient third-party coverage and adequate reimbursement;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement; and

•	the prevalence and severity of any side effects.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell MSDC-0602K or any future product candidates, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If MSDC-0602K ultimately receives regulatory approval, we intend to establish a specialty sales force that will target a concentrated group of liver specialists in the United States. However, we may not be able to establish such a sales force and effectively market and distribute MSDC-0602K. We may have to seek collaborators, especially for marketing and sales outside of the United States, or invest significant amounts of financial and management resources to develop internal sales, distribution and marketing capabilities, some of which will be committed prior to any confirmation that our product candidates will be approved, if at all. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. Even if we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional related risks, including:

•	we may not be able to attract and build an effective marketing department or sales force;

•	the cost of establishing a marketing department or sales force may exceed our available financial resources and the revenue generated by MSDC-0602K or any future product candidates; and

•	our direct sales and marketing efforts may not be successful.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, as our product candidates would be, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for MSDC-0602K for the treatment of NASH with fibrosis, physicians may nevertheless prescribe MSDC-0602K to their patients in a manner that is inconsistent with the approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, then our commercial opportunity will be reduced or eliminated.

The pharmaceutical and biotechnology industries are characterized by intense competition and rapid innovation. We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop small molecules and biologics for the treatment of liver diseases. While we believe that our technology, development experience, and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large multinational pharmaceutical companies, established biotechnology companies and specialty pharmaceutical companies, which have materially greater financial, manufacturing, marketing, research and drug development resources than we do. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for pharmaceuticals. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors. Further, our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or non-competitive. Our competitors also may obtain marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

We are aware of both private and public companies with development programs in NASH. These companies include, but are not limited to, Allergan plc, Bristol-Myers Squibb Company, Conatus Pharmaceuticals Inc., CymaBay Therapeutics, Inc., Eli Lilly and Company, Enanta Pharmaceuticals, Inc., ENYO Pharma SA, Intercept Pharmaceuticals, Inc., Genfit SA, Gilead Sciences, Inc., Madrigal Pharmaceuticals, Inc., NGM Biopharmaceuticals, Inc., Novartis AG, Novo Nordisk A/S, Pfizer, Inc., Sanofi S.A., Shire plc, Terns Pharmaceuticals, Inc. and Viking Therapeutics, Inc. Of these, Allergan, Genfit, Gilead and Intercept have programs in Phase 3 clinical development. In addition, Poxel SA is developing a deuterium-modified version of pioglitazone, currently in Phase 1 clinical development. Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or cheaper than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our product’s entry. We believe the competitive factors that will determine the success of our programs will be the efficacy, safety, pricing and reimbursement, and convenience of our products, if approved.

As more product candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in those class will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenues and financial condition would be materially and adversely affected.

Many of our competitors, such as large pharmaceutical and biotechnology companies like Allergan, Bristol-Myers Squibb, Eli Lilly, Gilead, Novartis, Novo Nordisk and Pfizer have longer operating histories and significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. In addition, these larger companies may be able to use their greater market power to obtain more favorable distribution and sales-related agreement with third parties which could give them a competitive advantage over us.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and subject enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, MSDC-0602K or any future programs.

The key competitive factors affecting the success of MSDC-0602K are likely to be its efficacy, safety, pricing and reimbursement, and convenience. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.

If the market opportunities for any product that we or our strategic partners develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

We are a clinical-stage pharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and metabolic diseases. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. For example, we intend to develop MSDC-0602K for the treatment of NASH with fibrosis, which includes a subset of NASH patients. If any of our estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.

Adverse developments that occur during preclinical studies or clinical trials conducted by third parties with similar compounds, or with our compound in other indications and/or jurisdictions may affect our ability to obtain regulatory approval or commercialize MSDC-0602K.

A third party, over which we have no control, has the rights to develop and commercialize MDSC-0602K in India for the treatment of Type 2 diabetes and the third party from which we obtained MSDC-0602K, has the rights to develop and commercialize another second-generation TZD, MSDC-0160. If serious adverse events occur during any clinical trials of MSDC-0602K or MSDC-0160, conducted by these third parties, the FDA or other regulatory authorities may delay, limit or deny approval of MSDC-0602K or require us to conduct additional clinical trials as a condition to marketing approval, which would increase our costs. If we receive FDA approval for MSDC-0602K and a new and serious safety issue is identified in clinical trials conducted by these third parties, regulatory authorities may withdraw their approval of the product or otherwise restrict our ability to market and sell MSDC-0602K. In addition, treating physicians may be less willing to prescribe our product due to concerns over such adverse events, which would limit our ability to commercialize MSDC-0602K.

The terms of our loan agreement restrict on our operating and financial flexibility.

On March 6, 2018, we entered into a loan and security agreement, or the Loan Agreement, with Pacific Western Bank, or PWB, that is secured by a lien covering substantially all of our personal property, excluding intellectual property. As of September 30, 2018, we had no outstanding principal balance under the Loan Agreement. The Loan Agreement includes affirmative and negative covenants applicable to us and any subsidiaries we create in the future. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage, and maintain all of our investment accounts in excess of $20,000 with PWB or PWB’s affiliates. The negative covenants include, among others, restrictions on us transferring or selling assets, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments, creating liens, entering into transactions with affiliates and suffering a change in control, in each case subject to certain exceptions. The Loan Agreement also includes customary events of default, the occurrence and continuation of which provide PWB with the right to exercise remedies against us and the collateral securing the loans under the Loan Agreement, including accelerating repayment of the loans, selling or reclaiming the collateral securing the Loan Agreement, including our cash, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Any declaration by the lenders of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline.

Risks Related to Manufacturing and Our Reliance on Third Parties

We contract with third parties for the manufacturing and supply of product candidates for use in preclinical testing and clinical trials, which supply may become limited or interrupted or may not be of satisfactory quality and quantity. If we or any of our third-party manufacturers encounter such difficulties, or fail to meet rigorously enforced regulatory standards, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

We do not own or operate any manufacturing facilities for the production of MSDC-0602K, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We rely, and expect to continue to rely, on third parties for the manufacture of MSDC-0602K for preclinical and clinical testing, including all required raw materials, drug substance and drug product needs, as well as for commercial supply if it is approved. We currently do not have long-term agreements with any of our third-party manufacturers and do not have any contractual relationships for the manufacture of commercial supplies of MSDC-0602K if it is approved. This reliance increases the risk that we will not have sufficient quantities of MSDC-0602K or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. This could be particularly problematic where we rely on a limited number of suppliers.

Furthermore, all entities involved in the preparation of product candidates for clinical trials or products for commercial sale, including our existing contract manufacturers for MSDC-0602K and future product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of an NDA on a timely basis and must adhere to the FDA’s Good Laboratory Practice regulations and cGMP regulations enforced by the FDA through its facilities inspection program. Comparable foreign regulatory authorities may require compliance with similar requirements. The facilities and quality systems of our third-party contractor manufacturers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of our product candidates. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMP regulations, but we are nevertheless responsible for their failures to comply with applicable laws and regulations, including cGMP.

In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do so on commercially reasonable terms, if at all. Further, we may be unable to use the product produced by that manufacturer, or if the manufacturer has manufactured product for our commercial sale, if and when we obtain approval, we could be subject to a recall of such product. Any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. The process of changing manufacturers is extensive, time consuming, and may require additional regulatory submission, any of which could cause delays or interruptions in our drug development. Further, if we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

Our or a third party’s failure to execute on our manufacturing requirements, to do so on commercially reasonable terms and comply with cGMP could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of MSDC-0602K or any future product candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for MSDC-0602K or any future product candidates;

•	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

In order to conduct later-stage clinical trials of our product candidates, we will need to manufacture them in large quantities. Our third party manufacturing partners may be unable to successfully increase the manufacturing capacity for MSDC-0602K or any future product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or become infeasible, and marketing approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

We rely, and intend to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, our development programs may be delayed, stopped or subject to increased costs or we may be unable to obtain regulatory approval, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are, and expect to remain, dependent on third parties to conduct the ongoing EMMINENCE trial and future clinical trials of MSDC-0602K, and any future preclinical and clinical trials of any other product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If our clinical trial site terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trial unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for the EMMINENCE trial, or other of our clinical trials, may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors for whom they may also be conducting clinical trials or other pharmaceutical product development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for MSDC-0602K or any future product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

Even if we receive marketing approval, we may not be able to successfully commercialize MSDC-0602K or any future product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

Obtaining coverage and adequate reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor, and there is no guarantee that we will be successful. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the indications for which the product is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices or by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States. Obtaining coverage and adequate reimbursement for our product candidates may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. Separate reimbursement for the product itself or the treatment or procedure in which our product is used may not be available.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Decisions regarding the extent of coverage and amount of reimbursement to be provided for MSDC-0602K or any future product candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage and adequate reimbursement for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that coverage will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded therapeutics and therapeutics administered under the supervision of a physician. Similarly, because our product candidates are physician-administered injectables, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may be reimbursed for providing the treatment or procedure in which our product is used. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its list of covered drugs, or formulary, it will be placed. The position on a payor’s formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use MSDC-0602K, or any future product, once approved, unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of such products. Therefore, coverage and adequate reimbursement are critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.

We may wish to acquire rights to future assets through in-licensing or may attempt to form collaborations in the future with respect to MSDC-0602K or any future product candidates, but may not be able to do so, which may cause us to alter or delay our development and commercialization plans.

The development and potential commercialization of MSDC-0602K or any future product candidates will require substantial additional capital to fund expenses. We may, in the future, decide to collaborate with other pharmaceutical companies for the development and potential commercialization of product candidates, and further, we may decide to collaborate or enter into strategic alliances for MSDC-0602K or other future product candidates in foreign jurisdictions, as we deem appropriate. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for any product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view such product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the following:

•	the design or results of clinical trials;

•	the likelihood of approval by the FDA or comparable foreign regulatory authorities;

•	the potential market for the product candidate;

•	the costs and complexities of manufacturing and delivering such product candidate to patients;

•	the potential of competing products;

•	the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

•	industry and market conditions generally.

The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue. Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain or realize the benefits of such collaborations if, for example, development approval of a product candidate is delayed, the safety of a product candidate is questioned or sales of an approved product candidate are unsatisfactory.

Risks Related to Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our product candidates, which include MSDC-0602K and any future product candidates, as well as their respective methods of use, manufacture and formulations thereof. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and product candidates is also at an early stage.

We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued which protect our product candidates such as MSDC-0602K or any future product candidates, or their intended uses, methods of manufacture, or formulations thereof, or which effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner, or at all. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection with respect to MSDC-0602K or any future product candidates. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, independent contractors, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection on technology relating to MSDC-0602K or any future product candidates.

Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or partners. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. There may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns.

Any patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technology. There is no guarantee that any of our pending patent applications will result in issued or granted patents, that any of our issued or granted patents will not later be found to be invalid or unenforceable or that any issued or granted patents will include claims that are sufficiently broad to cover our platform and other technologies we may develop or to provide meaningful protection from our competitors. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our current and future proprietary technology and product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely affect our position in the market. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, or prevent others from designing around our claims. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. In some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. There can be no assurances that we will seek patent coverage in all the countries where we may wish to commercialize our product candidates and thus open up the opportunity for others to gain a commercial advantage in these countries.

Composition of matter patents for biological and pharmaceutical products are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain, however, that the claims in our pending patent applications, including those claims covering the composition of matter of our product candidates, will be considered patentable by the U.S. Patent and Trademark Office, or USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions of matter relating to our product candidates, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The patent position of pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, that have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

Further, we may not be aware of all third-party intellectual property rights potentially relating to our research programs and product candidates such as MSDC-0602K and any future product candidates, or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third party pre-issuance submission of prior art to the USPTO or become involved in post-grant review procedures, oppositions, derivations, reexaminations, or inter partes review proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. The legal threshold for initiating such proceedings may be low, so that even proceedings with a low probability of success might be initiated. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application, and we may be subject to a third party pre-issuance submission of prior art to the USPTO. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. A patent term extension based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. Such laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to launch their product earlier than might otherwise be the case, and our business, financial condition, results of operations, and prospects could be materially harmed.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

We have pending U.S. and foreign patent applications in our portfolio relating to MSDC-0602K, however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors,

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; and/or

•

whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our product candidates such as MSDC-0602K and any future product candidates, as well as technologies relating to such product candidates will be considered patentable by the USPTO or by patent offices in foreign countries. We cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. Our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently have rights to intellectual property, covering our product candidates and other proprietary technologies. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technologies relating to our therapeutic research programs from additional third parties to further develop or commercialize our product candidates such as MSDC-0602K and/or any future product candidates. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and prospects.

Moreover, some of our owned and in-licensed patent applications or future patents may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

The growth of our business may depend in part on our ability to acquire, in-license or use additional third-party intellectual property rights. Our license agreements may be subject to a reservation of rights by one or more third parties, including the licensor. In addition, our license agreements may require us to meet certain development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. If we fail to comply with these obligations, we may be required to pay damages and our licensor may have the right to terminate the license, in which event we would not be able to develop or market the products covered by such licensed intellectual property and our competitors or other third parties might be able to gain access to technologies and products that are identical to ours. In addition, such license agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Disputes may arise regarding intellectual property subject to our license agreements, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe, misappropriate or otherwise violate any intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under the license agreement;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over licensed intellectual property prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described below. If we or our licensor fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

In spite of our best efforts, potential future licensors might conclude that we have materially breached our license agreements and might therefore terminate the relevant license agreements, thereby removing our ability develop and commercialize products and technology covered by such license agreements. If any of our inbound license agreements are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and growth prospects. Our business also would suffer if any current or future licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. Government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent that might adversely affect our ability to develop and market our products.

We cannot assure you that our operations do not, or will not in the future, infringe existing or future patents. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to our therapeutic research programs or necessary for the commercialization of our product candidates such as MSDC-0602K and/or any future product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties, and there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to our product candidates that we may identify. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the U.S. can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We cannot provide any assurances that third-party patents do not exist that might be enforced against our current technology, including our research programs, product candidates, which include MSDC-0602K and any future product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates such as MSDC-0602K and any future product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed or misappropriated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We cannot assure you that our product candidates and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, might assert are infringed by our current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates and other proprietary technologies we may develop, could be found to be infringed by our product candidate. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents, and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, and could divert the time and attention of our technical personnel and management, cause development delays, and/or require us to develop non-infringing technology, which may not be possible on a cost-effective basis, any of which could materially harm our business. In the event of a successful claim of infringement against us, we may have to pay substantial monetary damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees, redesign our infringing drug or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on the applicable product candidates or technology covered by the patent rendered invalid or unenforceable. Such a loss of patent protection would materially harm our business, financial condition, results of operations and prospects. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patent applications or future patents. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be materially harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors or other third parties may infringe or otherwise violate our patents, trademarks, copyrights or other intellectual property that relate to our research programs and product candidates, including MSDC-0602K and any future product candidates, their respective methods of use, manufacture and formulations thereof. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. In any patent infringement proceeding, there is a risk that a court will decide that a patent that we own or have licensed is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Some of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patents relating to MSDC-0602K and any future product candidates, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market.

While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. We could in the future be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of current or former employers or competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an individual to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a current or former employer or competitor.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management and other employees. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to MSDC-0602K or any future product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the current or former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We may not be able to protect our intellectual property rights throughout the world.

Patents have national or regional effect, and filing, prosecuting and defending patents on all of our research programs and product candidates throughout the world would be prohibitively expensive. As such, our intellectual property rights in some countries outside the United States can be less extensive than those in the United States and we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products or technology and may export otherwise infringing products or technology to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents relating to our research programs and product candidates. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies, products and product candidates. While we will endeavor to try to protect our technologies, products and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents relating to our research programs and product candidates. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States or USPTO rules and regulations could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until patent issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications, our ability to obtain future patents, and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our research programs such as MSDC-0602K and with respect to any future product candidates, as well as their respective methods of use, manufacture and formulations thereof, our competitive position would be adversely affected, as, for example, competitors might be able to enter the market earlier than would otherwise have been the case.

We may rely on trade secret and proprietary know-how that can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position with respect to our research programs and product candidates. Elements of our product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we expect to rely on third parties in the development and manufacture of our product candidates, we must, at times, share trade secrets with them. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Trade secrets and know-how can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how and information. We further seek to protect our potential trade secrets, proprietary know-how and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors and outside scientific collaborators, these agreements typically include invention assignment obligations. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. Because from time to time we expect to rely on third parties in the development, manufacture and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an interest in our patents or other intellectual property as an owner, co-owner, inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic, descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or our future licensors or collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•

we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries;

•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that our patents are valid, enforceable and infringed;

•	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•

the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Employee Matters and Managing Growth and Other Risks Related to Our Business

We are highly dependent on the services of our key personnel.

We are highly dependent on the services of our key personnel, Robert Baltera, Jr., who serves as our President and Chief Executive Officer, Howard Dittrich, M.D., who serves as our Chief Medical Officer, Brian Farmer, who serves as our Chief Business Officer and Chief Financial Officer, and Jerry Colca, Ph.D., who serves as our Chief Scientific Officer. Although we have entered into agreements with them regarding their employment, they are not for a specific term and each of them may terminate their employment with us at any time, though we are not aware of any present intention of any of these individuals to leave us.

We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of September 30, 2018, we had 10 full-time employees. As we advance our clinical development of MSDC-0602K, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, quality, regulatory affairs and, if MSDC-0602K or any future product candidate receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must:

•	identify, recruit, integrate, maintain and motivate additional qualified personnel;

•	identify and lease additional facilities;

•	manage our development efforts effectively, including the initiation and conduct of clinical trials for MSDC-0602K or any future product candidates; and

•	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize MSDC-0602K or any future product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain third-party contract organizations, advisors and consultants to provide certain services, including assuming substantial responsibilities for the conduct of our clinical trials and the manufacture of MSDC-0602K or any future product candidates. We cannot assure you that the services of such third-party contract organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by our vendors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of MSDC-0602K or any future product candidates or otherwise advance our business. We cannot assure you that we will be able to properly manage our existing vendors or consultants or find other competent outside vendors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by leasing additional facilities, hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize MSDC-0602K or any future product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, medical, regulatory, manufacturing and management skills and experience. We conduct our operations in the greater San Diego area, a region that is home to many other pharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among pharmaceutical companies. Many of the other pharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our product candidates and to grow our business and operations as currently contemplated.

Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) U.S. laws and regulations or those of foreign jurisdictions, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) federal and state health and data privacy, security, fraud and abuse, government price reporting, transparency reporting requirements, and other healthcare laws and regulations in the United States and abroad, (iv) sexual harassment and other workplace misconduct or (v) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt a code of conduct applicable to all of our employees prior to completion of this offering, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional integrity reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize MSDC-0602K and any future product candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any such product candidates before we receive marketing approval from the applicable regulatory authority in that foreign market, and we may never receive such marketing approval for any of our product candidates. To obtain marketing approval in many foreign countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of MSDC-0602K and any future product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of such product candidates and ultimately commercialize them in foreign markets, we would be subject to additional risks and uncertainties, including:

•	our customers’ ability to obtain reimbursement for MSDC-0602K or any future product candidates in foreign markets;

•	our inability to directly control commercial activities because we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of MSDC-0602K or any future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in a material disruption of our development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to data leakage. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of MSDC-0602K or any future product candidates could be delayed.

While we have not experienced any such system failure, accident or security breach to date, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of MSDC-0602K or any future product candidates could be delayed. In addition, the loss of clinical trial data for MSDC-0602K or any future product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

International data protection laws, including Directive 95/46/EC (EU Data Protection Directive) and EU Member State implementing legislation, may also apply to health-related and other personal information obtained outside of the United States. The EU Data Protection Directive and the national implementing legislation of the individual EU Member States impose strict obligations on the ability to process health-related and other personal information of EU data subjects, including in relation to collection, use and transfer. These include several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The EU Data Protection Directive prohibits the transfer of personal data to countries outside of the European Economic Area, or EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, uncertainty about compliance with EU data protection laws remains and data protection authorities from the different EU Member States may interpret the EU Data Protection Directive and national laws differently, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal data in the European Union, or EU.

Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, replaced the EU Data Protection Directive on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR generally maintains the EU Data Protection Directive’s restrictions on cross-border data transfer. The GDPR will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.

Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our headquarters and main research facility are located in the greater San Diego area, which in the past has experienced severe earthquakes and fires. If these earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us from using all or a significant portion of our headquarters or research facility, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused losses for the tax year ended December 31, 2017 will carry forward to offset future taxable income, if any, until such unused losses expire. Unused losses generated after December 31, 2017, under recent U.S. federal tax legislation (H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, informally titled the Tax Cuts and Jobs Act), will not expire and may be carried forward indefinitely but will be only deductible to the extent of 80% of current year taxable income in any given year. It is uncertain if and to what extent various states will conform to the recent U.S. federal tax legislation. In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a three-year period. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. As a result, if we earn net taxable income our pre-2018 net operating loss carryforwards may expire prior to being used, our net operating loss carryforwards generated in 2018 and thereafter will be subject to a percentage limitation and, if we undergo an ownership change (or if we previously underwent such an ownership change), our ability to use all of our pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, which significantly revises the Code. The Tax Cuts and Jobs Act, among other things, contains significant changes to U.S. federal corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, repeal of the alternative minimum tax for corporations, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated to the United States, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or repeal of many business deductions and credits. We do not expect the Tax Cuts and Jobs Act to have a material impact on our effective tax rate for the near future. However, we continue to examine the impact that this tax legislation may have on our business in the longer term. Accordingly, notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act. The impact of the Tax Cuts and Jobs Act on holders of our common stock is also uncertain and could be adverse. We urge prospective investors to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of MSDC-0602K and any future product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that MSDC-0602K or any future product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	delay or termination of clinical trials;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial subjects;

•	initiation of investigations by regulators;

•	significant costs to defend the related litigation and diversion of management’s time and our resources;

•	substantial monetary awards to study subjects or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We currently hold $10 million in aggregate product liability insurance coverage, which may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as MSDC-0602K advances through clinical trials and if we successfully commercialize any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the EU, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (i) introduced a new average manufacturer price definition for drugs and biologics that are inhaled, infused, instilled, implanted or injected and not generally dispensed through retail community pharmacies; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; (iii) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (iv) expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program; (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts (which through subsequent legislative amendments, will be increased to 70% from 50% starting on January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (vi) extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (vii) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (viii) created a licensure framework for follow on biologic products; and (ix) established a Center for Medicare and Medicaid Innovation at the Centers for Medicare and Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. More recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. We expect the Trump administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. It is uncertain the extent to which any such changes may impact our business or financial condition. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2027, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of

2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed and enacted federal and state legislation, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. Although a number of these, and other potential, proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients with life-threatening diseases or conditions to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

In the European Union, coverage and reimbursement status of any product candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also at a national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals.

We are or will be subject to applicable fraud and abuse, transparency, government price reporting and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our arrangements with healthcare providers, third-party payors and customers expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that affect the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other the other hand. Any arrangements with prescribers must be for bona fide services and compensated at fair market value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, however, they are drafted narrowly and not all of our activities may meet every element of an applicable safe harbor. Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Affordable Care Act such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

federal civil and criminal false claims laws and civil monetary penalty laws, such as the False Claims Act, or FCA, which can be enforced by private citizens through civil qui tam actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment or approval by the federal government, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product, providing consulting fees, stock options and other benefits to physicians to induce them to prescribe products, and engaging in promotion for “off-label” uses. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

•

HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by HITECH and their implementing regulations, which imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys; general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

the federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, as amended, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to annually report to CMS information related to payments and other transfers of value provided to physicians, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members;

•

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers; and

•

state and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, track and report gifts, compensation and other remuneration provided to physicians, other health care providers and other health care entities, and/or ensure the registration and compliance of sales and medical personnel and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our product candidates, if approved. Compensation under some of these arrangements includes the provision of stock or stock options. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering of and use our product candidates, if approved, to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies, healthcare providers and other third parties, including charitable foundations, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. If our operations are found to be in violation of any of these laws or any other current or future governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We are subject to certain U.S. and certain foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, collectively, Trade Laws, prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We have identified a material weakness in our internal control over financial reporting. If we identify additional weaknesses in our internal control over financial reporting in the future, such material weaknesses could affect the reliability of our financial statements and have other adverse consequences.

Management has identified, and our independent registered public accounting firm has noted in its communications with us in connection with the audits of our financial statements for the years ended December 31, 2016 and 2017, that we had a material weakness related to the design of the review control around our estimate for our clinical trial expense accruals, and specifically related to the level of aggregation and predictability at which the control was designed to operate. The term material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. We determined we had incorrectly deferred certain clinical trial related expenses for services that had been performed and failed to accrue certain clinical trial related expenses for services that had been previously performed, resulting in adjustments to correct our accrued and prepaid research and development expenses for the years ended December 31, 2016 and 2017. Following the identification of this material weakness, we implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including the design of a new, more detailed review control procedure to ensure the clinical trial expense accrual is appropriate. While we have developed and are in the process of implementing measures to remediate this material weakness, there can be no assurance this will occur in 2018.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, or Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Also the Securities and Exchange Act of 1934, as amended, or the Exchange Act, requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors or our board committees or as executive officers. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the Securities and Exchange Commission, or the SEC, that implement Section 404 of Sarbanes-Oxley, or Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more additional material weaknesses or are not able to remediate the existing material weakness, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Global Select Market.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to our Common Stock and this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	our operating performance and the performance of other similar companies;

•	our ability to enroll subjects in our ongoing and planned clinical trials;

•	results from our ongoing clinical trial for MSDC-0602K and any future clinical trials with our current and future product candidates or of our competitors;

•

changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to future product candidates or clinical development programs;

•	our ability to achieve product development goals in the timeframe we announce;

•	announcements of clinical trial results, regulatory developments, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	the success or failure of our efforts to acquire, license or develop additional product candidates;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry and overall;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many life sciences companies. Stock prices of many pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our development of MSDC-0602K or any future product candidates or our future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. After this offering, we will have          outstanding shares of our common stock, based on the number of shares outstanding as of September 30, 2018. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

After our initial public offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements. Citigroup and Credit Suisse may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $         per share as of September 30, 2018, based on an assumed initial public offering price of our common stock of $         per share, the midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, upon vesting of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively or in ways that increase the value of our share price.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering, but we currently expect such uses will include          . We will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and you and other stockholders may disagree with how we spend or invest these proceeds. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have not elected to use this extended transition period under the JOBS Act.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, our existing debt agreement limits our ability to pay dividends and the terms of any future debt agreements may preclude us from paying dividends. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Based upon shares outstanding as of September 30, 2018, our executive officers, directors and the holders of more than 5% of our outstanding common stock, in the aggregate, beneficially owned approximately 90% of our common stock, and upon the completion of this offering, that same group, in the aggregate, will beneficially own approximately     % of our common stock, assuming that these holders do not purchase any shares in this offering, no exercise by the underwriters of their option to purchase additional shares, no exercise of outstanding options or warrants and after giving effect to the issuance of shares in this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to              shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least     % of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least     % of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, or Section 203. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to research, develop and commercialize MSDC-0602K and any future product candidates;

•	our ability to obtain and maintain regulatory approval of MSDC-0602K and any future product candidates, in any of the indications for which we plan to develop them;

•	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of MSDC-0602K and any future product candidates;

•	the success, cost and timing of our product development activities, including our ongoing and planned clinical trials of MSDC-0602K;

•	the size of the markets for MSDC-0602K and any future product candidates, and our ability to serve those markets;

•	our ability to successfully commercialize MSDC-0602K and any future product candidates;

•	the rate and degree of market acceptance of MSDC-0602K and any future product candidates;

•	our ability to develop and maintain sales and marketing capabilities, whether alone or with potential future collaborators;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party service providers, including our suppliers and manufacturers;

•	the safety, efficacy and market success of competing therapies that are or become available;

•	our ability to attract and retain key scientific or management personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our ability to attract and retain collaborators with development, regulatory and commercialization expertise;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates, including MSDC-0602K, and our ability to operate our business without infringing on the intellectual property rights of others.

In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We discuss many of the risks associated with the forward-looking statements in this prospectus in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should carefully read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $        million (or approximately $        million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $        , assuming the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

•	to ; and

•	for working capital and other general corporate purposes, including the additional costs associated with being a public company.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through at least the next          months, although there can be no assurance in that regard.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress, cost and results of our preclinical and clinical development programs, our ability to obtain additional financing, and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, pursuant to our Loan Agreement with PWB, we are prohibited from paying cash dividends on our capital stock or making distributions without the prior written consent of PWB. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant, and subject to the restrictions contained in any future financing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2018 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion of all outstanding shares of our convertible preferred stock as of September 30, 2018 into                  shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liability to permanent equity in connection with the completion of this offering, and (ii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	AS OF SEPTEMBER 30, 2018
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED(1)
	(in thousands, except share data)
Cash and cash equivalents	$22,271	$	$

Capitalization:
Preferred stock warrant liability	$183	$	$
Convertible preferred stock, $0.001 par value; 64,250,168 shares authorized; 60,273,319 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	61,032
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value; 95,130,845 shares authorized; 18,300,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	18
Additional paid-in capital	388
Accumulated deficit	(40,819)

Total stockholders’ equity (deficit)	(40,413)

Total capitalization	$20,802	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us at the assumed initial public offering price per share of $ (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares in the table above excludes, as of September 30, 2018:

•	9,559,976 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2018, at a weighted-average exercise price of $0.18 per share;

•	up to 145,631 shares of Series A-2 convertible preferred stock issuable upon the exercise of an outstanding warrant as of September 30, 2018, at an exercise price of $1.03 per share;

•

                 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2017 Plan, which shares will be added to the shares reserved under the 2019 Plan upon its effectiveness); and

•	shares of common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2018, we had a historical net tangible book deficit of $(40.4) million, or $(2.21) per share of common stock. Our historical net tangible book deficit per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the total number of shares of common stock outstanding at September 30, 2018.

After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2018 into                  shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liability to permanent equity in connection with the completion of this offering, our pro forma net tangible book value as of September 30, 2018 is $        million, or $        per share of our common stock.

After giving further effect to the sale of                  shares of common stock that we are offering at the initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018 is $        million, or approximately $        per share. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $        per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share at September 30, 2018, before giving effect to this offering		$(2.21)
Pro forma increase in historical net tangible book value per share attributable to conversion of all outstanding shares of convertible preferred stock and related transactions described above

Pro forma net tangible book value per share at September 30, 2018, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering			$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and dilution in pro forma net tangible book value per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $        and decrease the dilution to investors participating in this offering by approximately $        per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $        and increase the dilution to investors participating in this offering by approximately $        per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $        per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $        per share and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes on a pro forma as adjusted basis as of September 30, 2018, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders			$		$
Investors participating in this offering

Total		100.0%		100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $        million, $        million and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $        million, $        million and $        , respectively, assuming the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

•	9,559,976 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2018, at a weighted-average exercise price of $0.18 per share;

•	up to 145,631 shares of Series A-2 convertible preferred stock issuable upon the exercise of an outstanding warrant as of September 30, 2018, at an exercise price of $1.03 per share;

•

                 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including shares of common stock reserved for issuance under our 2017 Plan, which shares will be added to the shares reserved under the 2019 Plan upon its effectiveness); and

•	shares of common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected statements of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 are derived from our audited financial statements appearing elsewhere in this prospectus. The selected statements of operations data for the nine months ended September 30, 2017 and 2018 and the balance sheet data as of September 30, 2018 have been derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, these unaudited financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read these data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the interim periods are not necessarily indicative of the results that may be expected for any other interim periods or any future year.

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands, except share/unit and per share/unit data)
Statement of Operations Data:
Operating expenses:
Research and development	$4,227	$16,351	$10,623	$14,146
General and administrative	501	1,946	1,339	2,209

Total operating expenses	4,728	18,297	11,962	16,355

Loss from operations	(4,728)	(18,297)	(11,962)	(16,355)
Other income (expense):
Interest income	40	225	162	110
Interest expense	—	—	—	(61)
Change in fair value of warrant liability	—	—	—	(53)

Total other income (expense)	40	225	162	(4)

Net loss and comprehensive loss	(4,688)	(18,072)	(11,800)	(16,359)
Cumulative preferred return on preferred units	(863)	(303)	(303)	—

Net loss attributable to common stock/units(1)	$(5,551)	$(18,375)	$(12,103)	$(16,359)

Net loss per share/unit, basic and diluted(1)	$(0.30)	$(1.00)	$(0.66)	$(0.89)

Weighted average shares/units of common stock/units outstanding, basic and diluted	18,300,000	18,300,000	18,300,000	18,300,000

Pro forma net loss per share/unit, basic and diluted(2)		$(0.31)		$(0.24)

Pro forma weighted average shares/units of common stock/units outstanding, basic and diluted(2)		57,952,238		68,523,179

(1)	See Note 1 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share/unit and the number of shares/units used in the computation of the per share/unit amounts.
(2)	The calculations for the pro forma net loss per common share/unit, basic and diluted, and the pro forma weighted average shares of common stock/units outstanding, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock/units into shares of our common stock/units, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

	AS OF DECEMBER 31,		AS OF SEPTEMBER 30, 2018
	2016	2017
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,766	$24,016	$22,271
Working capital	10,479	20,844	18,713
Total assets	11,807	25,858	24,791
Preferred stock warrant liability	—	—	183
Convertible preferred stock/units	16,867	46,626	61,032
Accumulated deficit	(6,388)	(24,460)	(40,819)
Total stockholders’/members’ deficit	(6,388)	(24,261)	(40,413)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and metabolic diseases. Our lead product candidate, MSDC-0602K, is a novel, once-daily, oral small molecule being developed to treat NASH with fibrosis. MSDC-0602K selectively modulates the MPC, which mediates at the cellular level the effects of overnutrition, a major cause of NASH and other metabolic disorders. We are conducting a Phase 2b clinical trial, the EMMINENCE trial, of MSDC-0602K, which we have fully enrolled with 402 patients diagnosed with NASH with fibrosis.

To our knowledge, the EMMINENCE trial is the largest Phase 2b clinical trial focused on the treatment of NASH and including paired biopsies conducted to date. In October 2018, we reported positive interim results from the first 328 subjects reaching their six-month follow-up visit, which demonstrated improvements in liver enzymes and glycemic control. The overall rate of treatment emergent adverse events was similar across placebo and all dose cohorts, and we saw no signal for peripheral edema, a safety concern associated with first generation TZDs. We expect to report final results from this clinical trial, including 12-month liver biopsy data, in the second half of 2019. These data will inform our Phase 3 development plans for the treatment of NASH with fibrosis as well as potential clinical development in other indications. Based on the final results of the EMMINENCE trial, if successful, we plan to initiate a Phase 3 program by early 2020.

To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing MSDC-0602K, and general and administrative support for these operations. We do not have any products approved for sale and have not generated any product sales. We have funded our operations primarily through the private placement of our equity securities. To date, we have raised gross proceeds of approximately $61.6 million from the issuance of equity securities. As of September 30, 2018, we had cash and cash equivalents of $22.3 million.

We have incurred net losses since our inception. Our net losses were $18.1 million and $16.4 million for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively. As of September 30, 2018, we had an accumulated deficit of $40.8 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We expect our expenses and operating losses will increase substantially as MSDC-0602K and any future product candidates advance through clinical trials and preclinical studies, as we expand our clinical, regulatory, quality and manufacturing capabilities, and as we incur additional costs associated with operating as a public company. In addition, if we obtain marketing approval for MSDC-0602K or any future product candidate, we expect our expenses and operating losses will increase substantially as we incur significant commercialization expenses for marketing, sales, manufacturing and distribution.

We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for MSDC-0602K, which will not be for several years, if ever. Accordingly, until such time as we can generate significant revenue from sales of MSDC-0602K or any future product candidate, if ever, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, reduce or terminate our research and development activities or other operations, or grant rights to develop and market MSDC-0602K or any future product candidates that we would otherwise prefer to develop and market ourselves.

Financial Operations Overview

Research and Development Expenses

To date, our research and development expenses have related primarily to clinical development and manufacturing of MSDC-0602K. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•	salaries, payroll taxes, employee benefits and stock-based compensation charges for those individuals involved in research and development efforts;

•

external research and development expenses incurred under agreements with CROs, research institutions and investigative sites and consultants to conduct and support our clinical trials and nonclinical studies;

•	costs related to manufacturing MSDC-0602K for clinical trials, including fees paid to third-party manufacturers; and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, maintenance of facilities, insurance, equipment and other supplies.

For the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, all of our research and development efforts were related to MSDC-0602K. We plan to substantially increase our research and development expenses for the foreseeable future as we continue the development of MSDC-0602K. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future clinical trials and nonclinical studies of MSDC-0602K or any future product candidates due to the inherently unpredictable nature of clinical and preclinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our clinical development costs may vary significantly based on factors such as:

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses evaluated in the trials;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the phase of development of the product candidate; and

•	the efficacy and safety profile of the product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, and for personnel in executive, finance and other administrative functions. Other significant costs include consulting services, professional fees for accounting, tax and legal services relating to intellectual property and corporate matters, and facility-related costs. We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities and, if MSDC-0602K or any future product candidate receives marketing approval, commercialization activities. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Other Income (Expense)

Other income (expense) consists primarily of interest income from our money market fund, interest expense from the amortization of debt issuance costs incurred in connection with our Loan Agreement with PWB, and the change in fair value of our preferred stock warrant liability related to the Series A-2 convertible preferred stock warrant we issued in connection with our Loan Agreement. The preferred stock warrant liability will continue to be adjusted to fair value until such time as the Series A-2 convertible preferred stock warrant is no longer outstanding or the underlying securities are no longer redeemable outside of our control, including following the completion of our initial public offering.

Results of Operations

Comparison of the Nine Months Ended September 30, 2017 and 2018

The following table summarizes our results of operations for the nine months ended September 30, 2017 and 2018:

	NINE MONTHS ENDED SEPTEMBER 30,		CHANGE
	2017	2018
	(in thousands)
Operating expenses:
Research and development	$10,623	$14,146	$3,523
General and administrative	1,339	2,209	870

Total operating expenses	11,962	16,355	4,393

Loss from operations	(11,962)	(16,355)	(4,393)
Other income (expense):
Interest income	162	110	(52)
Interest expense	—	(61)	(61)
Change in fair value of warrant liability	—	(53)	(53)

Total other income (expense)	162	(4)	(166)

Net loss	$(11,800)	$(16,359)	$(4,559)

Research and Development Expenses. Research and development expenses were $10.6 million and $14.1 million for the nine months ended September 30, 2017 and 2018, respectively. The increase of $3.5 million was due primarily to increases of $1.7 million of clinical trial related expenses, $0.8 million of manufacturing related expenses in support of our MSDC-0602K program, $0.5 million of personnel related expenses, $0.3 million of facility and other expenses, $0.1 million of nonclinical study related expenses and $0.1 million of consulting and outside services expenses.

General and Administrative Expenses. General and administrative expenses were $1.3 million and $2.2 million for the nine months ended September 30, 2017 and 2018, respectively. The increase of $0.9 million was due primarily to increases of $0.5 million of personnel related expenses, $0.2 million of professional services and $0.2 million of facility and other expenses.

Other Income (Expense). Other income (expense) was $0.2 million and $(4,000) for the nine months ended September 30, 2017 and 2018, respectively. For the nine months ended September 30, 2017, other income (expense) consisted of interest income on our money market fund. For the nine months ended September 30, 2018, other income (expense) consisted of $0.1 million of interest income on our money market fund, $0.1 million of interest expense related to the amortization of debt issuance costs incurred in connection with our Loan Agreement and $0.1 million related to the increase in fair value of our warrant liability.

Comparison of the Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017:

	YEARS ENDED DECEMBER 31,		CHANGE
	2016	2017
	(in thousands)
Operating expenses:
Research and development	$4,227	$16,351	$12,124
General and administrative	501	1,946	1,445

Total operating expenses	4,728	18,297	13,569

Loss from operations	(4,728)	(18,297)	(13,569)
Other income (expense):
Interest income	40	225	185

Total other income (expense)	40	225	185

Net loss	$(4,688)	$(18,072)	$(13,384)

Research and Development Expenses. Research and development expenses were $4.2 million and $16.4 million for the years ended December 31, 2016 and 2017, respectively. The increase of $12.2 million was due primarily to increases of $6.1 million of clinical trial related expenses as we continued to activate sites and enroll patients in the EMMINENCE trial, $2.1 million of manufacturing related expenses in support of our MSDC-0602K program, $1.6 million of nonclinical study related expenses, $1.4 million of personnel related expenses, $0.5 million of consulting and outside services and $0.5 million of facility and other expenses.

General and Administrative Expenses. General and administrative expenses were $0.5 million and $2.0 million for the years ended December 31, 2016 and 2017, respectively. The increase of $1.5 million was due primarily to increases of $1.0 million of personnel related expenses, $0.3 million of facility and other expenses and $0.2 million of professional services.

Other Income (Expense). Other income (expense) was $40,000 and $0.2 million for the years ended December 31, 2016 and 2017, respectively, and consisted of interest income on our money market fund for both periods.

Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations since our inception and anticipate we will continue to incur net losses and negative cash flows from operations for the foreseeable future. As of September 30, 2018, we had cash and cash equivalents of $22.3 million.

Sources of Liquidity

In March 2018, we entered into the Loan Agreement with PWB, pursuant to which PWB has agreed to lend us up to $10.0 million in term loans for general working capital purposes. No term loans are available to be borrowed under the Loan Agreement after March 31, 2020, or the Availability End Date.

If drawn, the term loans will bear per annum variable interest at the greater of (i) 0.50% above PWB’s prime rate or (ii) 4.75%. Prior to the Availability End Date, we are required to make interest only payments on borrowings under the Loan Agreement. The term loans will be payable in 24 equal monthly payments of principal and interest. We may prepay the term loans at any time without penalty or premium.

Borrowings under the Loan Agreement are collateralized by substantially all of our assets, except for our intellectual property. Under the Loan Agreement, we have agreed to affirmative and negative covenants. These covenants include limitations on our ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses. There are no financial covenants associated with the Loan Agreement. Events of default under the Loan Agreement include failure to make payments when due, insolvency events, failure to comply with covenants and material adverse effects with respect to our business.

In connection with the Loan Agreement, we issued PWB a warrant to purchase 145,631 shares of our Series A-2 convertible preferred stock, which warrant will become exercisable for shares of our common stock upon completion of this offering. The warrant will become exercisable for an additional 97,088 shares of Series A-2 convertible preferred stock upon the funding of term loans in excess of $5.0 million, if ever. The warrant is exercisable immediately at $1.03 per share and expires in March 2028.

Cash Flows

The following table sets forth a summary of the net cash flow activity for each of the periods indicated:

	YEARS ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2016	2017	2017	2018
	(in thousands)
Net cash provided by (used in):
Operating activities	$(3,401)	$(16,744)	$(10,767)	$(16,102)
Investing activities	(1,700)	(765)	(362)	(7)
Financing activities	16,867	29,759	29,759	14,364

Net increase (decrease) in cash and cash equivalents	$11,766	$12,250	$18,630	$(1,745)

Operating Activities

Net cash used in operating activities was $10.8 million and $16.1 million for the nine months ended September 30, 2017 and 2018, respectively. The net cash used in operating activities for the nine months ended September 30, 2017 was primarily due to our net loss of $11.8 million, adjusted for $0.1 million of noncash charges and a $0.9 million change in operating assets and liabilities. The net cash used in operating activities for the nine months ended September 30, 2018 was primarily due to our net loss of $16.4 million, adjusted for $0.5 million of noncash charges and a $0.2 million change in operating assets and liabilities.

Net cash used in operating activities was $3.4 million and $16.7 million for the years ended December 31, 2016 and 2017, respectively. The net cash used in operating activities during the year ended December 31, 2016 was primarily due to our net loss of $4.7 million, adjusted for a $1.3 million change in operating assets and liabilities. Net cash used in operating activities during the year ended December 31, 2017 was primarily due to our net loss of $18.1 million, adjusted for $0.3 million of noncash charges and a $1.1 million change in operating assets and liabilities.

Investing Activities

Net cash used in investing activities was due to property and equipment purchases in each period. For the year ended December 31, 2016, we also paid Metabolic Solutions Development Company LLC, or MSDC, $1.7 million in connection with a contribution and assignment agreement under which we acquired all of MSDC’s interest in the compound MSDC-0602, including the salt form MSDC-0602K.

Financing Activities

Net cash provided by financing activities for each period described above resulted primarily from the net proceeds of sales of our equity securities. For the nine months ended September 30, 2018, we paid $42,000 of costs incurred in connection with this offering.

Funding Requirements

We believe our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through at least the next          months. In particular, we expect the net proceeds from this offering will allow us to          . However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

•	the initiation, scope, rate of progress, costs and results of our research and development activities for MSDC-0602K;

•	the scope and costs of manufacturing development and commercial manufacturing activities, if we receive regulatory approval for MSDC-0602K or any future product candidates;

•	the costs, timing and outcome of regulatory review of MSDC-0602K and any future product candidates;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of MSDC-0602K;

•	the costs associated with being a public company;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•	the cost associated with commercializing MSDC-0602K and any future product candidates, if they receive marketing approval in one or more indications.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2017 (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Operating lease obligations(1)	$668	$222	$383	$63	$—

Total	$668	$222	$383	$63	$—

(1)	Our operating lease obligations primarily relate to our corporate headquarters in San Diego, California and our operations in Kalamazoo, Michigan.

We enter into contracts in the normal course of business with CROs, research institutions, clinical trial sites, clinical supply manufacturers and with vendors for research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our financial statements.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of all stock option grants using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 5 to our financial statements appearing elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018. As of September 30, 2018, the unrecognized stock-based compensation expense related to stock options was $0.9 million and is expected to be recognized as expense over a weighted average period of approximately 2.8 years. The intrinsic value of all outstanding stock options as of September 30, 2018 was approximately $        million, based on the estimated public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, of which approximately $        million related to vested options and approximately $        million related to unvested options.

Common stock valuations

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations, which is the most subjective input into the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	valuations of our common stock performed by independent third-party valuation specialists;

•	our stage of development and business strategy, including the status of research and development efforts of MSDC-0602K, and the material risks related to our business and industry;

•	our results of operations and financial position, including our levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

The various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

•

Current Value Method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•

Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

We did not grant equity awards prior to June 2017, when substantially all of the equity awards granted in 2017 were granted. Given the proximity to our Series A-2 convertible preferred stock financing in March 2017, which was led by outside investors, we utilized the back-solve method of the market approach to determine our enterprise value and the OPM to allocate enterprise value in June 2017. The back-solve method assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. Furthermore, because we determined there were no material changes in our operations that would result in a change in the fair value of our common stock between June 2017 and January 2018, we valued the 375,000 stock options granted in January 2018 using the same common stock fair value as we used to value the stock options granted in June 2017. In August 2018, we changed to a hybrid OPM and PWERM. Under this hybrid method, we considered the expected initial public offering liquidity scenario, but also used the OPM to capture all other scenarios in the event a near-term initial public offering does not occur.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Other Company Information

Net Operating Loss and Research and Development Carryforwards and Other Income Tax Information

At December 31, 2017, we had federal net operating loss carryforwards of approximately $17.4 million and federal research and development credit carryforwards of approximately $0.8 million. The federal net operating loss carryforwards and research and development credits, which were generated in 2017, will expire in 2037, unless previously utilized.

Future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to Code Sections 382 and 383, as a result of ownership changes that may have occurred or that could occur in the future. An ownership change occurs when a cumulative change in ownership of more than 50% occurs within a three-year period. We have not completed a Code Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards.

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Tax Cuts and Jobs Act reduces the U.S. federal corporate income tax rate from 35% to 21%. The reduction in the income tax rate caused a remeasurement of our deferred tax assets and liabilities at December 31, 2017. The remeasurement resulted in a $5.2 million reduction in our deferred tax assets, which was offset by a corresponding decrease in the valuation allowance.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

Recently Adopted Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2018-07, Compensation-Stock Compensation (Topic 718), which simplifies the accounting for nonemployee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The early adoption of this new guidance, effective January 1, 2018, had no material impact on our financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new accounting standard requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than twelve months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. The new accounting standard must be adopted using the modified retrospective approach and is effective for public entities for annual reporting periods beginning after December 15, 2018, with early adoption permitted. Although we are in the process of evaluating the impact of adoption of the ASU on our financial statements, we currently believe the most significant changes will be related to the recognition of lease liabilities and right-of-use assets on our balance sheets for real estate operating leases.

In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02, including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. We are currently evaluating the impact this ASU will have on our implementation of ASU 2016-02.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash and cash equivalents consist of cash and a money market fund. We do not hold any short-term investments. As a result, the fair value of our portfolio is moderately insensitive to interest rate changes.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

BUSINESS

We are a clinical-stage pharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and metabolic diseases. Our lead product candidate, MSDC-0602K, is a novel, once-daily, oral small molecule being developed to treat nonalcoholic steatohepatitis, or NASH, with fibrosis. MSDC-0602K selectively modulates the mitochondrial pyruvate carrier, or MPC, which mediates at the cellular level the effects of overnutrition, a major cause of NASH and other metabolic disorders. We are conducting a Phase 2b clinical trial of MSDC-0602K, which we have fully enrolled with 402 patients diagnosed with NASH with fibrosis. In October 2018, we reported positive interim results from the first 328 subjects reaching their six-month follow-up visit, which demonstrated improvements in liver enzymes and glycemic control. The overall rate of treatment emergent adverse events was similar across placebo and all dose cohorts, and we saw no signal for peripheral edema, a safety concern associated with first generation thiazolidinediones, or TZDs. We expect to report final data from this clinical trial in the second half of 2019.

NASH is characterized by a high degree of liver damage and can lead to cirrhosis, hepatocellular carcinoma, liver failure and the need for liver transplant and, potentially, liver-related death. The prevalence of NASH is growing globally. In the United States alone, an estimated 16 million people have NASH, a number which is projected to increase to 27 million by the year 2030. It is estimated that approximately half of NASH patients also have Type 2 diabetes, and these patients are at a high risk for poor clinical outcomes. There are currently no approved therapies for the treatment of NASH.

NASH is the liver manifestation of metabolic syndrome, a constellation of disorders that includes insulin resistance, Type 2 diabetes and obesity. Overnutrition is a result of excessive caloric intake, relative to energy needs, and is a major driver of metabolic syndrome leading to an unhealthy imbalance in metabolic signals. Studies have shown that the effects of overnutrition are mediated by a newly identified mitochondrial target, the MPC. In the setting of overnutrition, an excess of pyruvate, an energy source for cells, is rapidly transported into the mitochondria of cells through the MPC, leading to the modification of multiple downstream pathways including transcription factors. The effects of these modifications include insulin resistance, increased fat storage, decreased fat oxidation, inflammation, cell damage and fibrosis.

MSDC-0602K is a second generation TZD that is designed to selectively bind to the MPC and modulate the entry of pyruvate into the mitochondria. The use of first generation TZDs, which are approved for the treatment of Type 2 diabetes, has been limited due to adverse effects eventually recognized to be caused by direct agonism of PPARg, a mediator of gene transcription. While MSDC-0602K shares structural similarities with first generation TZDs, it was rationally designed to minimize direct agonism of PPARg. We believe this approach has the potential to demonstrate the beneficial effects observed with first generation TZDs, but without the adverse effects that limit the use of first generation TZDs.

By targeting the MPC we believe MSDC-0602K addresses the core pathology of NASH and insulin resistance, and at a point that is upstream from targets that are the focus of other NASH development programs. Given the numerous downstream pathways involved in the pathology of NASH, we believe that it is important to intervene upstream in order to produce a more comprehensive response to treatment. Furthermore, by acting at the initial point of metabolic dysfunction, we believe this approach has the potential to have a dual impact on liver damage and insulin resistance, thus addressing the core pathologies of both NASH and Type 2 diabetes. Consequently, while we expect that it will be several years, if at all, before MSDC-0602K is ready for potential regulatory approval and commercialization, we believe it has the potential to be used as a cornerstone NASH therapy.

We have fully enrolled a Phase 2b clinical trial, the EMMINENCE trial, in 402 NASH patients with fibrosis, approximately 50% of whom have been diagnosed with Type 2 diabetes. To our knowledge, the EMMINENCE trial is the largest Phase 2b clinical trial focused on the treatment of NASH and including paired biopsies conducted to date. The EMMINENCE trial is a 12-month, randomized, double-blind, placebo-controlled trial evaluating three oral doses of MSDC-0602K, 62.5mg, 125mg and 250mg, taken once-daily. In the trial, we will evaluate hepatic histological changes measured by biopsy, changes in liver and metabolic functions measured by the circulating liver enzymes ALT and AST, markers of liver fibrosis, glycemic control and safety and tolerability. Our biopsy-based endpoints include those currently being used as primary endpoints in Phase 3 clinical trials of other NASH development candidates.

In October 2018, we conducted an interim analysis from the first 328 subjects reaching their six-month follow-up visit. The interim analysis assessed preliminary safety and changes in ALT and AST and other clinically important biomarkers of liver damage and fibrosis, as well as insulin sensitivity, HOMA-IR, and glycemic control, HbA1c. Key findings from the interim analysis of exploratory endpoints include statistically significant placebo-corrected reductions at six months in ALT and AST in the 125mg dose group. In the two highest dose groups, more than 50% of subjects with elevated baseline ALT or AST improved to normal range at six months. Additionally, statistically significant reductions in HOMA-IR and HbA1c were also observed in all MSDC-0602K dose cohorts. The overall rate of treatment emergent adverse events was similar across placebo and all MSDC-0602K dose cohorts. Importantly, the rate of peripheral edema observed at six months was similar to that observed at baseline and was comparable across placebo and all MSDC-0602K cohorts. We expect to report final results, including 12-month liver biopsy data from the EMMINENCE trial, in the second half of 2019. These data will inform our Phase 3 development plans for the treatment of NASH with fibrosis as well as potential clinical development in other indications. Based on the final results of the EMMINENCE trial, if successful, we plan to initiate a Phase 3 program by early 2020.

We have assembled an executive team of scientific, clinical and business leaders with highly relevant experience to enable the advancement of therapeutics in the field of liver and metabolic diseases. Our company was founded based on the discovery of the modulatory effect of TZDs on the MPC, and the resulting improvements in cellular glucose metabolism, in which our co-founder Jerry Colca, Ph.D., played a key role. Dr. Colca was also involved in the selection and early development of the first generation TZD, pioglitazone.

Our Chief Executive Officer, Robert Baltera, Jr., is a veteran pharmaceutical executive, having served as CEO of cardiovascular-focused Laguna Pharmaceuticals and fibrosis-focused Amira Pharmaceuticals and held a number of senior management positions over 17 years at Amgen. Our Chief Medical Officer, Howard Dittrich, M.D., has over 20 years of experience as a cardiologist and therapeutic research and clinical development executive. He served as the CMO of Laguna Pharmaceuticals, Sorbent Therapeutics, Sequel Pharmaceuticals and NovaCardia, and was instrumental in gaining U.S. Food and Drug Administration, or FDA, approval of two cardiovascular imaging agents. Our Chief Financial Officer and Chief Business Officer, Brian Farmer, has held senior leadership positions in several cardiovascular focused pharmaceutical companies, including Laguna Pharmaceuticals and NovaCardia, and has commercial experience at Eli Lilly. Our investors include some of the leading biotechnology-focused funds, such as Frazier Healthcare Partners, Novo Ventures, Adams Street Partners and Hopen Life Science Ventures.

Strategy

Our goal is to become a leading pharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and metabolic diseases, including MSDC-0602K, which we believe has the potential to be used as a cornerstone NASH therapy. To achieve our goal, we plan to:

•

Rapidly advance MSDC-0602K through clinical development and seek approval for the treatment of NASH with fibrosis. We reported positive interim data from our from our fully-enrolled, ongoing Phase 2b EMMINENCE clinical trial in October 2018. We expect to report final results, including 12-month liver biopsy data in the second half of 2019. These data will inform the design of our Phase 3 program in NASH with fibrosis, which will include biopsy endpoints to support applications for a subpart H accelerated approval in the United States and conditional marketing authorization in Europe, as well as outcomes endpoints to support subsequent applications for full approval. Given the high rate of liver and cardiovascular complications in subjects with NASH and Type 2 diabetes, and because MSDC-0602K is designed to address the core pathologies of NASH and Type 2 diabetes, we believe it may be possible to conduct a clinical trial in that population to obtain outcomes data to support full approval in a trial that is of shorter duration than those of many of our competitors.

•

Explore development of MSDC-0602K in combination with other NASH development candidates as well as in indications beyond NASH. In addition to studying its potential use as a monotherapy, we may evaluate MSDC-0602K’s potential to be used in combination with other therapies currently in development for the treatment of NASH. Furthermore, while we are focused on becoming a leader in the treatment of NASH, we believe the mechanism of action of MSDC-0602K supports evaluation across a spectrum of liver and metabolic diseases. Approximately 50% of the subjects enrolled in the Phase 2b EMMINENCE clinical trial also have Type 2 diabetes and we will assess measures of glycemic control in this trial. If our Phase 2b clinical trial data are supportive, we may also pursue development of MSDC-0602K for the treatment of Type 2 diabetes.

•

Establish a commercial organization to maximize the global commercial value of MSDC-0602K. We discovered and internally developed MSDC-0602K and have retained global rights to commercialize this product candidate in all fields and territories, excluding the treatment of Type 2 diabetes in India. If MSDC-0602K is approved, we intend to establish a specialty sales force that will target a concentrated group of liver specialists in the United States and possibly other major markets that are core to our commercial strategy. We plan to enter into strategic alliances for MSDC-0602K in additional geographies, as appropriate.

•

Leverage our expertise in the field of liver and metabolic diseases to expand our pipeline through strategic licensing, collaborations and/or acquisitions. We have assembled an executive team of scientific, clinical and business leaders with highly relevant experience to enable the advancement of therapeutics in the field of liver and metabolic diseases. We intend to leverage our collective expertise to opportunistically pursue strategic transactions to expand our pipeline.

Overview of NASH

NASH is a serious form of non-alcoholic fatty liver disease, or NAFLD, and is characterized histologically by the presence of hepatic steatosis, or excessive liver fat, inflammation and ballooning, or liver cell damage, with or without any fibrosis. Overnutrition is a major cause of NASH. Excessive caloric intake and a sedentary lifestyle can result in a state of overnutrition, which drives pathological metabolic processes in the liver. These disruptive processes may lead to excess fat deposition, inflammation, insulin resistance and cellular damage. Over time, liver cells may be replaced by scar tissue, or fibrosis, and this process may ultimately lead to cirrhosis. At this point in the disease progression, the diminished liver function may necessitate a liver transplantation or lead to liver cancer, and, potentially, liver-related death.

NAFLD is the most prevalent chronic liver disease, affecting as much as 25% of the world’s population. Approximately 20% of NAFLD patients eventually develop NASH, and in the United States, an estimated 16 million people have NASH (a number which is projected to increase to 27 million by the year 2030) and an estimated 13 million people have NASH with fibrosis (a number which is projected to increase to 23 million by the year 2030). The increase in the prevalence of NASH is rapidly becoming a major contributor to health care costs both directly related to the adverse liver pathologies as well as other comorbidities associated with NASH. These comorbidities include insulin resistance, Type 2 diabetes, obesity, and cardiovascular diseases such as hypertension and dyslipidemia, which are also associated with overnutrition. Approximately 50% of NASH patients also have Type 2 diabetes. Type 2 diabetes in NASH patients has been shown to be a predictor of poor clinical outcomes, relative to patients with NASH alone.

Given that overnutrition is a common driver of NASH and Type 2 diabetes, we believe our unique approach, focused on mitigating the negative effects of overnutrition, including insulin resistance, has the potential to provide therapeutic benefits in both NASH and Type 2 diabetes.

Current Management and Unmet Need

Currently underdiagnosed, NASH is often asymptomatic and discovered incidentally after blood tests show elevated liver enzyme levels. Definitive diagnosis of NASH requires a liver biopsy and the exclusion of other reasons for liver disease, such as the use of medications, viral hepatitis or excessive alcohol consumption.

There are currently no therapies approved for the treatment of NASH, creating a significant unmet need for safe and efficacious pharmacological options. Current options, which include lifestyle modification and bariatric surgery, have significant limitations.

Lifestyle Modifications and Bariatric Surgery

Lifestyle modifications consisting of diet, exercise and weight loss are advocated to treat patients with NASH. While these modifications may address the underlying overnutrition in NASH patients, the weight loss goal of approximately 10% that is recommended for patients with NASH is difficult to achieve and sustain. For example, in a large prospective study of NASH patients evaluating the impact of lifestyle modifications on NASH resolution and fibrosis, only 30% of subjects achieved meaningful weight loss.

Bariatric surgery may be an effective treatment option for individuals who are severely obese. Although surgery can provide for long-term weight loss and resolution of obesity-associated diseases in most patients, as well as regression and/or histologic improvement of NASH, it is expensive and involves significant risks.

Liver Transplant

NASH is a rapidly growing cause of end-stage liver disease and liver transplant. Currently, NASH is the second leading cause of liver transplants in the United States. The availability of liver donors is extremely limited and the economic burden is severe. In 2017, the cost per transplant was estimated to be approximately $812,500 in the United States. Additionally, in patients with several comorbidities, liver transplant may not be a viable option, or it may not equate to a beneficial outcome.

NASH Treatment Approaches in Development

Over the last few years, significant advances have been made towards developing a deeper understanding of the biological pathways that play a role in NASH. Based on these advances, several novel targets are being explored for the treatment of NASH, including PPARs, FXR and THRß as well as treatments that directly target inflammation and fibrosis. These pathways are downstream from the MPC, the MSDC-0602K target.

The Role of the MPC in NASH

The MPC is a recently discovered protein complex in the inner mitochondrial membrane that mediates the rate of entry of pyruvate — an end product of carbohydrate metabolism and an important source of energy for the cell — into the mitochondria where subsequent oxidative metabolism occurs. The MPC is present in the mitochondria of cells in the body and orchestrates downstream signals that coordinate the cellular machinery, enzymatic pathways and gene expression with the nutritional state and energy need of the cell. In animal studies, liver-specific knockout of the MPC has been shown to protect against liver damage, including fibrosis, otherwise caused by overnutrition.

Modifications of the MPC affect downstream pathways that regulate many cell functions. For example, slowing the entry of pyruvate into the mitochondria results in an increase in the metabolism of amino acids such as alanine, aspartate and glutamate. Compounds such as MSDC-0602K that modulate the activity of the MPC can thus exert pleiotropic pharmacology in the context of overnutrition as described below.

Our Solution — MSDC-0602K

Our lead product candidate, MSDC-0602K, is a novel, once-daily, oral small molecule being developed to treat NASH with fibrosis. MSDC-0602K works upstream from targets that are the focus of other NASH development programs by selectively modulating the MPC, which mediates the effects of overnutrition, a major cause of NASH and other metabolic disorders. We are conducting a Phase 2b clinical trial of MSDC-0602K, which we have fully enrolled with 402 patients diagnosed with NASH with fibrosis. We expect to report final data from this clinical trial in the second half of 2019.

Rationale and Mechanism of Action

MSDC-0602K, a second generation TZD, is the result of our co-founder’s decades of research in the field of metabolic diseases, including early work on the anti-diabetic compound pioglitazone. Pioglitazone and rosiglitazone are FDA-approved for the treatment of Type 2 diabetes based, in part, on their ability to reduce insulin resistance, and thus are referred to as insulin sensitizers. These compounds are known as TZDs because they contain a specific structural component, a TZD ring. In a clinical trial of 101 subjects with NASH and diabetes or pre-diabetes, pioglitazone showed a 58% NAS reduction of greater than or equal to two points without worsening of fibrosis, compared to 21% for placebo, a statistically significant treatment effect (p = 0.001). A trend for improvement in fibrosis was also observed, as was a reduction in ALT and AST, in subjects receiving pioglitazone.

Although originally discovered and developed in animal models without an understanding of their mechanism, TZDs were subsequently found to bind to and agonize a nuclear gene transcription factor, PPARg. Studies of other molecules, particularly those based on the structure of rosiglitazone, supported the hypothesis that insulin sensitizers provided a benefit by direct agonism of PPARg. However, subsequent development candidates specifically optimized to agonize PPARg failed to make clinical progress due to unfavorable side effects. Moreover, treatment with first-generation TZDs is associated with safety concerns such as edema, weight gain, heart failure and bone loss, which have come to be recognized as caused by direct agonism of PPARg. It had also become evident that TZDs bound to a mitochondrial target that remained to be identified.

Given the side effects associated with direct agonism of PPARg, in contrast to other insulin-sensitizing development programs, we specifically sought to design and develop compounds with significantly reduced ability to directly bind to PPARg, while maintaining interaction with the mitochondrial target of TZDs, which we later showed to be the MPC. The result of this effort was MSDC-0602, which we believe retains the beneficial pharmacology of pioglitazone while mitigating the side effects associated with direct agonism of PPARg. We began development with the free acid, MSDC-0602, then shifted to the potassium salt, MSDC-0602K, due to its significantly improved bioavailability in preclinical species and humans.

Over two decades of clinical experience have shown pioglitazone to have a superior safety and tolerability profile compared to rosiglitazone. We believe this difference is attributable to pioglitazone’s lower affinity for PPARg relative to rosiglitazone. The figure below (left panel) shows the relative binding affinities of MSDC-0602 and its primary metabolite as compared to the first generation TZDs, pioglitazone and rosiglitazone. These data show that pioglitazone had a more than ten-fold reduction in binding affinity for PPARg compared to rosiglitazone, and MSDC-0602 had a more than eight-fold reduction in binding affinity for PPARg compared to pioglitazone. Moreover, the primary metabolite of MSDC-0602, which comprises more than 90% of the combined exposure, had a more than fifty-fold reduction in binding affinity for PPARg compared to pioglitazone. At the same time, the ability of MSDC-0602 and its metabolite to bind to the MPC had been maintained or improved (right panel). As a result, we believe that MSDC-0602K is a highly selective modulator of the MPC at concentrations that will not cause meaningful direct activation of PPARg.

Relative Binding Affinities to TZD Targets

Compound (μM)	Compound (μM)

Competition for binding to human PPARg measured using a fluorescently labeled PPARg ligand (left panel) and crosslinking of the TZD photoprobe to MPC (MPC binding as the ratio to the assays with no competitor, right panel) were assessed at the indicated concentrations (x-axis) of respective unlabeled TZDs. The IC50 is the approximate concentration of each TZD that produced half-maximal competition for each binding site. A lower IC50 signifies a higher affinity for that binding site.

Since insulin resistance is thought to play an important role in the pathology of NASH, there has been strong interest in studying TZDs in NASH. In several investigator-initiated studies, treatment with pioglitazone has been shown to improve NASH pathology and fibrosis. Despite this, its potential as a NASH therapy is limited by the PPARg-related safety concerns such as edema, weight gain, heart failure and bone loss. In contrast to pioglitazone, randomized controlled clinical trials with rosiglitazone, the more potent direct agonist of PPARg, have not shown the same efficacy in subjects with NASH, particularly with respect to reducing fibrosis. We believe these data support the view that TZD effects on the MPC may be more important than binding to PPARg for efficacy in subjects with NASH.

By modulating the entry of pyruvate through the MPC, MSDC-0602K acts upstream of many pathways that are targets of other NASH development programs. Preclinical studies suggest that modulation of the MPC mitigates the effects of overnutrition on NASH pathology, as well as insulin resistance and Type 2 diabetes. Overnutrition delivers excess pyruvate to the mitochondria through the MPC, driving changes in downstream metabolic pathways through a number of regulatory proteins. Preclinical studies have shown that treatment with MSDC-0602 mitigated the effects of overnutrition. We believe this effect is due to MSDC-0602’s impact on certain cellular functions and regulatory proteins, as illustrated in the figure below.

Mitigation of Key Effects of Overnutrition by MSDC-0602

Cell Functions Key Regulatory Proteins Key factor Insulin sensitivity de novo lipid synthesis Fatty acid oxidation Inflammation mTorc1 SREBP PRAry, PRARa HiF1a, Description Cellular response to insulin Making new fat, Burning fat, Reaction to injury Important nutrient sensor Transcription factors regulating fat sysnthesis Transcription factors regulating fat metabolism and inflammation Transcription factors responding to oxygen Impact of Overnutrition vs.Normal Function MSDC-0602 vs. Overnutrition

NASH Clinical Development

Parameters to Measure Disease Severity

According to the current treatment guidelines, a confirmed diagnosis of NASH requires a liver biopsy to determine the NAFLD activity score, or NAS, which assesses the severity of liver damage. The three histology-based components of NAS are steatosis (score range: 0-3), lobular inflammation (score range: 0-3) and hepatocyte ballooning (score range: 0-2), with higher scores indicating the more severe form of the disease. The total NAS score represents the sum of scores for all three components, and ranges from 0-8, with a score of 3-4 indicating borderline NASH, and a score of 5-8 occurring in cases largely considered to be diagnostic of NASH. Fibrosis is evaluated separately from NAS on a scale of F0 (no fibrosis) to F4 (cirrhosis).

The EMMINENCE Trial

The Phase 2b EMMINENCE clinical trial is randomized, double-blind, 12-month evaluation of once-daily oral doses of 62.5mg, 125mg and 250mg of MSDC-0602K versus placebo. These doses were selected based on a Phase 2a clinical trial in subjects with Type 2 diabetes and crossover Phase 1 clinical trials comparing the free acid MSDC-0602 to MSDC-0602K. The EMMINENCE trial is fully enrolled with 402 NASH patients with fibrosis. To our knowledge, the EMMINENCE trial is the largest Phase 2b clinical trial focused on the treatment of NASH and including paired biopsies conducted to date. Subjects have (1) biopsy-confirmed NASH with NAS ≥ 4, (2) a score of at least one in each component of NAS and (3) a fibrosis score of F1 to F3. Our clinical trial protocol required at least 50% of subjects to have Type 2 diabetes and at least 50% of subjects to have a fibrosis score of F2 or F3. These criteria will help us evaluate the effectiveness of MSDC-0602K across a broad spectrum of NASH patients.

The primary efficacy endpoint of the EMMINENCE trial is hepatic histological improvement in NASH, defined as a decrease in the NAS by at least two points with no concurrent worsening of fibrosis at 12 months. The reduction in NAS must include either a one point reduction in ballooning or inflammation. Worsening of fibrosis is defined as progression of at least one stage on the fibrosis scale. Among the secondary histological endpoints are primary endpoints in ongoing Phase 3 clinical trials of other NASH development candidates that could support subpart H accelerated approval, namely, resolution of NASH without worsening of fibrosis and reduction in fibrosis without worsening of NASH. There are also multiple exploratory endpoints including non-invasive measures of liver damage and fibrosis, as well as insulin sensitivity, HOMA-IR, and glycemic control, HbA1c.

Interim Analysis of the EMMINENCE Phase 2b Clinical Trial

In October 2018, an interim analysis of the EMMINENCE Phase 2b trial was conducted in the first 328 subjects who reached their six-month follow-up visit. The interim analysis of exploratory endpoints showed statistically significant reductions in liver enzymes, including ALT and AST, measured at six months compared to baseline. In the two highest dose groups, at least 50% of patients with elevated baseline ALT or AST improved into the normal range at six months. Statistically significant reductions in HOMA-IR and HbA1c were also observed in all MSDC-0602K dose cohorts. Overall adverse event rates were similar across placebo and all doses of MSDC-0602K.

The subjects included in this interim analysis had significant liver disease, as established by liver biopsy, with an average NAS at baseline of 5.3. Almost 60% of these subjects had a baseline fibrosis score of F2 or F3 and approximately 50% also had a diagnosis of Type 2 diabetes at baseline. Overall, baseline characteristics were well-balanced across treatment groups.

Baseline Characteristics of Subjects Included in Interim Analysis

MSDC-0602K All Subjects Placebo 62.5mg 125mg 250mg (n=328): (n=78) (n=81) (n=84) (n=85) Age (mean, years) 54.4 56.7 56.3 57.5 Male 47.4% 39.5% 35.7% 42.4% Female 52.6% 60.5% 64.3% 57.6% Weight (mean, kg) 102.6 96.2 99.2 98.2Type 2 Diabetes 50.0% 53.1% 52.4% 51.8% Present ALT (mean, U/L) 59.3 58.6 49.8 58.0 AST (mean, U/L) 42.4 45.2 42.7 44.8 Diabetic Subjects Placebo 62.5mg 125mg 250mg (n=170): (n=39) (n=45) (n=43) (n=43) HbA1c 6.83% 7.09% 6.90% 6.97%

Statistically significant placebo-corrected reductions at six months in ALT levels were observed in the 125mg and 250mg dose cohorts. A statistically significant placebo-corrected reduction at six months in AST levels was observed in the 125mg dose cohort. Placebo-corrected reductions were observed at six months of 14.3

Units/Liter, U/L, (p < 0.001) and 7.9 U/L (p = 0.012) in ALT and AST, respectively, in the 125mg cohort, and 10.6 U/L (p = 0.004) and 4.0 (not significant) in ALT and AST, respectively, in the 250mg cohort. Placebo-corrected reductions, relative to baseline, were 25% and 18% in ALT and AST, respectively, in the 125mg cohort, and 19% and 9% in ALT and AST, respectively, in the 250mg cohort. Importantly, as depicted in the table below, normalization of ALT and AST was observed across all three dose levels of MSDC-0602K, with the two highest dose groups having at least 50% of subjects improved to normal range. ALT normal range is defined as 6 to 34 U/L and 6 to 43 U/L for women and men, respectively, and AST normal range is defined as 9 to 34 U/L and 11 to 36 U/L for women and men, respectively. Improvements were also observed in bilirubin, alkaline phosphatase and gamma GT, the other liver enzymes which were measured.

Percentage of Patients with High Baseline Values who Returned to Normal Range

MSDC-0602K Placebo 62.5mg 125mg 250mg ALT 15% 29% 60% 56%AST 20% 36% 50% 52%

Mean Change from Baseline in ALT by Visit

0SE +/ -Baseline (5) from (10) Change (15) Mean(20)Baseline Month 1 Month 2 Month 3 Month 6VisitPlacebo (N = 78) MSDC-0602K 62.5mg (N = 81) MSDC-0602K 125mg (N = 84) MSDC-0602K 250mg (N = 85)

Mean Change from Baseline in AST by Visit

5SE +/ -Baseline 0 from (5) Change (10) Mean (15) Baseline Month 1 Month 2 Month 3 Month 6 Visit Placebo (N = 78) MSDC-0602K 62.5mg (N = 81) MSDC-0602K 125mg (N = 84) MSDC-0602K 250mg (N = 85)

Across all subjects, statistically significant improvements were observed at six months in fasting glucose, HbA1c, insulin levels and HOMA-IR at 125mg and 250mg doses of MSDC-0602K. Among Type 2 diabetes subjects, for whom mean baseline values for HbA1c were relatively low compared to populations in clinical trials of other Type 2 diabetes therapies, statistically significant improvement was observed in HbA1c at all doses of MSDC-0602K. Adiponectin increased in all treatment cohorts in a dose dependent manner, and C-Reactive Protein levels decreased in the two lowest doses.

Mean HbA1c Measurements in Subjects with Type 2 Diabetes at Baseline and Six Months

MSDC-0602KPlacebo 62.5mg 125mg 250mgBaseline 6.83% 7.09% 6.90% 6.97%Placebo-corrected change from Baseline at 6 months 0.37 0.55 0.45p-value 0.022 0.001 0.006

Also observed were trends for improvement in additional biomarkers of fibrosis and, overall, a neutral effect on lipids. Analysis after the full twelve months of treatment will include analysis of changes in lipid particle size.

The overall rates of treatment emergent adverse events were similar across placebo and all MSDC-0602K cohorts. There was a higher rate of treatment emergent adverse events in the cohort receiving 250mg MSDC-0602K (18.8%) compared to placebo (9.0%) in the musculoskeletal and connective tissue category, with the most frequent individual adverse events in this category across all 328 subjects being arthralgia, or joint pain, and back pain. As commonly observed with insulin and other therapies that seek to improve insulin resistance, a modest (1.5% to 2.0%) dose-dependent increase in body weight was noted in MSDC-0602K treated subjects. Importantly, the frequency of any degree of peripheral edema, a finding associated with direct PPARg agonism, observed at six months was similar to that observed at baseline and was comparable across placebo and MSDC-0602K cohorts. To preserve the blinding of this ongoing clinical trial, adverse events that were reported by fewer than five subjects in an individual cohort were not unblinded as to distribution across cohorts. Treatment emergent serious adverse events were reported in fourteen subjects, none of which were determined by the investigator to be drug-related. Laboratory and vital sign observations included minimal changes from baseline to 6 months in systolic and diastolic blood pressure (+1 to -2 mm Hg) and heart rate (+1 to -2 beats per minute) for all doses of MSDC-0602K compared to placebo. Beta CrossLaps, a marker of bone resorption, decreased in MSDC-0602K cohorts compared to placebo, achieving statistical significance in the 125 mg dose. Minor but statistically significant reductions in hematocrit, a finding consistent with reduced insulin resistance, were seen in the two highest doses of MSDC-0602K.

Peripheral Edema Present at Baseline and Six Months

MSDC-0602KPlacebo 62.5mg 125mg 250mg Total (n=78) (n=81) (n=84) (n=85) (n=328)Baseline 7.70% 13.60% 13.10% 9.40% 11.00%6 months 12.50% 7.80% 13.50% 11.10% 11.20%

We expect to report final results from this clinical trial, including 12-month liver biopsy data, in the second half of 2019. These data will inform our Phase 3 development plans for the treatment of NASH with fibrosis as well as potential clinical development in other indications.

Future Clinical Development

Based on the final results of the EMMINENCE trial, if successful, we plan to initiate a Phase 3 program by early 2020. We designed the EMMINENCE trial to be of a size and scope to allow us to move quickly to Phase 3. Our Phase 3 program will include biopsy-driven surrogate endpoints to support applications for a subpart H accelerated approval in the United States and conditional marketing authorization in Europe, as well as outcomes endpoints to support applications for full approval. Given the high rate of liver and cardiovascular complications in subjects with NASH and Type 2 diabetes, and because MSDC-0602K is designed to address the core pathologies of NASH and Type 2 diabetes, we believe it may be possible to obtain outcomes data to support full approval in a trial that is of shorter duration than those of many of our competitors. Our Phase 3 program may also include endpoints related to glycemic control in subjects with Type 2 diabetes. We plan to seek guidance from regulatory authorities on Phase 3 design as early as the first half of 2019.

Safety and Pharmacokinetics

The toxicologic profiles of the potassium salt MSDC-0602K and its free acid in animal models, as well as the associated systemic exposure of both MSDC-0602 and its primary metabolite, have been well characterized. The preclinical toxicology package completed to date includes two-year carcinogenicity in two species and 52 weeks in cynomolgus monkeys. Across our preclinical studies, no significant safety findings were observed with doses of MSDC-0602K resulting in total systemic exposures, as measured by combined area under the curve, or AUC, of parent and active metabolite of at least seven-fold higher than systemic exposure expected at the highest clinical dose that is currently being explored.

In six- and twelve-month preclinical animal studies with MSDC-0602K, we observed MSDC-0602K to be well-tolerated. In these studies, we observed some effects similar to those of earlier TZD insulin sensitizing agents such as decreased red cell mass, body weight and heart weight increases, which occurred in rats only, increased liver weight, increased fat storage cells in bone marrow, brown fat tissue changes and urothelial vacuolation, or changes in the urinary bladder, on the bladder in monkeys. However, the magnitude of these effects was less than first generation TZDs and these findings were not considered clinically meaningful based on the low magnitude of the changes and lack of adverse physiologic consequences. Importantly, key clinically relevant adverse effects observed in animals with first generation TZDs such as edema, fluid volume expansion, pericardial/thoracic fluid accumulation, mortality in rodents associated with exacerbation of spontaneous cardiomyopathy, fatty change in liver, and effects in ovary and lymphoid tissue were not observed in preclinical studies with MSDC-0602K. No adverse effects were observed in chronic studies in rats or monkeys at exposures seven- to eleven- times those reached in humans given 250mg doses of MSDC-0602K.

MSDC-0602 was not found to be genotoxic. No tumors indicative of human risk were observed in two year carcinogenicity studies with MSDC-0602K in mice and rats. MSDC-0602K did not affect fertility and was not teratogenic in rats. In rabbit teratology studies, MSDC-0602K was associated with increased skeletal abnormalities at exposures of more than four-times those in humans given 250mg doses of MSDC-0602K.

The pharmacokinetics, or PK, of MSDC-0602K is well understood and the half-life of both parent drug and active metabolite are approximately 10 to 17 hours, suitable for once-daily oral administration. Doses that have progressed to Phase 2b were chosen based on the exposures of parent drug and metabolite, based on combined AUC, in cross-over pharmacokinetic Phase 1 clinical trials and in a Phase 2a clinical trial in subjects with Type 2 diabetes.

Three Phase 1 clinical trials, in a total of 125 healthy volunteers, have been completed with MSDC-0602 or MSDC-0602K. Most commonly reported adverse events with MSDC-0602 were headache, skin irritation and vomiting. No deaths, serious adverse events, severe adverse events or discontinuations due to adverse events were reported. Overall, the investigators determined there were no laboratory tests, vital signs, physical examination findings or electrocardiogram abnormalities that were considered clinically significant.

In addition, we conducted a randomized, placebo controlled Phase 2a clinical trial in 129 subjects with Type 2 diabetes to compare the PK, safety and efficacy profiles of three doses of MSDC-0602 against 45mg of pioglitazone to inform exposures for future trials. One subject discontinued due to dizziness and nausea, which the investigators considered to be probably related to the study drug, and another patient discontinued due to dizziness and headache, which the investigators considered to be unrelated to study drug. Most commonly reported adverse events in this clinical trial were edema, which occurred in three of 26 subjects in the 500mg dose cohort and two of 26 subjects in the placebo arm, and headache, which occurred in two of 26 subjects in the 500mg dose cohort and two of 26 subjects in the placebo arm. No deaths or serious adverse events were reported. Overall, no clinically meaningful safety findings or differences in safety laboratory parameters, heart rate, physical examination results, edema or electrocardiagram parameters were noted between the MSDC-0602 treatment groups and placebo. Crossover studies of MSDC-0602K with these free acid tablets were then used to select the doses to be tested in our Phase 2b EMMINENCE clinical trial in NASH with fibrosis.

Preclinical Studies in NASH

MSDC-0602 has been tested in multiple animal models of NASH and has been shown to protect against the high fat, high cholesterol, high sugar diet representative of NASH disease. In one study, mice were fed a diet enriched in trans fat, cholesterol and fructose for 19 weeks to induce hepatic damage, which was assessed by histological changes in the NAS and fibrosis, measured by trichrome staining for collagen. MSDC-0602K (30mg/kg) was given at either four weeks into the treatment or 16 weeks into the treatment as compared to the vehicle treated mice who were also on the modified diet. The results of mice who were kept on the normal diet are included for comparison.

NASH Pathology After 19 Weeks of HTF-C Diet

Our preclinical studies have shown that, in the setting of overnutrition, signals from hepatocytes can activate stellate cells, which are involved in the initiation of fibrosis. The signals for activation of the stellate cells and fibrosis are attenuated by treatment of the mice or isolated hepatocytes with MSDC-0602K.

We have also shown that the combination of high concentrations of sugars and fatty acid in tissue culture medium can activate stellate cells in 3-dimensional bioprinted human liver organoids containing a mixture of cell types and that this results in fibrosis as measured by staining for collagen. The addition of MSDC-0602K to the tissue medium was shown to prevent and reverse these effects of the nutrients.

Additional Development Opportunities

We may evaluate MSDC-0602K’s potential to be used in combination with other therapies currently in development for the treatment of NASH. Furthermore, we believe the mechanism of action of MSDC-0602K supports evaluation across a spectrum of liver and metabolic diseases. For instance, approximately 50% of NASH patients have been diagnosed with Type 2 diabetes and our Phase 2b clinical trial includes measures of glycemic control to enable evaluation of this population. If Phase 2b clinical trial data are supportive, we may also pursue development of MSDC-0602K for the treatment of Type 2 diabetes.

Competition

The pharmaceutical and biotechnology industries are characterized by intense competition and rapid innovation. While we believe that our technology, development experience, and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large multinational pharmaceutical companies, established biotechnology companies and specialty pharmaceutical companies, which have materially greater financial, manufacturing, marketing, research and drug development resources than we do. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

We are aware of both private and public companies with development programs in NASH. These companies include, but are not limited to, Allergan plc, Bristol-Myers Squibb Company, Conatus Pharmaceuticals Inc., CymaBay Therapeutics, Inc., Eli Lilly and Company, Enanta Pharmaceuticals, Inc., ENYO Pharma SA, Intercept Pharmaceuticals, Inc., Genfit SA, Gilead Sciences, Inc., Madrigal Pharmaceuticals, Inc., NGM Biopharmaceuticals, Inc., Novartis AG, Novo Nordisk A/S, Pfizer, Inc., Sanofi S.A., Shire plc, Terns Pharmaceuticals, Inc. and Viking Therapeutics, Inc. Of these, Allergan, Genfit, Gilead and Intercept have programs in Phase 3 clinical development. In addition, Poxel SA is developing a deuterium-modified version of pioglitazone, currently in Phase 1 clinical development. Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or cheaper than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our product’s entry. We believe the competitive factors that will determine the success of our programs will be the efficacy, safety, pricing and reimbursement, and convenience of our products, if approved.

Manufacturing

We do not own or operate manufacturing facilities for the production of MSDC-0602K, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all our required raw materials, drug substance and drug product needs for preclinical research and clinical trials. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of MSDC-0602K, if it is approved. If MSDC-0602K is approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of MSDC-0602K. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval.

Intellectual Property

The proprietary nature of, and protection for, our product candidate and our discovery programs, processes and know-how are important to our business. We have sought patent protection in the United States and internationally for MSDC-0602K and related product candidates, as well as any other inventions to which we have rights, where available and when appropriate. For our product candidates, we generally pursue patent protection covering compositions of matter, methods of use and manufacture. Our policy is to pursue, maintain and defend patent rights in strategic areas, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

We own four patent families directed to composition-of-matter coverage of MSDC-0602 and MSDC-0602K, MSDC-0602 process chemistry, and methods of use for treating metabolic, liver, and other disorders such as non-alcoholic fatty liver disease. For the first three patent families below, expiration dates exclude any patent term extensions based on pediatric exclusivity and/or patent term restoration available under the Hatch-Waxman Act or similar statutory provision in the United States or any foreign jurisdiction in which a patent is pending. These patent families include:

1.	A patent family directed to the compound MSDC-0602 and its use for the treatment of diabetes that includes one pending Brazilian application, two U.S. patents, and 26 foreign patents, all of which are scheduled to expire in September 2028;

2.	A patent family directed to the composition of matter for TZD salts including MSDC-0602K that includes pending applications in Canada, Korea and India, two U.S. patents, and 21 foreign patents, all of which are scheduled to expire in December 2030;

3.	A patent family directed to the process chemistry for synthesizing MSDC-0602 that includes pending applications in Canada, Korea and India, one U.S. patent, and 21 foreign patents, all of which are scheduled to expire in September 2031; and

4.	A patent family directed to methods of using TZDs for the treatment of liver disorders that includes one U.S. provisional patent application.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges and operating without infringing on the proprietary rights of others. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including in the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent or delays on the part of a patentee. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Intellectual Property.”

Government Regulation and Product Approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA, and other governmental authorities. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, quality control, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not placed the trial on clinical hold within this 30-day period, the IND becomes effective and the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practices, or GCPs, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,588,000 for Fiscal Year 2019, and the applicant under an approved NDA is also subject to an annual program fee, currently exceeding $309,000 per prescription drug product for Fiscal Year 2019. Beginning in Fiscal Year 2018, this annual program fee replaces the annual product and establishment fees. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date the FDA files a standard NDA for a new molecular entity to review and act on the submission, and a goal of six months from the date the FDA files a priority review NDA.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practices, or cGMPs, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter which indicates that the review cycle is complete and the application will not be approved in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

The Hatch-Waxman Act

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “therapeutic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change.

An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be submitted before the expiration of the exclusivity period.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five year patent extension for one patent. The allowable patent term extension is calculated as half of the drug’s testing phase—the time between IND application and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, or REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority review applications, with all of the benefits that designation confers.

Expedited Development and Review Programs

A sponsor may seek approval of its product candidate under programs designed to expedite development and review of new drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. Unique to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. Priority review designation does not change the scientific or medical standard for approval or the quality of evidence necessary to support approval.

Under the FDA’s accelerated approval regulations (under subpart H of the relevant regulations), the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of a Phase 4 or post-approval clinical trial to confirm the effect on the clinical endpoint, often called an outcomes trial. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

A category of drugs referred to as “breakthrough therapies” may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a breakthrough therapy if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. The designation includes all of the fast track program features, including rolling submission of the NDA as described above. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review.

Fast track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or review process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review will not be shortened.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, or HHS (such as the Office of

Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of federal and state privacy laws, such as the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended, as applicable.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

Additionally, the intent standard under federal the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA (discussed below).

The federal false claims and civil monetary penalty laws, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal healthcare programs, including Medicare and Medicaid, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product, or for allegedly providing inducements to prescribers through consulting, advisory board, and other arrangements. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label and thus generally non-reimbursable, uses.

HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

We may be subject to federal and state data privacy and security regulations, such as HIPAA. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors, or agents of covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.

As a condition of federal reimbursement for a manufacturer’s covered outpatient drugs under Medicaid, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program. In addition, in order for federal funding to be available for a manufacturer’s covered outpatient drugs under Medicaid, and also in order for a manufacturer to be eligible to sell its drugs to federal government departments and agencies, manufacturers are required to enter into a Master Agreement and Pharmaceutical Pricing Agreement with the Department of Veterans Affairs and make their covered drugs available to authorized users of the Federal Supply Schedule of the General Services Administration.

In addition, many pharmaceutical manufacturers must calculate and report certain prices to government agencies, such as average manufacturer price, or AMP, best price and non-federal average manufacture price, or non-FAMP. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

Additionally, the federal Physician Payments Sunshine Act, or the Sunshine Act, within the Affordable Care Act, as amended, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians, certain other healthcare professionals, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

In order to distribute commercially any products that receive approval, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If a manufacturer’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future applicable governmental regulations, the manufacturer may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to enter into government contracts, contractual damages, reputational harm, administrative burdens and additional reporting obligations and oversight become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. In the United States and in foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors. Third-party payors decide which therapeutics they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Reimbursement may impact the demand for, or the price of, any product for which we obtain regulatory approval.

Third-party payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded drugs and drugs administered under the supervision of a physician. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our product, with no assurance that coverage and adequate reimbursement will be obtained. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, in the United States, there is no uniform policy for coverage and reimbursement among third-party payors and, as such, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate that we successfully develop.

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care, the increasing influence of health maintenance organizations, and additional legislative changes in the United States has increased, and we expect will continue to increase, the pressure on healthcare pricing. The downward pressure on the rise in healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•

an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which through subsequent legislative amendments, will be increased to 70%,

starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the 340B Drug Discount Program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	expansion of healthcare fraud and abuse laws, including the FCA and the federal Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

•

establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011; and

•	a licensure framework for follow on biologic products.

Some of the provisions of the Affordable Care Act have yet to be implemented, and there have been legal and political challenges to certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain Affordable Care Act-mandated health insurance as part of a tax reform bill. Further, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Moreover, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. More recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. Although a number of these, and other proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients with serious or life-threatening diseases to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

European Union / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval to conduct clinical trials or market a product, we must obtain the requisite approvals from regulatory authorities in foreign jurisdictions prior to the commencement of clinical trials or marketing of the product in those countries.

Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application, much like the IND, prior to the commencement of human clinical trials. In the European Union, for example, before starting a clinical trial, a valid request for authorization must be submitted by the sponsor to the competent authority of the EU Member State(s) in which the sponsor plans to conduct the clinical trial, as well as to an independent national Ethics Committee. A clinical trial may commence only once the relevant Ethics Committee(s) has (have) issued a favorable opinion and the competent authority of the EU Member State(s) concerned has (have) not informed the sponsor of any grounds for non-acceptance. Failure to comply with the EU requirements may subject a company to the rejection of the request and the prohibition to start a clinical trial. Clinical trials conducted in the European Union (or used for marketing authorization application in the European Union) must be conducted in accordance with applicable GCP and GMP rules, International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH, guidelines and be consistent with ethical principles. EU Member State inspections are regularly conducted to verify the sponsor’s compliance with applicable rules. The sponsor is required to record and report to the relevant national competent authorities (and to the Ethics Committee) information about suspected serious unexpected adverse reactions.

The authorization of a clinical trial may be suspended or revoked by EU Member States in their territory if the conditions in the request for an authorization are no longer met, or if an EU Member State has information raising doubts about the safety or scientific validity of the clinical trial. Various penalties exist in EU Member States for non-compliance with the clinical trial rules and related requirements, for example with respect to data protection and privacy. If we or our potential collaborators fail to comply with applicable EU regulatory requirements, we may also be subject to damage compensation and civil and criminal liability. The way clinical trials are conducted in the European Union will undergo a major change when the new EU Clinical Trial Regulation (Regulation 536/2014) comes into application in 2019.

As in the United States, no medicinal product may be placed on the EU market unless a marketing authorization has been issued. Suspected unexpected serious adverse reactions related to authorized medicinal products must be recorded and reported to the national competent authorities.

Various penalties and sanctions exist in different EU Member States for non-compliance with the EU marketing authorization procedure. The European Commission may also impose financial penalties on the holders of marketing authorizations if they fail to comply with certain obligations in connection with the authorizations. If we or our potential collaborators fail to comply with applicable EU—or other ex-U.S.—regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

In addition, there are foreign anti-corruption and anti-bribery laws that govern direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. These laws, such as the U.K. Bribery Act, generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Coverage and reimbursement status of any product candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also at national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and healthcare professionals, or HCPs.

Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, replaced the EU Data Protection Directive on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal data, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal data is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations, and obligations to honor expanded rights of individuals in relation to their personal data (e.g., the right to access, correct and delete their data). In addition, the GDPR generally maintains the EU Data Protection Directive’s restrictions on cross-border data transfer. The GDPR increase the responsibility and liability of pharmaceutical companies in relation to personal data that they process, and companies may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules. Further, the United Kingdom’s vote in favor of exiting the EU (often referred to as “Brexit”) has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

For other countries outside of the European Union , such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements.

Employees

As of September 30, 2018, we have 10 full time employees, all of whom are engaged in research and development, operations, finance, business development or administration.

Facilities

We lease approximately 3,522 square feet of space in San Diego, CA, and 2,901 square feet of space in Kalamazoo, MI, with lease agreements expiring in May 2021 and April 2019, respectively. We believe that our existing facilities are adequate to meet our current needs and that additional alternative spaces will be available to suit changes in our facilities needs in the future.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information about our executive officers and directors as of September 30, 2018.

NAME	AGE	POSITION(S)
Executive Officers
Robert Baltera, Jr.	53	President, Chief Executive Officer and Chairman of the Board of Directors
Howard Dittrich, M.D.	65	Chief Medical Officer
Brian Farmer	46	Chief Financial Officer and Chief Business Officer
Non-Employee Directors
Daniel Estes, Ph.D.( )	38	Director
Dennis M. Fenton, Ph.D.( )	67	Director
Michael Jandernoa( )	68	Director
Nilesh Kumar, Ph.D.( )	43	Director
David Van Andel( )	59	Director
Robert L. Zerbe, M.D.( )	68	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Robert Baltera, Jr. has served as our President and Chief Executive Officer and on our board of directors since March 2017. Mr. Baltera has served on the board of directors of Organovo Holdings, Inc. since October 2009, including as Lead Independent Director from June 2014 through August 2016. Mr. Baltera joined Frazier Healthcare Partners, a venture capital firm, as an Entrepreneur-in-Residence in January 2016, and co-founded Hawkeye Therapeutics, Inc., or Hawkeye, a search company focused on in-licensing and developing high-quality assets from pharmaceutical companies. Mr. Baltera has also served as the Executive Chairman of Mavupharma, Inc. since March 2017. From February 2015 until December 2015, Mr. Baltera served as Chief Executive Officer and a member of the board of directors of Laguna Pharmaceuticals, Inc., or Laguna, a private biotechnology company. Mr. Baltera was the Chief Executive Officer of Amira Pharmaceuticals, Inc., or Amira, a private pharmaceutical development company, a position he held from July 2007 through September 2011 when Amira was sold to Bristol-Myers Squibb. Before becoming Amira’s Chief Executive Officer, Mr. Baltera held a number of senior management positions at Amgen Inc., or Amgen, the last being Vice President of Corporate and Contract Manufacturing. Mr. Baltera previously served on the board of directors of Xencor, Inc., a public biotechnology development company. He currently serves on the board of directors of Panmira Pharmaceuticals, LLC, as well as an industry group, the San Diego Venture Group. Mr. Baltera received his M.B.A. from the Anderson School at the University of California, Los Angeles, and an M.S. in genetics and a B.S. in microbiology from The Pennsylvania State University. Mr. Baltera attended the Director Education and Certification program at the University of California, Los Angeles. Our board of directors believes that Mr. Baltera’s experience in managing and building pharmaceutical companies, as well as his experience as a public company director, qualify him to serve on our board of directors.

Howard Dittrich, M.D. has served as our Chief Medical Officer since March 2017. Dr. Dittrich served as a director of Mast Therapeutics, Inc. from June 2014 until April 2017. A cardiologist with more than 20 years of experience in cardiac therapeutic research and clinical development, Dr. Dittrich joined Frazier Healthcare Partners in January 2016 as an Entrepreneur-in-Residence and also began serving as Chief Medical Officer of Hawkeye. In addition, he currently serves as President and a member of the board of directors of Advanced Endovascular Therapeutics, Inc., a private biotechnology company that he co-founded in August 2015. Additionally, Dr. Dittrich co-founded and from March 2014 until February 2016 served as Chairman of the board of directors of Farapulse, Inc. (formerly IOWA Approach Inc.), a private company developing atrial fibrillation ablation technology. He also is an Adjunct Professor of Medicine at the University of Iowa Carver College of Medicine and, since January 2012, has served as Chair of the board of directors of the François M. Abboud Cardiovascular Research Center at the University of Iowa Carver College of Medicine. From November 2011 to November 2015, Dr. Dittrich served as Chief Medical Officer of Laguna, first as a consultant and, beginning in February 2015, as an employee. From April 2012 to July 2014, he served as Chief Medical Officer of Sorbent Therapeutics Inc., a private biopharmaceutical company that commenced liquidation proceedings through an assignment for the benefit of creditors under California law in July 2014. Previously, from 2003 until it was acquired by Merck & Co., Inc. in September 2007, Dr. Dittrich served as Chief Medical Officer and Senior Vice President of Clinical and Regulatory Affairs of NovaCardia, Inc., or NovaCardia, a clinical-stage pharmaceutical company focused on cardiovascular diseases, and, from September 2007 to June 2011, he co-founded and served as Chief Medical Officer of Sequel Pharmaceuticals, Inc., or Sequel, a private pharmaceutical company spun out from NovaCardia following its acquisition by Merck. Prior to NovaCardia, from 1996 to 2002, Dr. Dittrich held executive positions overseeing clinical development and regulatory affairs at Molecular Biosystems, Inc. and Alliance Pharmaceutical Corp. From 1984 to 1996, he was a full-time faculty member of the Department of Medicine at the University of California, San Diego, or UCSD, and, from 1996 to 2011, he served part-time as clinical professor of medicine at UCSD. Dr. Dittrich received his M.D. from the University of Iowa Carver College of Medicine and a B.S. degree from the University of Iowa. He completed his residency in internal medicine and clinical fellowship in cardiology at UCSD.

Brian Farmer has served as our Chief Business Officer since March 2017 and Chief Financial Officer since June 2017. Mr. Farmer joined Frazier Healthcare Partners in January 2016 as an Entrepreneur-in-Residence and co-founded Hawkeye. From February 2015 to December 2015, Mr. Farmer served as Chief Business Officer at Laguna. Beginning in July 2011, Mr. Farmer served as a consultant to various biopharmaceutical companies. From September 2007 to June 2011, Mr. Farmer served as Vice President of Corporate Development and Operations at Sequel. Mr. Farmer served as Senior Director of Corporate Development at NovaCardia from July 2004 to September 2007. Mr. Farmer received his M.B.A. from the University of Texas and B.S. degree in political science from Trinity University.

Non-Employee Directors

Daniel Estes, Ph.D. has served on our board of directors since March 2017. Since April 2011, Dr. Estes has been a member of the investment team and a partner with Frazier Healthcare Partners where he focuses on investments in both development-stage and commercial-stage pharmaceutical companies. Prior to joining Frazier Healthcare Partners, Dr. Estes served as a management consultant with McKinsey & Company’s healthcare practice between 2008 and 2011. Dr. Estes also serves on the board of directors of Arcutis, Inc., Semnur Pharmaceuticals, Inc., Outpost Medicine, LLC and Sierra Oncology, Inc. Dr. Estes received his Ph.D. in Biomedical Engineering from the University of Michigan and his B.S. in Electrical Engineering from Stanford University. Our board of directors believes that Dr. Estes’ experience in the biotechnology and pharmaceuticals industries, as well as his venture capital experience, qualify him to serve on our board of directors.

Dennis Fenton, Ph.D. has served on our board of directors since December 2017. Dr. Fenton has served on the board of directors of Sienna Biopharmaceuticals, Inc. since October 2016. From 1982 until his retirement in 2008, Dr. Fenton worked at Amgen, where he held positions of increasing responsibility, including Vice President of Research, Senior Vice President of Sales and Marketing, Senior Vice President of Operations and Executive Vice President. Previously, Dr. Fenton worked as a researcher at Pfizer Central in New Product Development from 1977 to 1981. Dr. Fenton is currently an independent consultant and a member of the board of directors of Portola Pharmaceuticals, Inc., a public pharmaceutical company, Omniox, Inc., a biotechnology company and Modern Meadow, Inc. a private company. Dr. Fenton previously served on the board of directors of then-public life sciences companies Kythera Biopharmaceuticals, Inc., Hospira Inc., Dendreon Corp., Pfenex Inc., Xenoport, Inc. and Genzyme Corporation. He is also a member of the board of trustees of the Keck Graduate Institute. Dr. Fenton received a Ph.D. in microbiology from Rutgers University and a B.S. in biology from Manhattan College. Our board of directors believes that Dr. Fenton’s experience as an executive officer in the pharmaceutical industry, as well as his experience as a public company director, qualify him to serve on our board of directors.

Michael Jandernoa has served on our board of directors since May 2016. From January 1981 to February 2017, Mr. Jandernoa served as a director of Perrigo Company plc and its predecessor, Perrigo Company, a global healthcare supplier that develops, manufactures, and distributes over-the-counter and prescription pharmaceuticals, nutritional products, active pharmaceutical ingredients and consumer products. Mr. Jandernoa served as Perrigo Company’s Chief Executive Officer from 1988 to 2000 and as Chairman of the board of directors from 1991 to 2003. Mr. Jandernoa is a general partner of 42 North Partners, a member of the board of directors of Hopen Life Science Fund and a member of the board of managers of Metabolic Solutions Development Company, LLC. Mr. Jandernoa received his B.A. degree in business administration from the University of Michigan. Our board of directors believes that Mr. Jandernoa’s experience as an executive officer in the healthcare industry, as well as his venture capital experience, qualify him to serve on our board of directors.

Nilesh Kumar, Ph.D. has served on our board of directors since March 2017. Dr. Kumar has been a Partner at Novo Ventures, a venture capital fund, since January 2017, and before that, a Senior Principle since April 2015. Prior to Novo Ventures, Dr. Kumar held various positions in the Merck KGaA family of companies since 2009, culminating in the position of Senior Investment Director, where he led several venture investments and strategic licensing transactions in the field of oncology and autoimmune diseases. Dr. Kumar also serves on board of directors of Tarveda Therapeutics, Inc., Morphic Holding LLC, Milestone Pharmaceuticals, Inc., Rgenix, Inc., Anokion SA and Kanyos Bio Inc. Nilesh received his Ph.D. and MBA from Harvard University, and undergraduate degree from University of Cambridge, United Kingdom. Our board of directors believes that Dr. Kumar’s venture capital experience, his experience in the pharmaceutical industry and his educational background, qualify him to serve on our board of directors.

David Van Andel has served on our board of directors since May 2016. Mr. Van Andel is the Chairman of the board of directors and Chief Executive Officer of the Van Andel Institute for Education and Medical Research, a biomedical research and science education organization, a position he has held since 1996. Mr. Van Andel has served on the board of directors of Twinlabs Consolidated Holdings, Inc., an integrated manufacturer, marketer, and distributor of branded nutritional supplements and other natural products since February 2015. Since September 1999, Mr. Van Andel has served on the board of directors of Amway Corporation and has held various positions at Amway Corporation since 1977, including Senior Vice President – Operations, Vice President of Manufacturing and Operations, and Director of Regional Distribution Centers. Mr. Van Andel received his B.A. in business administration from Hope College. Our board of directors believes that Mr. Van Andel’s experience as an executive officer in the research industry and his experience as a public company director, qualify him to serve on our board of directors.

Robert Zerbe, M.D. has served on our board of directors since May 2016. Dr. Zerbe has served as a member of the board of directors of Vericel Corporation, a developer of patient-specific expanded cell therapies for severe diseases and conditions, since January 2006 and as Chairman of the board of directors since October 2012. Until July 2016, Dr. Zerbe was the Chief Executive Officer of QUATRx Pharmaceuticals Company, or QUATRx, a drug development company he co-founded in 2000. Prior to his role at QUATRx, Dr. Zerbe held several senior executive management positions with pharmaceutical companies including Eli Lilly and Company, from 1982 to 1993, and Pfizer (formerly Parke-Davis) from 1993 to 2000. During his tenure at Eli Lilly and Company, Dr. Zerbe’s clinical research and development positions included Managing Director, Lilly Research Center U.K., and Vice President of Clinical Investigation and Regulatory Affairs. He joined Parke-Davis in 1993, becoming Senior Vice President of Worldwide Clinical Research and Development. Dr. Zerbe has also served on the board of managers of Metabolic Solutions Development Company, LLC since 2015. Dr. Zerbe received his M.D. from the Indiana University School of Medicine, and has completed post-doctoral work in internal medicine, endocrinology and neuroendocrinology at Indiana University and the National Institutes of Health. Our board of directors believes that Dr. Zerbe’s experience in founding and managing life sciences companies, as well as his educational background and research experience, qualify him to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

Our board of directors has determined that all of our directors other than Mr. Baltera are independent directors, as defined by Rule 5605(a)(2) of The Nasdaq Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in ;

•	Class II, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in ; and

•	Class III, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in .

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eight members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least                % of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Robert Baltera, Jr., who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and certain of our stockholders, which will terminate upon closing of this offering. We have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

In addition, our board of directors has appointed                to serve as our lead independent director upon the closing of this offering. As lead independent director,                will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as set forth in our bylaws and as our board of directors may otherwise determine and delegate.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of                ,                 and                . Our board of directors has determined that each of the members of our audit committee satisfies The Nasdaq Stock Market and SEC independence requirements.                serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that                qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of The Nasdaq Listing Rules. In making this determination, our board has considered                ’s prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of                ,                and                 .                serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee, except for                , is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies The Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                ,                 and                . Our board of directors has determined that each of the members of this committee, except for                , satisfies The Nasdaq Stock Market independence requirements.                serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of Sarbanes-Oxley, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our officers. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a current copy of the code will be available on the Corporate Governance section of our website, www.ciriustx.com.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective upon the completion of this offering, also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as otherwise disclosed under the heading “Legal Proceedings” in the section entitled “Business” of this prospectus, at present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2017 are:

•	Robert Baltera, Jr., our President and Chief Executive Officer;

•	Howard Dittrich, M.D., our Chief Medical Officer; and

•	Brian Farmer, our Chief Financial Officer and Chief Business Officer.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	OPTION AWARDS ($)(1)	TOTAL ($)
Robert Baltera, Jr.(2)	2017	309,231	481,339	790,570
President and Chief Executive Officer
Howard Dittrich, M.D.(2)	2017	270,577	216,603	487,180
Chief Medical Officer
Brian Farmer(2)	2017	200,538	120,335	320,873
Chief Financial Officer and Chief Business Officer

(1)	The amounts reported reflect the aggregate grant date fair value of each equity award granted to our named executive officers during the fiscal year ended December 31, 2017, as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions (ASC 718). Assumptions used in the calculation of these amounts are included in Note 5 to our financial statements for the fiscal year ended December 31, 2017. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not reflect the actual economic value that may be realized by our named executive officers upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.
(2)	Mr. Baltera, Dr. Dittrich and Mr. Farmer commenced employment with us on March 24, 2017. At that time, Mr. Baltera and Dr. Dittrich commenced employment with us on a full-time basis, and Mr. Farmer commenced employment with us on a part-time basis (committing 80% of his business time to us), which increased to a full-time basis on October 1, 2017.

Annual Base Salary

The base salary of our named executive officers is generally determined and approved by our board of directors in connection with the commencement of employment of the executive and may be adjusted from time to time thereafter as the board of directors determines appropriate. As of December 31, 2017, the base salaries for our named executive officers are provided below.

NAME	2017 BASE SALARY ($)
Robert Baltera, Jr.	400,000	(1)
Howard Dittrich, M.D.	350,000	(1)
Brian Farmer	300,000	(1)(2)

(1)	Mr. Baltera, Dr. Dittrich and Mr. Farmer commenced employment with us on March 24, 2017. At that time, Mr. Baltera and Dr. Dittrich commenced employment with us on a full-time basis, and Mr. Farmer commenced employment with us on a part-time, 80% basis, which increased to a full-time basis on October 1, 2017.
(2)	From March 24, 2017 until October 1, 2017, Mr. Farmer’s annual base salary was $240,000, reflecting his part-time, 80% time commitment, which increased to $300,000 when he converted to full-time employment on October 1, 2017.

Performance Bonus Compensation

From time to time our board of directors or compensation committee may approve bonuses for our named executive officers based on individual performance, company performance or as otherwise determined appropriate.

In addition, pursuant to their employment agreements, our named executive officers are entitled to earn annual bonuses based on the achievement of individual and/or corporate performance targets, metrics and/or objectives determined and approved by the board of directors or the compensation committee thereof. Pursuant to the their employment agreements, the target bonuses for Mr. Baltera, Dr. Dittrich and Mr. Farmer are 35%, 30% and 25% of annual base salary, respectively. The employment agreements with each of Mr. Baltera, Dr. Dittrich and Mr. Farmer are described under “—Agreements with Our Named Executive Officers.”

In June 2017, our board of directors established corporate performance objectives for the annual period running from the second quarter of 2017 through the first quarter of 2018, which included the EMMINENCE trial enrollment, supply chain preparation, publication of peer reviewed research articles and budget performance. In March 2018, our board of directors assessed our corporate performance against such goals and, in April 2018, our compensation committee approved a 110% overall achievement level for such goals. Accordingly, in April 2018, Mr. Baltera, Dr. Dittrich and Mr. Farmer earned bonuses in the amounts set forth below, based on achievement of such goals.

NAME	2018 BONUS COMPENSATION ($)
Robert Baltera, Jr.	154,000
Howard Dittrich, M.D.	115,500
Brian Farmer	82,500

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our named executive officers. The board of directors is responsible for approving equity grants. As of the date of this prospectus, stock option awards were the only form of equity awards we granted to our named executive officers.

We have historically used stock options as an incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. We may grant equity awards at such times as our board of directors determines appropriate. Our executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all stock options pursuant to our 2017 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2019 Plan. The terms of our equity plans are described below under “—Equity Benefit Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period subject to continued service and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “—Outstanding Equity Awards at Fiscal Year-End.”

On June 13, 2017 and June 30, 2017, the board of directors granted Mr. Baltera options to purchase 3,664,526 shares of common stock and 248,235 shares of common stock, respectively, Dr. Dittrich options to purchase 1,649,037 shares of common stock and 111,705 shares of common stock, respectively, and Mr. Farmer options to purchase 916,132 shares of common stock and 62,058 of common stock, respectively, each at an exercise price of $0.17 per share. Mr. Baltera’s, Dr. Dittrich’s and Mr. Farmer’s options are subject to a four-year vesting schedule, with 25% having vested as of March 24, 2018 and the balance vesting monthly over the remaining 36 months, subject to their respective continued service with us. The 2017 option agreements for Mr. Baltera, Dr. Dittrich and Mr. Farmer provide that, if we terminate their respective employment without cause (not including death or disability) or they respectively resign for good reason, in either case, within one month preceding or 12 months immediately following the consummation of a change in control, the vesting of Mr. Baltera’s, Dr. Dittrich’s and Mr. Farmer’s respective 2017 options will fully accelerate. Vesting benefits upon a qualifying termination or a change in control pursuant to the terms of our 2017 Plan are described below under “—Equity Benefit Plans.”

On August 24, 2018, the board of directors granted Mr. Baltera an option to purchase 331,356 shares of common stock, Dr. Dittrich an option to purchase 149,110 shares of common stock, and Mr. Farmer an option to purchase 82,839 shares of common stock, each at an exercise price of $0.31 per share. Mr. Baltera, Dr. Dittrich and Mr. Farmer’s options are subject to a four-year vesting schedule, with 25% vesting as of August 24, 2019 and the balance vesting monthly over the remaining 36 months, subject to their respective continued service with us. The 2018 option agreements for Mr. Baltera, Dr. Dittrich and Mr. Farmer provide that, if we terminate their respective employment without cause (not including death or disability) or they respectively resign for good reason, in either case, within one month preceding or 12 months immediately following the consummation of a change in control, the vesting of Mr. Baltera’s, Dr. Dittrich’s and Mr. Farmer’s respective 2018 options will fully accelerate. Vesting benefits upon a qualifying termination or a change in control pursuant to the terms of our 2017 Plan are described below under “—Equity Benefit Plans.”

Agreements with Our Named Executive Officers

Agreement with Mr. Baltera. In March 2017, we entered into an employment agreement with Mr. Baltera that governs the terms of his employment with us. Under the terms of the employment agreement, Mr. Baltera is entitled to an annual base salary of $400,000 and is eligible to receive an annual target performance bonus of 35% of his base salary, as determined by our board of directors or the compensation committee thereof. Pursuant to his employment agreement, in June 2017, we granted to Mr. Baltera an option to purchase 3,664,526 shares of common stock and an option to purchase 248,235 shares of common stock. Mr. Baltera’s employment agreement provides for a third option, which was granted in August 2018. The 2017 and 2018 options are described under “—Equity-Based Incentive Awards.” Mr. Baltera’s employment agreement also provides that if we terminate his employment without cause or he resigns for good reason, in either case within three months preceding or 12 months immediately following the consummation of a corporate transaction, we will pay Mr. Baltera a lump sum payment equal to 12 months of base salary. In addition, if we terminate his employment without cause or he resigns for good reason at any time other than during the three months preceding or 12 months immediately following the consummation of a corporate transaction, we will pay Mr. Baltera’s base salary for a period of nine months after separation and COBRA group health insurance premiums for up to nine months.

Agreement with Dr. Dittrich. In March 2017, we entered into an employment agreement with Dr. Dittrich that governs the terms of his employment with us. Under the terms of the employment agreement, Dr. Dittrich is entitled to an annual base salary of $350,000 and is eligible to receive an annual target performance bonus of 30% of his base salary, as determined by our board of directors or the compensation committee thereof. Pursuant to his employment agreement, in June 2017, we granted to Dr. Dittrich an option to purchase 1,649,037 shares of common stock and an option to purchase 111,705 shares of common stock. Dr. Dittrich’s employment agreement provides for a third option, which was granted in August 2018. The 2017 and 2018 options are described under “—Equity-Based Incentive Awards.” Dr. Dittrich’s employment agreement further provides that, in the event of a corporate transaction that occurs before Dr. Dittrich’s service with us terminates, the 2017 options will accelerate and become fully vested. Dr. Dittrich’s employment agreement also provides that if we terminate his employment without cause or he resigns for good reason, in either case, within three months preceding or 12 months immediately following the consummation of a corporate transaction, we will pay Dr. Dittrich a lump sum payment equal to 12 months of base salary. In addition, if we terminate his employment without cause or he resigns for good reason at any time other than during the three months preceding or 12 months immediately following the consummation of a corporate transaction, we will pay Dr. Dittrich’s base salary for a period of six months after separation and COBRA group health insurance premiums for up to six months.

Agreement with Mr. Farmer. In March 2017, we entered into an employment agreement with Mr. Farmer that governs the terms of his employment with us. Under the terms of the employment agreement, Mr. Farmer was entitled to an annual base salary of $240,000, which represented Mr. Farmer’s employment on a part-time, 80% basis, and which was increased to $300,000 when he converted to full-time employment on October 1, 2017. Mr. Farmer is also eligible to receive an annual target performance bonus of 25% of his base salary, as determined by our board of directors or the compensation committee thereof. Pursuant to his employment agreement, in June 2017, we granted to Mr. Farmer an option to purchase 916,132 shares of common stock and an option to purchase 62,058 shares of common stock. Mr. Farmer’s employment agreement provides for a third option, which was granted in August 2018. The 2017 and 2018 options are described under “—Equity-Based Incentive Awards.” If we terminate his employment without cause or he resigns for good reason, Mr. Farmer’s employment agreement provides for the same cash and COBRA benefits as set forth in Dr. Dittrich’s employment agreement and described above.

Each of our named executive officers’ employment is at will and may be terminated by us at any time. All severance benefits described above are subject to the execution of a release of claims in favor of us.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable. In addition, Mr. Baltera, Dr. Dittrich and Mr. Farmer are entitled to receive certain benefits upon designated termination and/or change in control events under their employment agreements, as described above under “—Agreements with Our Named Executive Officers.”

Each of our named executive officers holds stock options that were granted subject to the general terms of our 2017 Plan. A description of the termination and change in control provisions in our 2017 Plan and applicable to the stock options granted to our named executive officers is provided below under “—Equity Benefit Plans” and “—Outstanding Equity Awards at Fiscal Year-End” and above under “—Equity-Based Incentive Awards.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2017.

	OPTION AWARDS(1)
	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Robert Baltera, Jr.	6/13/2017	—	3,664,526	0.17	6/12/2027
Robert Baltera, Jr.	6/30/2017	—	248,235	0.17	6/29/2027
Howard Dittrich, M.D..	6/13/2017	—	1,649,037	0.17	6/12/2027
Howard Dittrich, M.D..	6/30/2017	—	111,705	0.17	6/29/2027
Brian Farmer	6/13/2017	—	916,132	0.17	6/12/2027
Brian Farmer	6/30/2017	—	62,058	0.17	6/29/2027

(1)	All options were issued under the terms of the 2017 Plan, described below under “—Equity Benefit Plans.” All options vest over four years as follows: 25% of the shares underlying such options vested on March 24, 2018, and the balance vest in 36 equal monthly installments thereafter, subject to the individual’s continuous service with us through the vesting dates and the potential vesting acceleration, as described above under “—Equity-Based Incentive Awards,” “—Agreements with Our Named Executive Officers” and “—Potential Payments and Benefits upon Termination or Change in Control.”

We did not engage in any repricings or other modifications or cancellations to any of our named executive officers’ outstanding equity awards during the fiscal year ended December 31, 2017.

Perquisites and Health, Welfare and Retirement Benefits

Our named executive officers, during their employment with us, are eligible to participate in our employee benefit plans, including our medical, dental and vision insurance plans, in each case on the same basis as all of our other employees. In addition, we provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “—401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. We do, however, pay a portion of the premiums for medical, dental, group term life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $18,000 and $18,500 for calendar years 2017 and 2018, respectively. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar years 2017 and 2018 may be up to an additional $6,000 above the statutory limit. We currently do not make matching contributions into the 401(k) plan on behalf of participants. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2019 Plan

Our board of directors adopted our 2019 Plan in                 and our stockholders approved our 2019 Plan in                 . Our 2019 Plan is a successor to and continuation of our 2017 Plan. No stock awards may be granted under the 2019 Plan until the date of the underwriting agreement related to this offering. Once the 2019 Plan is effective, no further grants will be made under the 2017 Plan.

Stock Awards. Our 2019 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2019 Plan after it becomes effective will be                shares, which is the sum of (i)                  new shares, plus (ii) the number of shares (not to exceed                  shares) (a) that remain available for the issuance of

awards under our 2017 Plan at the time our 2019 Plan becomes effective, and (b) any shares subject to outstanding stock options or other stock awards that were granted under our 2017 Plan that terminate or expire prior to exercise or settlement; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2020 (assuming the 2019 Plan becomes effective in 2019) through January 1, 2029, in an amount equal to     % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2019 Plan is                 .

Shares subject to stock awards granted under our 2019 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2019 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2019 Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2019 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2019 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under our 2019 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2019 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding award; (ii) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of our common stock previously owned by the optionholder, (iv) a net exercise of the option if it is an NSO, or (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2019 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2019 Plan permits the grant of performance-based stock and cash awards. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (i) sales; (ii) revenues; (iii) assets; (iv) expenses; (v) market penetration or expansion; (vi) earnings from operations; (vii) earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization, incentives, service fees or extraordinary or special items, whether or not on a continuing operations or an aggregate or per share basis; (viii) net income or net income per common share (basic or diluted); (ix) return on equity, investment, capital or assets; (x) one or more operating ratios; (xi) borrowing levels, leverage ratios or credit rating; (xii) market share; (xiii) capital expenditures; (xiv) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (xv) stock price, dividends or total stockholder return; (xvi) development of new technologies or products; (xvii) sales of particular products or services; (xviii) economic value created or added; (xix) operating margin or profit margin; (xx) customer acquisition or retention; (xxi) raising or refinancing of capital; (xxii) successful hiring of key individuals; (xxiii) resolution of significant litigation; (xxiv) acquisitions and divestitures (in whole or in part); (xxv) joint ventures and strategic alliances; (xxvi) spin-offs, split-ups and the like; (xxvii) reorganizations; (xxviii) recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; (xxix) or strategic business criteria, consisting of one or more objectives based on the following goals: achievement of timely development, design management or enrollment, meeting specified market penetration or value added, payor acceptance, patient adherence, peer reviewed publications, issuance of new patents, establishment of or securing of licenses to intellectual property, product development or introduction (including, without limitation, any clinical trial accomplishments, regulatory or other filings, approvals or milestones, discovery of novel products, maintenance of multiple products in pipeline, product launch or other product development milestones), geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third-party collaborations), manufacturing or process development, legal compliance or risk reduction, patent application or issuance goals, or goals relating to acquisitions, divestitures or other business combinations (in whole or in part), joint ventures or strategic alliances; and (xxx) other measures of performance selected by the board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Our board of directors is authorized at any time in its sole discretion, to adjust or modify the calculation of a performance goal for such performance period in order to prevent the dilution or enlargement of the rights of participants, (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting us, or our financial statements in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (iii) in view of the board of director’s assessment of our business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the board of directors is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (a) to exclude the dilutive effects of acquisitions or joint ventures; (b) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; and (c) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends. In addition, the board of directors is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (v) to exclude the effects to any statutory adjustments to corporate tax rates; and (vi) to make other appropriate adjustments selected by the board of directors.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2019 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2019 Plan provides that in the event of certain specified significant corporate transactions (or a change in control, as defined below), unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; or

•

make a payment equal to the excess, if any, of (i) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (ii) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

Under the 2019 Plan, a corporate transaction is generally the consummation of: (i) a sale of all or substantially all of our assets, (ii) the sale or disposition of more than 50% of our outstanding securities, (iii) a merger or consolidation where we do not survive the transaction, or (iv) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. In the event of a change in control, the plan administrator may take any of the above-mentioned actions. Awards granted under the 2019 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the 2019 Plan, a change in control is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (iii) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, (iv) a complete dissolution or liquidation of the company or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 Plan. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2017 Plan

Our board of directors and our stockholders approved our 2017 Plan in March 2017, and it was most recently amended by our board of directors and stockholders in August 2018. As of September 30, 2018, there were 644,859 shares of our common stock remaining available for the future grant of stock awards under our 2017 Plan. As of September 30, 2018, there were outstanding stock options covering a total of 9,559,976 shares of our common stock that were granted under our 2017 Plan.

Stock Awards. Our 2017 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates. We have granted stock options under the 2017 Plan.

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2017 Plan will not exceed 10,204,835 shares. The maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under our 2017 Plan is 30,614,505 shares.

Shares subject to stock awards granted under our 2017 Plan that expire or terminate without being exercised in full or that are settled in cash rather than in shares do not reduce the number of shares available for issuance under our 2017 Plan. Additionally, if any shares issued pursuant to a stock award are forfeited back to or repurchased because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2017 Plan. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2017 Plan and is referred to as the “plan administrator” herein. The plan administrator may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under our 2017 Plan, the plan administrator has the authority to determine award recipients, dates of grant, the numbers, cash value and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award.

Under the 2017 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding award; (ii) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2017 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of our common stock previously owned by the optionholder, (iv) a net exercise of the option if it is an NSO, (v) a deferred payment arrangement or (vi) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit awards may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2017 Plan, (ii) the class and maximum number of shares that may be issued on the exercise of ISOs and (iii) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2017 Plan provides that in the event of certain specified significant corporate transactions, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment (including no consideration); and

•

make a payment equal to the excess, if any, of (i) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (ii) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2017 Plan, a corporate transaction is generally the consummation of: (i) a sale or other disposition of all or substantially all of our assets, (ii) the sale or disposition of more than 50% of our outstanding securities, (iii) a merger or consolidation where we do not survive the transaction, or (iv) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Under the 2017 Plan, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the stock award agreement for such stock award or as may be provided in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will occur. Under the 2017 Plan, a change in control is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, or (iii) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2017 Plan, provided that such action does not impair (or with respect to amendments, materially impair) the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2017 Plan will automatically terminate on March 23, 2027. No stock awards may be granted under our 2017 Plan while it is suspended or after it is terminated.

ESPP

Our board of directors adopted, and our stockholders approved, our ESPP in                 . The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve. Following this offering, the ESPP authorizes the issuance of                  shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 201     (assuming the ESPP becomes effective in 201    ) through January 1, 202    , by the lesser of (i)     % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase and (ii)                  shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than          months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to     % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week, (ii) being customarily employed for more than five months per calendar year or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under the ESPP, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (i) a sale of all or substantially all of our assets, (ii) the sale or disposition of more than 50% of our outstanding securities, (iii) a merger or consolidation where we do not survive the transaction and (iv) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Non-Employee Director Compensation

Historically, we have not paid cash compensation to any of our non-employee directors for service on our board of directors. However, in June 2017, we granted Dr. Robert Zerbe an option to purchase 90,000 shares of our common stock, at an exercise price of $0.17 per share. Dr. Zerbe’s June 2017 option is subject to a four-year vesting schedule, with 25% having vested as of March 24, 2018 and the balance vesting monthly over the remaining 36 months, subject to his continued service with us. Further, in January 2018, our compensation committee approved an annual $30,000 cash retainer to each of Dr. Dennis Fenton and Dr. Zerbe, and granted to each of Dr. Fenton and Dr. Zerbe options to purchase 275,000 and 100,000 shares of common stock, respectively, at an exercise price of $0.17 per share. Dr. Fenton’s and Dr. Zerbe’s respective January 2018 options are subject to a four-year vesting schedule, with 25% vesting as of January 2, 2019 and the balance vesting monthly over the remaining 36 months, subject to their continued service with us. Dr. Fenton’s and Dr. Zerbe’s January 2018 options, pursuant to their service agreements with us, provide for full acceleration upon our change in control. In addition, in August 2018, we granted to each of Dr. Fenton and Dr. Zerbe options to purchase 23,289 and 16,090 shares of our common stock, respectively, each at an exercise price of $0.31 per share. Dr. Fenton’s and Dr. Zerbe’s respective August 2018 options are subject to a four-year vesting schedule, with 25% vesting as of August 24, 2019 and the balance vesting monthly over the remaining 36 months, subject to their continued service with us.

We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2017 to each of our non-employee directors.

Director Compensation Table

NAME	OPTION AWARDS ($)(1)(2)	TOTAL ($)
Daniel Estes, Ph.D.	—	—
Dennis Fenton, Ph.D.	—	—
Michael Jandernoa	—	—
Nilesh Kumar, Ph.D.	—	—
David Van Andel	—	—
Robert Zerbe, M.D.	11,702	11,702

(1)	The amounts reported reflect the aggregate grant date fair value of each equity award granted to our non-employee directors during the fiscal year ended December 31, 2017, as computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Note 5 to our financial statements for the fiscal year ended December 31, 2017. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not reflect the actual economic value that may be realized by our non-employee directors upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.
(2)	As of December 31, 2017, the aggregate number of shares outstanding under all options to purchase our common stock held by our non-employee directors were: Dr. Zerbe, 90,000. None of our other non-employee directors held outstanding options as of December 31, 2017. None of our non-employee directors held unvested stock awards (other than options) as of December 31, 2017.

Non-employee Director Compensation Policy

Our board of directors adopted a new compensation policy in                that will become effective upon the execution and delivery of the underwriting agreement for this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $ ;

•	an additional cash retainer of $ to the chairman of the board of directors;

•	an additional cash retainer of $ to the lead independent director of the board of directors;

•	an additional annual cash retainer of $ , $ and $ for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional annual cash retainer of $ , $ and $ for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an initial option grant to purchase            shares of our common stock for each non-employee director who first joins our board of directors, on the date of commencement of service on the board, vesting over a three year period following the grant date; and

•

an annual option grant to purchase            shares of our common stock for each non-employee director serving on the board of directors on the date of our annual stockholder meeting, vesting one year following the grant date.

Each of the option grants described above will vest and become exercisable subject to the director’s continuous service to us, provided that each option will vest in full upon a change in control (as defined under our 2019 Plan). The term of each option will be 10 years, subject to earlier termination as provided in the 2019 Plan, except that the post-termination exercise period will be for 12 months from the date of termination, if such termination is other than for death, disability or cause. The options will be granted under our 2019 Plan, the terms of which are described in more detail above under “—Equity Benefit Plans—2019 Plan.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since November 18, 2015, our inception as a Delaware limited liability company, to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive And Director Compensation.”

Limited Liability Company

Formation

In November 2015, we formed as Octeta Therapeutics, LLC, a Delaware limited liability company, and pursuant to our operating agreement, issued and sold 1,000 membership units to Metabolic Solutions Development Company, LLC, or MSDC. We also appointed MSDC as our manager. MSDC holds more than 5% of our capital stock and David Van Andel, Michael Jandernoa and Robert Zerbe, members of our board of directors, serve on the board of managers of MSDC but are not deemed to have any beneficial ownership of the shares held by MSDC.

Contribution and Assignment Agreement

In May 2016 and in connection with our Series A preferred unit financing described below, we entered into a contribution and assignment agreement with MSDC pursuant to which we acquired all right, title and interest to the MSDC-0602 compound, including the salt form MSDC-0602K, in exchange for 18,300,000 of our common units and payment of $1.7 million in cash to MSDC. Concurrently with the contribution and assignment to us of MSDC-0602, we entered into an exclusive license agreement with MSDC pursuant to which we licensed back to MSDC certain of the patent rights we acquired under the contribution and assignment agreement that relate to the MSDC-0160 compound, which license is worldwide and exclusive even as to us. We also entered into a master services agreement with MSDC in connection with the contribution and assignment agreement in order to facilitate the assignment of MSDC-0602, whereby MSDC provided us certain preclinical, clinical and administrative services for the development of MSDC-0602. We paid an aggregate of $0.8 million to MSDC under this master services agreement, which terminated in March 2017 in connection with our conversion into a Delaware corporation, described below.

MSDC holds more than 5% of our capital stock and David Van Andel, Michael Jandernoa and Robert Zerbe, members of our board of directors, serve on the board of managers of MSDC.

PARTICIPANTS	COMMON UNITS	CASH PAYMENT		CONSIDERATION
Greater than 5% Stockholder
Metabolic Solutions Development Company, LLC(1)	18,300,000	$1,700,000	(2)	MSDC-0602	(3)(4)

(1)	Mssrs. Jandernoa and Van Andel and Dr. Zerbe, members of our board of directors, are members of the board of managers of MSDC, but are not deemed to have any beneficial ownership of the shares held by MSDC.
(2)	Excludes aggregate payments of $0.8 million made by us to MSDC pursuant to a master services agreement entered into in connection with the contribution and assignment agreement.
(3)	Includes all of MSDC’s rights, title and interests in and to the MSDC-0602 compound, all intellectual property and other rights relating thereto which MSDC contributed and assigned to us.
(4)	Excludes certain rights in and to the MSDC-0610 compound, intellectual property and other rights relating thereto which we licensed to MSDC.

Series A Preferred Unit Financing

In May 2016 and in connection with the contribution and assignment agreement described above, we entered into a Series A preferred unit purchase agreement with various investors, and in December 2016 a joinder agreement with certain additional investors, pursuant to which we issued and sold to all such investors an aggregate of 17,069,451 Series A preferred units at a purchase price of $1.00 per unit, and received gross proceeds of approximately $17.1 million.

The participants in the Series A preferred unit financing included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of preferred units issued to these related parties in the Series A preferred unit financing:

PARTICIPANTS	SERIES A PREFERRED UNITS(1)	CONSIDERATION
Greater than 5% Stockholders
Entities affiliated with Hopen(2)	4,500,000	$4,500,000
William D. Johnston Trust	6,500,000	$6,500,000

(1)	Units converted into shares of our Series A Preferred Stock in connection with the conversion described below.
(2)	Consists of (i) 3,000,000 Series A preferred units purchased by Hopen 44, LLC, or Hopen 44, and (ii) 1,500,000 Series A preferred units purchased by Hopen Life Science Fund II, LP, or Hopen Life Science. The board of managers of Hopen 44 consists of Mssrs. Jandernoa and Van Andel who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen 44. The sole general partner of Hopen Life Science is Hopen LS GP II, LLC, or Hopen LS GP, and the sole member of Hopen LS GP is Hopen LS Management, LLC, or Hopen LS Management. Mssrs. Jandernoa and Van Andel are managing directors of Hopen LS Management who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen Life Science. Mssrs. Jandernoa and Van Andel disclaim beneficial ownership of all of the shares held by Hopen 44 and Hopen Life Science, respectively, except to the extent of their respective and proportionate pecuniary interests therein.

Corporation

Conversion

In March 2017, we converted from a Delaware limited liability company into a Delaware corporation and changed our name to Cirius Therapeutics, Inc. Each common unit converted into one share of our common stock and each Series A preferred unit converted into one share of our Series A-1 convertible preferred stock. In connection with the conversion, we terminated our master services agreement with MSDC and amended our license agreement with MSDC to restate the list of patents subject thereto.

Series A-2 Convertible Preferred Stock

In March 2017 and in connection with our conversion from a Delaware limited liability company into a Delaware corporation, we entered into a Series A-2 preferred stock purchase agreement with various investors, pursuant to which, at the initial closing in March 2017 and second tranche closing in April 2018, we issued and sold to participating investors an aggregate of 33,495,129 shares of our Series A-2 convertible preferred stock at a purchase price of $1.03 per share, and received gross proceeds of approximately $35.0 million.

The participants in the Series A-2 convertible preferred stock financing included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series A-2 convertible preferred stock issued to these related parties in the Series A-2 convertible preferred stock financing:

PARTICIPANTS	SERIES A-2 CONVERTIBLE PREFERRED STOCK	CONSIDERATION
Greater than 5% Stockholders
Entities affiliated with Adams Street(1)	5,461,164	$5,624,999
Entities affiliated with Hopen(2)	1,315,778	$1,355,251
Frazier Life Sciences VIII, LP(3)	12,766,990	$13,150,000
Novo Holdings A/S(4)	12,257,280	$12,624,998

(1)	Consists of (i) 932,572 shares of Series A-2 convertible preferred stock purchased by Adams Street 2014 Direct Fund, L.P., or AS 2014, (ii) 715,854 shares of Series A-2 convertible preferred stock purchased by Adams Street 2015 Direct Venture/Growth Fund LP, or AS 2015, (iii) 694,391 shares of Series A-2 convertible preferred stock purchased by Adams Street 2016 Direct Venture/Growth Fund LP, or AS 2016, (iv) 623,669 shares of Series A-2 convertible preferred stock purchased by Adams Street 2017 Direct Venture/Growth Fund LP, or AS 2017, and (v) 2,494,678 shares of Series A-2 convertible preferred stock purchased by Adams Street Venture/Growth Fund VI LP, or AS VG VI.
(2)	Consists of (i) 344,906 shares of Series A-2 convertible preferred stock purchased by Hopen 44, and (ii) 970,872 shares of Series A-2 convertible preferred stock purchased by Hopen Life Science. The board of managers of Hopen 44 consists of Mssrs. Jandernoa and Van Andel who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen 44. The sole general partner of Hopen Life Science is Hopen LS GP, and the sole member of Hopen LS GP is Hopen LS Management. Mssrs. Jandernoa and Van Andel are managing directors of Hopen LS Management who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen Life Science. Mssrs. Jandernoa and Van Andel disclaim beneficial ownership of all of the shares held by Hopen 44 and Hopen Life Science, respectively, except to the extent of their respective and proportionate pecuniary interests therein.
(3)	Dr. Estes is a partner at Frazier Healthcare Partners, but is not deemed to have any beneficial ownership in the shares held by Frazier Life Sciences VIII, LP, or FLS LP.
(4)	Dr. Kumar is employed as a partner at Novo Ventures (US), Inc., which provides certain consulting services to Novo, and is not deemed to be a beneficial owner of, nor have a pecuniary interest in, any of the shares held by Novo.

Series A-2 Convertible Preferred Stock Extension

In August 2018, we entered into an amended and restated Series A-2/A-3 preferred stock purchase agreement with various investors, pursuant to which we amended and restated our Series A-2 preferred stock purchase agreement to provide for an extension of our Series A-2 preferred stock financing, facilitate closing of the opportunity tranche closing originally set forth in the Series A-2 preferred stock purchase agreement and provide for the sale of Series A-3 convertible preferred stock which we expect to sell and issue in November 2018. Pursuant to the amended and restated Series A-2/A-3 preferred stock purchase agreement in August 2018, we issued and sold to participating investors an aggregate of 9,708,739 shares of our Series A-2 convertible preferred stock at a purchase price of $1.03 per share, and received gross proceeds of approximately $10 million, which we refer to as the Series A-2 convertible preferred stock extension.

The participants in the Series A-2 convertible preferred stock extension included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series A-2 convertible preferred stock issued to these related parties in the Series A-2 convertible preferred stock extension:

PARTICIPANTS	SERIES A-2 CONVERTIBLE PREFERRED STOCK	CONSIDERATION
Greater than 5% stockholders
Entities affiliated with Adams Street(1)	1,369,200	$1,410,276
Entities affiliated with Hopen(2)	1,221,606	$1,258,254
Frazier Life Sciences VIII, LP(3)	3,200,886	$3,296,913
Novo Holdings A/S(4)	3,073,094	$3,165,287

(1)	Consists of (i) 233,810 shares of Series A-2 convertible preferred stock purchased by AS 2014, (ii) 179,476 shares of Series A-2 convertible preferred stock purchased by AS 2015, (iii) 174,094 shares of Series A-2 convertible preferred stock purchased by AS 2016, (iv) 156,364 shares of Series A-2 convertible preferred stock purchased by AS 2017, and (v) 625,456 shares of Series A-2 convertible preferred stock purchased by Adams VG VI.
(2)	Consists of (i) 506,531 shares of Series A-2 convertible preferred stock purchased by Hopen 44 and (ii) 715,075 shares of Series A-2 convertible preferred stock purchased by Hopen Life Science. The board of managers of Hopen 44 consists of Mssrs. Jandernoa and Van Andel who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen 44. The sole general partner of Hopen Life Science is Hopen LS GP, and the sole member of Hopen LS GP is Hopen LS Management. Mssrs. Jandernoa and Van Andel are managing directors of Hopen LS Management who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen Life Science. Mssrs. Jandernoa and Van Andel disclaim beneficial ownership of all of the shares held by Hopen 44 and Hopen Life Science, respectively, except to the extent of their respective and proportionate pecuniary interests therein.
(3)	Dr. Estes is a partner at Frazier Healthcare Partners, but is not deemed to have any beneficial ownership in the shares held by FLS LP.
(4)	Dr. Kumar is employed as a partner at Novo Ventures (US), Inc., which provides certain consulting services to Novo, and is not deemed to be a beneficial owner of, nor have a pecuniary interest in, any of the shares held by Novo.

Investor Agreements

In connection with our Series A-2 convertible preferred stock extension, we entered into an amended and restated investor rights agreement, amended and restated voting agreement and amended and restated right of first refusal and co-sale agreement containing voting rights, information rights, rights of first refusal and co-sale and registration rights, among other things, with certain of our stockholders. These rights will terminate upon the closing of this offering, except for the registration rights as more fully described below in “Description of Capital Stock—Stockholder Registration Rights.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in “Management—Limitation of Liability and Indemnification.”

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than five percent of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before Offering” is based on 78,573,319 shares of common stock outstanding as of September 30, 2018, assuming conversion of all outstanding shares of our convertible preferred stock into 60,273,319 shares of common stock, which will occur in connection with the completion of this offering. The following table does not reflect any potential purchases pursuant to the directed share program or otherwise in this offering, which purchases, if any, will increase the percentage of shares owned after the offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before November 29, 2018, which is 60 days after September 30, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Cirius Therapeutics, Inc., 12651 High Bluff Drive, Suite 150, San Diego, CA 92130.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING
5% or Greater Stockholders
Metabolic Solutions Development Company, LLC	18,300,000	23.3%
Frazier Life Sciences VIII, LP(1)	15,967,876	20.3%
Novo Holdings A/S(2)	15,330,374	19.5%
Entities affiliated with Hopen(3)	7,037,384	9.0%
Entities affiliated with Adams Street(4)	6,830,364	8.7%
William D. Johnston Trust(5)	6,500,000	8.3%
Directors and Named Executive Officers
Robert Baltera, Jr.(6)	1,630,316	2.0%
Howard Dittrich, M.D.(7)	733,641	*
Brian Farmer(8)	407,578	*
Daniel Estes, Ph.D.(9)	—	—
Dennis Fenton, Ph.D.	—	—
Michael Jandernoa(10)	—	—
Nilesh Kumar, Ph.D.(11)	—	—
David Van Andel(12)	—	—
Robert Zerbe, M.D.(13)	37,500	*
All current executive officers and directors as a group (9 persons)(14)	2,809,035	3.5%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 15,967,876 shares of common stock issuable upon conversion of preferred stock held by Frazier Life Sciences VIII, LP, or FLS LP. The general partner of FLS LP is FHM Life Sciences VIII, LP, or FHM LP. The general partner of FHM LP is FHM Life Sciences VIII, LLC. James Topper and Patrick Heron are the sole managing members of FHM Life Sciences VIII, LLC and share voting and investment power with respect to such shares held by FLS LP. Dr. Topper and Mr. Heron disclaim beneficial ownership of such shares except to the extent of their pecuniary interest in such shares, and this registration statement shall not be deemed an admission that they are the beneficial owners of such shares. The principal business address of FLS LP is Two Union Square, 601 Union Street, Suite 3200, Seattle, WA 98101.
(2)	Consists of 15,330,374 shares of common stock issuable upon conversion of preferred stock held by Novo Holdings A/S, or Novo. The board of directors of Novo consists of Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sørensen, Jean-Luc Butel, Viviane Monges and Francis Cuss, who share investment and voting control with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo board of directors. No individual member of the Novo board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. The principal business address of Novo is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.
(3)	Consists of (i) 3,851,437 shares of common stock issuable upon conversion of preferred stock held by Hopen 44, LLC, or Hopen 44, and (ii) 3,185,947 shares of common stock issuable upon conversion of preferred stock held by Hopen Life Science Fund II, LP, or Hopen Life Science. The board of managers of Hopen 44 consists of Michael Jandernoa and David Van Andel who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen 44. The sole general partner of Hopen Life Science is Hopen LS GP II, LLC, or Hopen LS GP, and the sole member of Hopen LS GP is Hopen LS Management, LLC, or Hopen LS Management. The managing directors of Hopen LS Management are Michael Jandernoa, David Van Andel, Mark Olesnavage, Jerry Callahan and Michael Fulton, who may be deemed to hold shared voting and investment power with respect to the shares held by Hopen Life Science. Michael Jandernoa, David Van Andel, Mark Olesnavage, Jerry Callahan and Michael Fulton disclaim beneficial ownership of all of the shares held by Hopen 44 and Hopen Life Science, respectively, except to the extent of their respective and proportionate pecuniary interests therein. The address of Hopen 44 and Hopen Life Science is 171 Monroe Ave NW, Suite 410, Grand Rapids, MI 49503.
(4)

Consists of (i) 1,166,382 shares of common stock issuable upon conversion of preferred stock held by Adams Street 2014 Direct Fund, LP., or AS 2014, (ii) 895,330 shares of common stock issuable upon conversion of preferred stock held by Adams Street 2015 Direct Venture/Growth Fund LP, or AS 2015, (iii) 868,485 shares of common stock issuable upon conversion of preferred stock held by Adams Street 2016 Direct Venture/Growth Fund LP, or AS 2016, (iv) 780,033 shares of common stock issuable upon conversion of preferred stock held by Adams Street 2017 Direct Venture/Growth Fund LP, or AS 2017, and (v) 3,120,134 shares of common stock issuable upon conversion of preferred stock held by Adams Street Venture/Growth Fund VI LP, or AS VG VI. The shares owned by each of AS 2014, AS 2015, AS 2016, AS 2017 and AS VG VI may be deemed to be beneficially owned by Adams Street Partners,

LLC, the managing member of the general partner of the general partner of each of AS 2014, AS 2015, AS 2016, AS 2017 and AS VG VI. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin Murray, Fred Wang and Michael R. Zappert, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin Murray, Fred Wang and Michael R. Zappert disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of AS 2014, AS 2015, AS 2016, AS 2017 and AS VG VI is One North Wacker Drive, Suite 2200, Chicago, IL 60606-2823.
(5)	Consists of 6,500,000 shares of common stock issuable upon conversion of preferred stock held by the William D. Johnston Trust, or the Johnston Trust. William D. Johnston is the sole trustee of the Johnston Trust and may be deemed to have sole voting and investment power with respect to the shares held by the Johnston Trust. Mr. Johnston disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of the Johnston Trust is 211 S. Rose Street, Kalamazoo, MI 49007.
(6)	Consists of 1,630,316 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of September 30, 2018.
(7)	Consists of 733,641 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of September 30, 2018.
(8)	Consists of 407,578 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of September 30, 2018.
(9)	Dr. Estes is a partner at Frazier Healthcare Partners, but is not deemed to have any beneficial ownership in the shares held by FLS LP.
(10)	Mr. Jandernoa is a member of the board of managers of Hopen 44 and a managing director of Hopen LS Management, but is not deemed to have any beneficial ownership of the shares held by Hopen 44 or Hopen Life Science. Mr. Jandernoa is also a member of the board of managers of Metabolic Solutions Development Company, LLC, or MSDC, but is not deemed to have beneficial ownership of the shares held by MSDC.
(11)	Dr. Kumar is employed as a partner at Novo Ventures (US), Inc., which provides certain consulting services to Novo, and is not deemed to be a beneficial owner of, nor have a pecuniary interest in, any of the shares held by Novo.
(12)	Mr. Van Andel is a member of the board of managers of Hopen 44 and a managing director of Hopen LS Management, but is not deemed to have any beneficial ownership of the shares held by Hopen 44 or Hopen Life Science. Mr. Van Andel is also a member of the board of managers of MSDC but is not deemed to have beneficial ownership of the shares held by MSDC.
(13)	Consists of 37,500 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of September 30, 2018. Dr. Zerbe is a member of the board of managers of MSDC but is not deemed to have beneficial ownership of the shares held by MSDC.
(14)	Consists of the shares described in Notes (6) through (13) above.

DESCRIPTION OF CAPITAL STOCK

Upon filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock upon the completion of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of September 30, 2018, there were 18,300,000 shares of common stock issued and outstanding held of record by one stockholder. This amount excludes our outstanding shares of convertible preferred stock as of September 30, 2018, which will convert into 60,273,319 shares of common stock in connection with the completion of this offering. Based on the number of shares of common stock outstanding as of September 30, 2018, and assuming (1) the conversion of all outstanding shares of our convertible preferred stock and (2) the issuance by us of            shares of common stock in this offering, there will be            shares of common stock outstanding upon the completion of this offering.

As of September 30, 2018, there were 9,559,976 shares of common stock subject to outstanding options under our equity incentive plan.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible Preferred Stock

As of September 30, 2018, there were 60,273,319 shares of convertible preferred stock outstanding, held of record by 32 stockholders. In connection with the completion of this offering, the shares of convertible preferred stock outstanding as of September 30, 2018 will be converted into 60,273,319 shares of our common stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to            shares of convertible preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrant

As of September 30, 2018, 145,631 shares of Series A-2 convertible preferred stock were issuable upon the exercise of an outstanding warrant, with an additional 97,088 shares of Series A-2 convertible preferred stock issuable under the warrant upon certain funding conditions set forth in our Loan and Security Agreement, dated March 6, 2018, by and between us and Pacific Western Bank, to whom we issued the warrant. The warrant provides for the adjustment of the number of shares issuable upon the exercise thereof in the event of stock splits, recapitalizations, reclassifications and consolidations. The exercise price of the warrant is $1.03 per share.

Stockholder Registration Rights

After the closing of this offering, certain holders of shares of our common stock, including substantially all of the current preferred stockholders, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the amended and restated investor rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We are required to pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire (i) three years after the effective date of the registration statement, of which this prospectus forms a part, (ii) with respect to any particular holder, at such time as such holder holds less than 1% of our outstanding common stock (treating all shares of preferred stock on an as converted basis), (iii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period or (iv) upon termination of the amended and restated investor rights agreement.

Demand Registration Rights

At any time beginning on the earlier of (i) August 23, 2021 and (ii) six months after the public offering date set forth on the cover page of this prospectus, the holders of the registrable securities will be entitled to certain demand registration rights. Subject to the terms of the lockup agreements described under “Underwriters”, the holders of at least a majority of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions, including that the registration must cover at least a majority of the registrable securities then held by them, or a lesser percentage if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10,000,000.

Piggyback Registration Rights

If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate price to the public equals or exceeds $1,000,000.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to                shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least                % of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

In addition, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws, and (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. By agreeing to this provision, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least                 % of our then-outstanding common stock.

Nasdaq Global Select Market Listing

We have applied to list shares of our common stock on The Nasdaq Global Select Market under the symbol “CSTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2018, upon the completion of this offering and assuming (i) the 1-for-            reverse stock split of all outstanding shares of our capital stock, (ii) the conversion of all of our outstanding shares of convertible preferred stock (iii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iv) no exercise of outstanding options, an aggregate of            shares of common stock will be outstanding. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the completion of this offering;

•	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this offering; and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of September 30, 2018, options to purchase a total of 9,559,976 shares of common stock were outstanding, of which 3,110,290 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements

We, along with our directors, executive officers and all of our other stockholders and optionholders, have agreed that for a period of 180 days, after the date of this prospectus, except with the prior written consent of Citigroup and Credit Suisse and subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or them, or any affiliate of ours or theirs, or any person in privity with us or them or any affiliate of ours or theirs), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction. Citigroup and Credit Suisse have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of                shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2017 Plan, the 2019 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address any state, local or non-U.S. tax consequences or U.S. federal tax consequences other than income taxes (such as U.S. federal estate or gift tax consequences). Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, broker-dealers and traders in securities, commodities or currencies, government organizations, certain former citizens or long-term residents of the U.S., “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” integrated investment or other risk reduction strategy, holders deemed to sell our common stock under the constructive sale provisions of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders who are subject to the alternative minimum tax or the federal Medicare contribution tax on net investment income, persons who have a functional currency other than the U.S. dollar, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, published administrative pronouncements, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice for any Non-U.S. Holders under their particular circumstances. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences. In addition, significant changes in U.S. federal income tax laws were recently enacted. You should also consult with your tax advisor with respect to such changes in U.S. tax law as well as potential conforming changes in state tax laws.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships and their partners, or other entities that are treated as partnerships for U.S. federal income tax purposes and their equity holders (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions on Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, distributions, if any, made on our common stock to a Non-U.S. Holder generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, U.S. Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide such certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit if any excess amount is withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, certifying that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates applicable to U.S. residents, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally should not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (ii) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in clause (i) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in clause (i) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in clause (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to clause (iii) above, in general, we would be a USRPHC if interests in U.S. real property constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (a) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (1) the five-year period preceding the disposition or (2) the holder’s holding period and (b) our common stock is regularly traded on an established securities market within the meaning of applicable U.S. Treasury regulations. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition of our common stock is taxable because we are a USRPHC and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock (even if payments are not subject to withholding) including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN (in the case of individuals), IRS Form W-8BEN-E (in the case of entities) or IRS Form W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected within the United States or through certain U.S.-related brokers, unless the holder provides a properly executed IRS Form W-8BEN (in the case of individuals), IRS Form W-8BEN-E (in the case of entities) or IRS Form W-8ECI, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% will also apply to dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our common stock.

The withholding provisions described above generally apply to payments of dividends, and will apply to payments of gross proceeds from a sale or other disposition of common stock after December 31, 2018.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Needham & Company, LLC
Wedbush Securities Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and substantially all of our other stockholders and optionholders have agreed that, subject to specified exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Credit Suisse, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup and Credit Suisse in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to     % of the shares for sale at the initial public offering price to persons who are directors, officers and certain other parties associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and certain other persons associated with us who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup and Credit Suisse, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and certain other parties associated with us purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup and Credit Suisse in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on The Nasdaq Global Select Market under the symbol “CSTX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Cirius Therapeutics
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions payable by us, will be $                . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

EXPERTS

The financial statements as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 12651 High Bluff Drive, Suite 150, San Diego, CA 92130 or telephoning us at (858) 333-6274.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.ciriustx.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Cirius Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Cirius Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cirius Therapeutics, Inc. (formerly Octeta Therapeutics, LLC) (the “Company”) as of December 31, 2016 and 2017, the related statements of operations and comprehensive loss, convertible preferred stock/units and stockholders’/members’ deficit, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Diego, California

October 10, 2018

We have served as the Company’s auditor since 2017.

Cirius Therapeutics, Inc.

Balance Sheets

(in thousands, except share/unit and par value data)

	December 31,		September 30, 2018		Pro Forma September 30, 2018
	2016	2017
Assets			(unaudited	)	(unaudited	)
Current assets:
Cash and cash equivalents	$11,766	$24,016	$22,271
Prepaid expenses and other current assets	41	289	402

Total current assets	11,807	24,305	22,673
Property and equipment, net	-	685	508
Other assets	-	868	1,610

Total assets	$11,807	$25,858	$24,791

Liabilities, Convertible Preferred Stock/Units and Stockholders’/Members’ Deficit

Current liabilities:
Accounts payable	$189	$1,604	$1,944
Accrued expenses	1,139	1,857	1,833
Preferred stock warrant liability	-	-	183		$-

Total current liabilities	1,328	3,461	3,960
Deferred rent	-	6	10
Other long-term liabilities	-	26	202

Commitments and contingencies (Note 3)
Preferred units issued and outstanding – 17,069,451, 0 and 0 at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively	16,867	-	-
Convertible preferred stock, $0.001 par value; authorized shares – 0, 56,389,839 and 64,250,168 at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; issued and outstanding shares – 0, 46,195,661 and 60,273,319 at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; liquidation preference – $0, $47,069 and $61,569 at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; no shares issued and outstanding, pro forma (unaudited)	-	46,626	61,032		-
Stockholders’/members’ deficit:
Common units issued and outstanding –18,300,000, 0 and 0 at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively	-	-	-
Common stock, $0.001 par value; authorized shares – 0, 84,874,817 and 95,130,845 at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; issued and outstanding shares – 0, 18,300,000 and 18,300,000 at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; 78,573,319 shares issued and outstanding, pro forma (unaudited)	-	18	18		79
Additional paid-in capital	-	181	388		61,542
Accumulated deficit	(6,388)	(24,460)	(40,819)		(40,819)

Total stockholders’/members’ deficit	(6,388)	(24,261)	(40,413)		$20,802

Total liabilities, convertible preferred stock/units and stockholders’/members’ deficit	$11,807	$25,858	$24,791

See accompanying notes.

Cirius Therapeutics, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share/unit and per share/unit data)

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Operating expenses:
Research and development	$4,227	$16,351	$10,623	$14,146
General and administrative	501	1,946	1,339	2,209

Total operating expenses	4,728	18,297	11,962	16,355

Loss from operations	(4,728)	(18,297)	(11,962)	(16,355)
Other income (expense):
Interest income	40	225	162	110
Interest expense	-	-	-	(61)
Change in fair value of warrant liability	-	-	-	(53)

Total other income (expense)	40	225	162	(4)

Net loss and comprehensive loss	(4,688)	(18,072)	(11,800)	(16,359)
Cumulative preferred return on preferred units	(863)	(303)	(303)	-

Net loss attributable to common stock/units	$(5,551)	$(18,375)	$(12,103)	$(16,359)

Net loss per share/unit, basic and diluted	$(0.30)	$(1.00)	$(0.66)	$(0.89)

Weighted average shares/units of common stock/units outstanding, basic and diluted	18,300,000	18,300,000	18,300,000	18,300,000

Pro forma net loss per share/unit, basic and diluted (unaudited)		$(0.31)		$(0.24)

Pro forma weighted average shares/units of common stock/units outstanding, basic and diluted (unaudited)		57,952,238		68,523,179

See accompanying notes.

Cirius Therapeutics, Inc.

Statements of Convertible Preferred Stock/Units and Stockholders’/Members’ Deficit

(in thousands, except share/unit data)

	Preferred Units		Convertible Preferred Stock		Common Units		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’/ Members’ Deficit
	Units	Amount	Shares	Amount	Units	Amount	Shares	Amount
Balance at January 1, 2016	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of common units and $1.7 million of cash in exchange for intellectual property rights from related party	-	-	-	-	18,300,000	-	-	-	-	(1,700)	(1,700)
Issuance of preferred units, net of issuance costs of $202	17,069,451	16,867	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(4,688)	(4,688)

Balance at December 31, 2016	17,069,451	16,867	-	-	18,300,000	-	-	-	-	(6,388)	(6,388)
Conversion from LLC to C Corporation	(17,069,451)	(16,867)	17,069,451	16,867	(18,300,000)	-	18,300,000	18	(18)	-	-
Issuance of Series A-2 convertible preferred stock, net of issuance costs of $241	-	-	29,126,210	29,759	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	199	-	199
Net loss	-	-	-	-	-	-	-	-	-	(18,072)	(18,072)

Balance at December 31, 2017	-	-	46,195,661	46,626	-	-	18,300,000	18	181	(24,460)	(24,261)
Issuance of Series A-2 convertible preferred stock, net of issuance costs of $5 (unaudited)	-	-	14,077,658	14,406	-	-	-	-	-	-	-
Stock-based compensation (unaudited)	-	-	-	-	-	-	-	-	207	-	207
Net loss (unaudited)	-	-	-	-	-	-	-	-	-	(16,359)	(16,359)

Balance at September 30, 2018 (unaudited)	-	$-	60,273,319	$61,032	-	$-	18,300,000	$18	$388	$(40,819)	$(40,413)

See accompanying notes.

Cirius Therapeutics, Inc.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities
Net loss	$(4,688)	$(18,072)	$(11,800)	$(16,359)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	-	80	20	184
Stock-based compensation	-	199	133	207
Change in fair value of preferred stock warrant liability	-	-	-	53
Noncash interest	-	-	-	61
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(41)	(1,116)	(1,418)	(116)
Accounts payable and accrued expenses	1,328	2,159	2,294	(136)
Deferred rent	-	6	4	4

Net cash used in operating activities	(3,401)	(16,744)	(10,767)	(16,102)
Cash flows from investing activities
Purchases of property and equipment	-	(765)	(362)	(7)
Cash paid for intellectual property rights from related party	(1,700)	-	-	-

Net cash used in investing activities	(1,700)	(765)	(362)	(7)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	16,867	29,759	29,759	14,406
Payment of initial public offering costs	-	-	-	(42)

Net cash provided by financing activities	16,867	29,759	29,759	14,364

Net increase (decrease) in cash	11,766	12,250	18,630	(1,745)
Cash and cash equivalents – beginning of period	-	11,766	11,766	24,016

Cash and cash equivalents – end of period	$11,766	$24,016	$30,396	$22,271

Supplemental disclosure of noncash investing and financing activities
Initial fair value of convertible preferred stock warrant issued in connection with loan and security agreement	$-	$-	$-	$130

Unpaid purchases of property and equipment	$-	$-	$112	$-

See accompanying notes.

Cirius Therapeutics, Inc.

Notes to Financial Statements

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Cirius Therapeutics, Inc. (the “Company”) is a clinical-stage pharmaceutical company based in San Diego, California. The Company is developing MSDC-0602K, a novel treatment for nonalcoholic steatohepatitis (“NASH”) with fibrosis which is currently being evaluated in a Phase 2b clinical trial.

Formation and LLC Conversion

The Company was formed in November 2015 as a Delaware limited liability company (“LLC”) named Octeta Therapeutics, LLC (“Octeta”), a wholly owned subsidiary of Metabolic Solutions Development Company, LLC (“MSDC”). Octeta was formed to advance the development of MSDC-0602K and did not commence substantive operations until May 2016 (see Note 4). In March 2017, Octeta converted from an LLC into a Delaware corporation pursuant to a statutory conversion (the “LLC Conversion”) and changed its name to Cirius Therapeutics, Inc. In connection with the LLC Conversion, all outstanding common units of the LLC converted into shares of common stock of the Company on a 1-for-1 basis and all preferred units of the LLC converted into Series A-1 convertible preferred stock of the Company on a 1-for-1 basis. Prior to the LLC Conversion, the preferred unit holders were entitled to a cumulative accruing 8% preferred return which totaled $0.9 million at December 31, 2016 and $1.2 million immediately prior to the LLC Conversion. Upon the LLC Conversion, the Series A-1 convertible preferred stockholders did not receive an equivalent right. The Company follows the fair value approach for assessing changes in terms of preferred stock. The Company determined the fair value of the preferred units was reduced by less than 10% as a result of their conversion to Series A-1 convertible preferred stock of the Company. Accordingly, the conversion of the preferred units into Series A-1 convertible preferred stock resulted in a modification and not an extinguishment. Since the modification resulted in a decrease in fair value, the historical carrying value of the preferred units converted into the carrying value of the Series A-1 convertible preferred stock without adjustment.

Liquidity and Capital Resources

From its inception through September 30, 2018, the Company had devoted substantially all its resources to organizational and staffing activities, business planning, raising capital, acquiring and developing MSDC-0602K and general and administrative support activities. The Company incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $40.8 million as of September 30, 2018. Since inception through September 30, 2018, the Company had funded operations primarily with the net proceeds from the issuance of preferred equity securities. The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval, if any. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

As of September 30, 2018, the Company had cash and cash equivalents of $22.3 million. The Company believes its existing cash and cash equivalents, when combined with the $10.0 million currently available under its March 2018 loan and security agreement (see Note 3), will be sufficient to fund its planned operations for a period of at least twelve months from the date of the issuance of these financial statements.

Use of Estimates

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the Company’s financial statements

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. Significant estimates consist of those used to determine the fair value of common stock and stock-based awards and accruals for research and development costs. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2018, the statements of operations and comprehensive loss and cash flows for the nine months ended September 30, 2017 and 2018 and the statement of convertible preferred stock/units and stockholders’/members’ deficit for the nine months ended September 30, 2018 and the related footnote disclosures are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2018 and its results of operations and cash flows for the nine months ended September 30, 2017 and 2018 in accordance with GAAP. The results for the nine months ended September 30, 2018 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of September 30, 2018 assumes the conversion of all outstanding shares of convertible preferred stock into 60,273,319 shares of the Company’s common stock and the related reclassification of the carrying value of the convertible preferred stock and the preferred stock warrant liability to stockholders’ equity (deficit) upon completion of the Company’s planned initial public offering (“IPO”). Shares of common stock issued in the IPO and any related net proceeds are excluded from the pro forma information.

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Financial liabilities that are measured at fair value on a recurring basis include the preferred stock warrant liability. Prior to March 2018, the Company had no financial liabilities recorded at fair value on a recurring basis.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented. The carrying amounts of the Company’s current assets and current liabilities, which are not measured at fair value on a recurring basis, are considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company has no financial assets that are measured at fair value on a recurring basis.

Liabilities measured at fair value on a recurring basis are as follows (in thousands):

		Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of September 30, 2018:
Preferred stock warrant liability	$183	$-	$-	$183

The preferred stock warrant liability is recorded at fair value utilizing the Black-Scholes option pricing model using significant unobservable inputs consistent with the inputs used for the Company’s stock-based compensation expense adjusted for the preferred stock warrant’s expected life and the fair value of the underlying preferred stock.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrant liability were as follows:

	March 6, 2018 (Issuance Date)	September 30, 2018
Fair value of underlying preferred stock	$1.03	$1.39
Risk-free interest rate	2.84%	3.00%
Expected volatility	92.0%	100.2%
Expected term (in years)	10.0	9.4
Expected dividend yield	-	-

The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

Preferred Stock Warrant Liability
Balance at December 31, 2017	$-
Issuance of preferred stock warrant liability	130
Increase in fair value of preferred stock warrant liability	53

Balance at September 30, 2018	$183

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash in readily available checking accounts and money market funds.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institution in which those deposits are held. Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

Property and Equipment

Property and equipment, which consist of research and development equipment and office equipment, are stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets (generally three to five years). Leasehold improvements are stated at cost and amortized on a straight-line basis over the lesser of the remaining lease term of the related lease or the estimated useful life of the leasehold improvements. Repairs and maintenance costs are charged to expense as incurred and expenditures that materially extend the useful lives of assets are capitalized.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. An impairment loss is recorded if and when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company has not recognized any impairment losses through September 30, 2018.

Research and Development Expense and Accruals

The Company’s research and development expenses consist primarily of salaries, payroll taxes, employee benefits, and stock-based compensation charges for those individuals involved in research and development efforts; as well as consulting expenses, third party research and development expenses, clinical materials and overhead, including facilities and depreciation costs. Research and development expenses are charged to expense as incurred.

The Company has entered into various research and development contracts with research institutions, clinical research organizations, clinical manufacturing organizations and other companies. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the accompanying balance sheets as prepaid or accrued expenses. The Company records accruals for estimated ongoing research and development costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the services, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

Nonmonetary Transactions

The Company’s accounting policy for the receipt of nonmonetary assets and assumption of liabilities that do not meet the definition of a business from entities under common control in exchange for the issuance of Company capital stock is to account for such transactions at carryover basis.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the Company’s facility lease. The difference between rent expense and amounts paid under the lease are recorded as deferred rent in the accompanying balance sheets.

Preferred Stock Warrant Liability

The Company has issued a freestanding warrant to purchase shares of its Series A-2 convertible preferred stock. Since the underlying Series A-2 convertible preferred stock is classified outside of permanent equity, this Series A-2 convertible preferred stock warrant is classified as a liability in the accompanying balance sheets. The Company adjusts the carrying value of such Series A-2 convertible preferred stock warrant to its estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as an increase or decrease to other income (expense) in the statements of operations and comprehensive loss. The preferred stock warrant liability will continue to be adjusted to fair value until such time as the Series A-2 convertible preferred stock warrant is no longer outstanding or the underlying securities are no longer redeemable outside the control of the Company, including following the completion of the IPO.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and recognizes forfeitures as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Net Income (Loss) Per Share/Unit

Basic net income (loss) per share/unit is calculated under the two-class method, with all earnings/losses (distributed and undistributed) allocated to each class of common stock/units and participating securities based on their respective rights to receive dividends and contractual obligation to participate in the net losses of the Company. Basic net income (loss) per share/unit is computed by dividing the net loss attributable to common stock/units by the weighted average number of shares of common stock/units outstanding during the period. Diluted net loss per share/unit is computed using the more dilutive of the treasury stock method, if-converted method or contingently issuable share method, as applicable, and the two-class method. Dilutive common stock equivalents are comprised of convertible preferred stock, preferred units, a preferred stock warrant and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding, as inclusion of the potentially dilutive securities would be antidilutive.

Potentially dilutive securities not included in the calculation of diluted net loss per share, because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	December 31,		September 30,
	2016	2017	2017	2018
Convertible preferred stock	-	46,195,661	46,195,661	60,273,319
Preferred units	17,069,451	-	-	-
Preferred stock warrant	-	-	-	145,631
Common stock options	-	8,364,964	8,324,964	9,559,976

Total	17,069,451	54,560,625	54,520,625	69,978,926

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the Company’s unaudited pro forma net loss per share (in thousands, except share/unit and per share/unit data):

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Numerator
Net loss and pro forma net loss	$(18,072)	$(16,359)

Denominator
Shares used to compute net loss per share/unit, basic and diluted
Weighted average common shares/units outstanding	18,300,000	18,300,000
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock/units	39,652,238	50,223,179

Shares used to compute pro forma net loss per share/unit, basic and diluted	57,952,238	68,523,179

Pro forma net loss per share/unit, basic and diluted	$(0.31)	$(0.24)

Recently Adopted Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718), which simplifies the accounting for nonemployee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The early adoption of this new guidance, effective January 1, 2018, had no material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new accounting standard requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than twelve months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. The new accounting standard must be adopted using the modified retrospective approach and is effective for public entities for annual reporting periods beginning after December 15, 2018, with early adoption permitted. Although the Company is in the process of evaluating the impact of adoption of the ASU on its financial statements, the Company currently believes the most significant changes will be related to the recognition of lease liabilities and right-of-use assets on the Company’s balance sheets for real estate operating leases.

In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02, including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. The Company is currently evaluating the impact this ASU will have on its implementation of ASU 2016-02.

2. Balance Sheet Details

Property and equipment consist of the following (in thousands):

	December 31, 2017	September 30, 2018
Research and development equipment	$620	$620
Office furniture and equipment	131	138
Leasehold improvements	14	14

	765	772
Less accumulated depreciation and amortization	(80)	(264)

	$685	$508

Long-term other assets consist of the following (in thousands):

	December 31, 2017	September 30, 2018
Research and development related deposits	$833	$905
Deferred offering costs	-	670
Other deposits	35	35

	$868	$1,610

Research and development related deposits consist primarily of clinical trial related deposits that are expected to be applied greater than twelve months from the respective balance sheet dates. Deferred offering costs consist of legal, accounting and other fees and costs directly attributable to the Company’s planned IPO. The deferred offering costs will be offset against the proceeds received upon the completion of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within the Company’s statements of operations and comprehensive loss.

Accrued expenses consist of the following (in thousands):

	December 31,		September 30, 2018
	2016	2017
Accrued compensation	$-	$476	$410
Accrued research and development	1,139	1,341	1,280
Other accrued expenses	-	40	143

	$1,139	$1,857	$1,833

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

3. Commitments and Contingencies

Loan and Security Agreement

In March 2018, the Company entered into a loan and security agreement (“Loan Agreement”) with Pacific Western Bank (“PWB”), pursuant to which PWB has agreed to lend the Company up to $10.0 million in term loans for general working capital purposes. No term loans are available to be borrowed under the Loan Agreement after March 31, 2020 (“Availability End Date”).

If drawn, the term loans will bear per annum variable interest at the greater of (i) 0.50% above PWB’s prime rate or (ii) 4.75%. Prior to the Availability End Date, the Company is required to make interest only payments on borrowings under the Loan Agreement. The term loans will be payable in 24 equal monthly payments of principal and interest. The Company may prepay the term loans at any time without penalty or premium.

Borrowings under the Loan Agreement are collateralized by substantially all of the Company’s assets, except for its intellectual property. Under the Loan Agreement, the Company has agreed to affirmative and negative covenants to which it will remain subject until maturity. These covenants include limitations on the Company’s ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses and the payment of dividends. There are no financial covenants associated with the Loan Agreement. Events of default under the Loan Agreement include failure to make payments when due, insolvency events, failure to comply with covenants and material adverse effects with respect to the Company.

In connection with Loan Agreement, the Company issued PWB a warrant to purchase 145,631 shares of the Company’s Series A-2 convertible preferred stock. The warrant will become exercisable for an additional 97,088 shares of Series A-2 convertible preferred stock upon the funding of term loans in excess of $5.0 million. The warrant is exercisable immediately for $1.03 per share and expires in March 2028. If the warrant has not been exercised prior to its expiration date, it will be deemed to automatically convert by “cashless” conversion. The initial fair value of the warrant as of the issuance date was estimated to be $130,000. The initial fair value of the warrant and the $35,000 of debt issuance costs incurred in connection with the Loan Agreement are being amortized to interest expense on a straight line basis through the Availability End Date. Until such time as the Company borrows funds under the Loan Agreement, the unamortized issuance costs will be presented as a component of prepaid and other current assets in the accompanying balance sheets.

Operating Leases

In April 2017, the Company entered into a non-cancelable operating lease for office space in San Diego, California. The lease expires in May 2021 and is subject to charges for common area maintenance and other costs. The Company has an option to extend the term of the lease for four years at fair market rent. In April 2017, the Company assumed a non-cancellable operating lease for office space in Kalamazoo, Michigan from MSDC. The lease expires in April 2019. Rent expense is recognized on a straight-line basis over the term of the related leases.

Rent expense was $0.1 million, $0.1 million and $0.2 million for the year ended December 31, 2017 and the nine months ended September 30, 2017 and 2018, respectively. No rent expense was incurred for the year ended December 31, 2016.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

Future minimum payments under non-cancelable operating leases are as follows (in thousands):

Years ending December 31;
2018	$222
2019	196
2020	187
2021	63

$668

Litigation

From time to time, the Company may be subject to various claims and suits arising in the ordinary course of business. The Company does not believe it is reasonably possible a material loss will be incurred in connection with these matters.

4. Related Party Transactions

On May 5, 2016, the Company and MSDC entered into a Contribution and Assignment Agreement (the “Contribution Agreement”) whereby MSDC transferred to the Company all its interests in the compound MSDC-0602, including the salt form MSDC-0602K (the “Contributed Assets”). As consideration, the Company issued MSDC 18,300,000 common units and paid MSDC cash of $1.7 million. Since all costs incurred in the development of MSDC-0602K were expensed as incurred, MSDC did not have any book basis in the Contributed Assets.

As the Company was wholly-owned by MSDC at the time of the Contribution Agreement, in accordance with Accounting Standards Codification (“ASC”) 805-50, Business Combinations – Related Issues, the Company accounted for the common control transfer at MSDC’s carrying value. The Company also determined the Contributed Assets did not constitute a business as defined in ASC 850-10, Business Combinations – Overall. Therefore, the Company concluded that the contribution of the Contributed Assets did not result in a change in reporting entity and the Company has accounted for the contribution of the Contributed Assets prospectively from the date of the contribution.

The Company’s issuance of common units in exchange for the Contributed Assets was recorded at $0, which was the carryover basis of the interests in the Contributed Assets given as consideration for the common units issued. The $1.7 million of cash paid to MSDC was recorded as a component of members’ equity.

In connection with the Contribution Agreement, the Company and MSDC entered into an Exclusive License Agreement whereby MSDC received an exclusive worldwide sublicensable license to any patent rights included in the Contributed Assets that cover MSDC-0160, a product candidate retained by MSDC solely to the extent that they relate to such candidate. The Exclusive License Agreement is fully paid and royalty free. The Exclusive License Agreement expires upon the last to expire of the licensed patents, unless earlier terminated.

In order to facilitate the assignment of the Contributed Assets, the Company and MSDC entered into a Master Services Agreement (“MSA”) in May 2016. Under the terms of the MSA, MSDC agreed to provide the Company certain preclinical, clinical and administrative services necessary to support the development of the Contributed Assets. For the years ended December 31, 2016 and 2017, the Company incurred expenses under the MSA of $0.6 million and $0.2 million, respectively. As of December 31, 2016, the Company had a prepaid balance of $21,000 with MSDC. As of December 31, 2017, the Company had no outstanding amounts due from, or due to, MSDC. The MSA was terminated in March 2017.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

The Company’s chief executive officer serves as a director of one of the Company’s vendors. During the year ended December 31, 2017, the Company incurred expenses of $0.1 million with this vendor and as of December 31, 2017, the Company had outstanding accounts payable and accrued expenses due to this vendor in the aggregate amount of $22,000. As of September 30, 2018, the Company had outstanding accounts payable and accrued expenses to this vendor in the aggregate amount of $29,000 and incurred expenses of $0.1 million and $0.2 million for the nine months ended September 30, 2017 and 2018, respectively.

5. Convertible Preferred Stock/Units and Stockholders’/Members’ Deficit

A summary of the changes in each component of stockholders’/members’ deficit for the nine months ended September 30, 2017 is as follows (in thousands, expect share/unit data):

	Common Units		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’/ Members’ Deficit
	Units	Amount	Shares	Amount
Balance at December 31, 2016	18,300,000	$-	-	$-	$-	$(6,388)	$(6,388)
Conversion from LLC to C Corporation (unaudited)	(18,300,000)	-	18,300,000	18	(18)	-	-
Stock-based compensation (unaudited)	-	-	-	-	133	-	133
Net loss (unaudited)	-	-	-	-	-	(11,800)	(11,800)

Balance at September 30, 2017 (unaudited)	-	$-	18,300,000	$18	$115	$(18,188)	$(18,055)

Convertible Preferred Stock/Units

The Company’s convertible preferred stock/units have been classified as temporary equity on the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock/units to the liquidation preferences of such shares/units because the occurrence of any such change of control event is not probable.

The authorized, issued and outstanding shares of convertible preferred stock as of September 30, 2018 consist of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A-1	17,069,451	17,069,451	$17,069	$16,867
Series A-2	43,446,587	43,203,868	44,500	44,165
Series A-3	3,734,130	-	-	-

Total	64,250,168	60,273,319	$61,569	$61,032

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2017 consist of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A-1	17,069,451	17,069,451	$17,069	$16,867
Series A-2	39,320,388	29,126,210	30,000	29,759

Total	56,389,839	46,195,661	$47,069	$46,626

During 2016, the Company sold an aggregate of 17,069,451 preferred units at a price of $1.00 per unit for gross proceeds of $17.1 million. The Company incurred issuance costs of $0.2 million in connection with the sale of preferred units.

In March 2017, the Company entered into a Series A-2 preferred stock purchase agreement (“Series A-2 Purchase Agreement”) under which it issued 29,126,210 shares of Series A-2 convertible preferred stock at a price of $1.03 per share for gross proceeds of $30.0 million (the “Initial Closing”). The Company incurred issuance costs of $0.2 million in connection with the Initial Closing.

The Series A-2 Purchase Agreement contained provisions that potentially obligated the Company to sell an additional 4,368,919 shares of Series A-2 convertible preferred stock at $1.03 per share (“Second Tranche Closing”). The Initial Closing purchasers became obligated to purchase shares and the Company became obligated to issue shares in the Second Tranche Closing upon the satisfaction, at any time prior to December 31, 2020, of either of the following conditions: (i) if, at any time, the aggregate amount of cash and cash equivalents held by the Company was less than $2.0 million, or (ii) the board of directors of the Company, including at least one director elected by the holders of Series A-1 convertible preferred stock and at least one director elected by the holders Series A-2 convertible preferred stock, determined it was in the best interests of the Company and its stockholders to proceed with the Second Tranche Closing. In the event that an Initial Closing purchaser, or its affiliates, failed to purchase their required shares in the Second Tranche Closing, then all the Series A-2 convertible preferred stock held by such Initial Closing purchaser and its affiliates would have been automatically converted into shares of common stock. The Company determined the obligation to issue additional shares of the Company’s Series A-2 convertible preferred stock in the Second Tranche Closing did not represent a freestanding financial instrument that required liability accounting since the purchase rights and obligations were not separable from the Series A-2 convertible preferred stock purchased in the Initial Closing and such embedded purchase rights and obligations qualify for an exemption from derivative accounting since they are clearly and closely related to the economic characteristics and risks of the host contract.

In addition, at any time after the Second Tranche Closing and on or before December 31, 2021, the Company was authorized to sell 5,825,243 shares of Series A-2 convertible preferred stock at $1.03 per share to certain purchasers that participated in the Second Tranche Closing (“Opportunity Tranche Closing”). The Opportunity Tranche Closing was subject to approval by the board of directors of the Company, including at least one director elected by the holders of Series A-1 convertible preferred stock and at least one director elected by the holders Series A-2 convertible preferred stock. No stockholders were obligated to purchase shares in the Opportunity Tranche Closing.

On April 18, 2018, the Company issued 4,368,919 shares of Series A-2 convertible preferred stock in the Second Tranche Closing resulting in gross proceeds of $4.5 million. The Company incurred issuance costs of $5,000 in connection with the Second Tranche Closing.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

On August 23, 2018, the Company amended and restated the Series A-2 Purchase Agreement (as amended, the “Series A-2/A-3 Purchase Agreement”) to authorize the sale and issuance of (i) an additional 3,883,496 shares of Series A-2 convertible preferred stock at $1.03 per share (the “Second Extension Closing”) and (ii) 3,734,130 shares of Series A-3 convertible preferred stock at $1.339 per share (the “Series A-3 Closing”).

On August 23, 2018, the Company issued 5,825,243 shares of Series A-2 convertible preferred stock at $1.03 per share in the Opportunity Tranche Closing and issued 3,883,496 shares of Series A-2 convertible preferred stock at $1.03 per share in the Second Extension Closing, resulting in aggregate gross proceeds to the Company of $10.0 million. The Company incurred issuance costs of $0.1 million in connection with these issuances.

The Series A-2/A-3 Purchase Agreement contains provisions under which the Second Extension Closing purchasers would become obligated to purchase, and the Company would become obligated to issue, shares of Series A-3 convertible preferred stock in the Series A-3 Closing upon the satisfaction of the following conditions: (i) the Company receives interim data from the Company’s ongoing EMMINENCE trial and (ii) a majority of the board of directors, including at least one director elected by the holders of Series A-2 and Series A-3 convertible preferred stock, shall have determined that (A) such data supports continuation of the Company’s ongoing EMMINENCE trial and (B) it is in the best interests of the Company and its stockholders to proceed with the Series A-3 Closing. In the event a Series A-3 Closing purchaser, or its affiliates, fails to purchase their required shares of Series A-3 convertible preferred stock in the Series A-3 Closing, then each share of Series A-2 convertible preferred stock purchased in the Second Extension Closing and held by such purchaser and its affiliates will be automatically converted into one-half of a share of common stock.

The Company determined the obligation to issue additional shares of the Company’s Series A-2 convertible preferred stock in the Second Extension Closing did not represent a freestanding financial instrument that required liability accounting since the purchase rights and obligations are not separable from the Series A-2 convertible preferred stock purchased in the Initial Closing and Second Tranche Closing and such embedded purchase rights and obligations qualify for an exemption from derivative accounting since they are clearly and closely related to the economic characteristics and risks of the host contract.

Description of Securities

Dividends

Holders of Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and Series A-3 convertible preferred stock (collectively, “Series Preferred”), in preference to the holders of common stock, are entitled to receive, but only out of funds that are legally available therefor, cash dividends at the annual per share rate of $0.08, $0.0824 and $0.10712, respectively. Such dividends are non-cumulative and are payable only when, as and if declared by the Company’s board of directors. No dividends have been declared as of September 30, 2018.

Liquidation

Holders of Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and Series A-3 convertible preferred stock are entitled to receive a liquidation preference at the per share rate of $1.00, $1.03 and $1.339, respectively, plus all declared and unpaid dividends. Liquidation payments to the holders of Series Preferred have priority and are made in preference to any payments to the holders of common stock. After full payment of the liquidation preference to the holders of the Series Preferred, the remaining assets, if any, will be distributed ratably to the holders of the common stock and Series Preferred on an as-if-converted to common

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

stock basis until the holders of Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and Series A-3 convertible preferred stock have received an aggregate amount per share equal to $3.00, $3.09 and $4.017, respectively, plus all declared and unpaid dividends thereon; thereafter, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock.

Conversion

The shares of Series Preferred are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series Preferred is automatically converted into common stock, (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series Preferred, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which (i) the per share price is at least $5.15, (ii) the aggregate proceeds, net of underwriting discount and commissions, to the Company is at least $60.0 million, and (iii) the Company’s shares have been listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market.

Voting Rights

The holder of each share of Series Preferred is entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters. Certain matters require the vote of a majority of the Series Preferred, including any amendment to the Company’s certificate of incorporation.

Equity Incentive Plan

In March 2017, the Company adopted the Cirius Therapeutics, Inc. 2017 Equity Incentive Plan (the “2017 Plan”), which provides for the issuance of common stock awards, incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to its employees, members of its board of directors and consultants. The 2017 Plan expires in March 2027 and, in general, the options issued under the 2017 Plan expire ten years from the date of grant and vest over a four-year period. The Company had 9,390,626 and 10,204,835 shares of common stock authorized for issuance under the 2017 Plan as of December 31, 2017 and September 30, 2018, respectively, of which 1,025,662 and 644,859 remained available for future issuance as of December 31, 2017 and September 30, 2018, respectively.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

A summary of the Company’s stock option activity is as follows (in thousands, expect share and per share data):

	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2016	-	$-	-	$-
Granted	8,364,964	$0.17

Balance at December 31, 2017	8,364,964	$0.17	9.46	$-
Granted	1,195,012	$0.27

Balance at September 30, 2018	9,559,976	$0.18	8.83	$6,004

Vested and expected to vest at December 31, 2017	8,364,964	$0.17	9.46	$-

Exercisable at December 31, 2017	-	$-	-	$-

Vested and expected to vest at September 30, 2018	9,559,976	$0.18	8.83	$6,004

Exercisable at September 30, 2018	3,110,290	$0.17	8.71	$1,991

During the year ended December 31, 2017, no stock options were vested or exercised.

Stock-based Compensation Expense

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

	Year Ended December 31, 2017	Nine Months Ended September 30,
		2017	2018
Risk-free interest rate	1.9% – 2.5%	1.9% – 2.5%	2.5% – 2.9%
Expected volatility	85% – 91%	85% – 91%	90% – 100%
Expected term (in years)	6.08 – 9.97	6.08 – 9.45	6.08 – 10.00
Expected dividend yield	0.0%	0.0%	0.0%

Risk-free interest rate. The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

Expected volatility. The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, for employees, which is an average of the contractual term of the option and its vesting period. The expected term for nonemployee options is generally the contractual term.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

Stock-based compensation expense recognized for all equity awards has been reported in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31, 2017	Nine Months Ended September 30,
		2017	2018
Research and development	$75	$25	$74
General and administrative	124	43	133

	$199	$68	$207

The weighted average grant date fair value per share of option grants for the year ended December 31, 2017 and the nine months ended September 30, 2017 and 2018 was $0.12, $0.12 and $0.21, respectively. As of December 31, 2017, total unrecognized stock-based compensation cost was $0.8 million, which is expected to be recognized over a remaining weighted average period of approximately 3.2 years. As of September 30, 2018, total unrecognized stock-based compensation cost awards was $0.9 million, which is expected to be recognized over a remaining weighted average period of approximately 2.8 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance is as follows:

	December 31, 2017	September 30, 2018
Conversion of outstanding convertible preferred stock	46,195,661	60,273,319
Conversion of convertible preferred stock issuable upon Series A-3 Closing	-	3,734,130
Preferred stock warrant	-	242,719
Common stock options issued and outstanding	8,364,964	9,559,976
Common stock options available for future issuance	1,025,662	644,859

	55,586,287	74,455,003

6. Income Taxes

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

Year Ended December 31, 2017
Tax computed at federal statutory rate	$(6,145)
Permanent items	50
Partnership activity	652
Research and development credits, net of uncertain positions	(604)
LLC conversion to C corporation	(8,202)
Tax Cuts and Jobs Act	5,216
Valuation allowance	9,033

$-

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

Prior to March 24, 2017, the Company was an LLC taxed as a partnership under the Internal Revenue Code (“IRC”), pursuant to which income taxes were primarily the responsibility of the members of the LLC. Accordingly, the Company has no provision for income taxes for the year ended December 31, 2016. Subsequent to March 24, 2017, the Company is a C corporation subject to the federal and state corporate-level income taxes at prevailing corporate tax rates. As a result of this change in status, the deferred tax asset attributable to assumed intangibles in the amount of $8.2 million was recognized and offset by a corresponding valuation allowance.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. Significant components of the Company’s net deferred tax assets are as follows (in thousands):

December 31, 2017
Deferred tax assets:
Net operating loss carryforwards	$3,664
Intangible assets	4,625
Accruals and deferrals	140
Research and development credit carryforwards	605

Total deferred tax assets	9,034
Less: valuation allowance	(9,033)

1
Deferred tax liabilities:
Fixed assets	(1)

Net deferred taxes	$-

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based upon the Company’s history of operating losses, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance for its deferred tax assets as of December 31, 2017.

At December 31, 2017, the Company had federal net operating loss carryforwards of approximately $17.4 million and federal research and development credit carryforwards of approximately $0.8 million. The federal net operating loss carryforwards and research and development credits generated in 2017 will expire in 2037, unless previously utilized.

Future utilization of the Company’s net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to IRC Sections 382 and 383, as a result of ownership changes that may have occurred or that could occur in the future. An ownership change occurs when a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. When this analysis is finalized, the Company plans to update its unrecognized tax benefits accordingly.

The Tax Cuts and Jobs Act (“the Act”) was enacted on December 22, 2017. The Act includes a number of changes to then-existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. federal corporate tax rate from a maximum of 35% to a flat 21%, effective January 1, 2018. In conjunction with the tax law changes, the Securities and Exchange Commission staff issued Staff Accounting Bulletin 118 (“SAB 118”)

Cirius Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of September 30, 2018 and thereafter and for the nine months ended September 30, 2017 and 2018 is unaudited)

to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. In these instances, a company can record provisional amounts in its financial statements for the income tax effects for which a reasonable estimate can be determined. For items for which a reasonable estimate cannot be determined, a company should continue to apply ASC 740 based on the provisions of the tax laws that were in effect immediately prior to the Act being enacted. As a result of the new law, the Company has remeasured its deferred tax assets based on the rates at which they are expected to reverse in the future, resulting in a reduction in the deferred tax asset balance of $5.2 million, which was offset by a reduction in the valuation allowance by a corresponding amount.

The following table summarizes the changes to the Company’s unrecognized tax benefits (in thousands):

Balance at December 31, 2016	$-
Increases related to current year positions	202

Balance at December 31, 2017	$202

The Company had unrecognized tax benefits of $0.2 million as of December 31, 2017. Due to the existence of the valuation allowance, future changes in unrecognized tax benefits would have no effect on the Company’s effective tax rate. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2016 and 2017, the Company has not recorded any interest or penalties related to income tax matters. The Company does not foresee any material changes to unrecognized tax benefits within the next twelve months.

The Company is subject to taxation in the United States federal and state jurisdictions. The Company’s federal income tax and state income tax returns since conversion to C Corporation are subject to examination by tax authorities. The Company is not currently under examination by any tax authority.

7. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. As of December 31, 2017 and September 30, 2018, the Company had not made any matching contributions.

8. Subsequent Events

For the purposes of the financial statements as of December 31, 2017 and the year then ended, the Company has completed an evaluation of all subsequent events through October 10, 2018, the date the financial statements were issued. For the purposes of the financial statements as of September 30, 2018 and the nine months then ended, the Company has completed an evaluation of all subsequent events through November 15, 2018, the date on which the financial statements were issued. Except as described below or elsewhere in these financial statements, the Company has concluded that no events or transactions have occurred that require disclosure.

            Shares

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Citigroup

Credit Suisse

Co-Managers

Needham & Company

Wedbush PacGrow

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Cirius Therapeutics, Inc., or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Select Market listing fee.

AMOUNT
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Select Market listing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation, as currently in effect, includes such a provision, and the Registrant’s amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended, or the Securities Act, or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. Except as otherwise disclosed under the heading “Legal Proceedings” in the section entitled “Business” of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities issued and options granted by us since May 2016 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1)	In November 2015, we formed as Octeta Therapeutics, LLC, a Delaware limited liability company, and pursuant to our operating agreement, issued and sold 1,000 membership units to Metabolic Solutions Development Company, LLC, or MSDC, which units converted into shares of our Series A-1 convertible preferred stock in connection with the conversion described below.

(2)	In May 2016 and in connection with our Series A preferred unit financing described below, we entered into a contribution and assignment agreement with MSDC pursuant to which we acquired all right, title and interest to the MSDC-0602 compound, including the salt form MSDC-0602K, in exchange for 18,300,000 of our common units and payment of $1.7 million in cash to MSDC. In May and December 2016, we issued and sold to various investors an aggregate of 17,069,451 Series A preferred units at a purchase price of $1.00 per unit for gross proceeds of approximately $17.1 million. Each unit converted into one share of our common stock and Series A-1 convertible preferred stock, respectively, in connection with our conversion from a Delaware limited liability company into a Delaware corporation in March 2017.

(3)	In March 2017 and in connection with our conversion from a Delaware limited liability company into a Delaware corporation, we entered into a Series A-2 convertible preferred stock purchase agreement with various investors, pursuant to which, at the initial closing in March 2017 and second tranche closing in April 2018, we issued and sold to participating investors an aggregate of 33,495,129 shares of our Series A-2 convertible preferred stock at a purchase price of $1.03 per share, and received gross proceeds of approximately $35.0 million.

(4)	In March 2018, we issued a warrant to Pacific Western Bank to purchase 145,631 shares of Series A-2 convertible preferred stock at an exercise price of $1.03 per share, with an additional 97,088 shares of Series A-2 convertible preferred stock issuable under the warrant, also at an exercise price of $1.03 per share, upon certain funding events having occurred as set forth in our Loan and Security Agreement, dated March 6, 2018, by and between us and Pacific Western Bank.

(5)	In August 2018, we entered into an amended and restated Series A-2/A-3 preferred stock purchase agreement with various investors, pursuant to which we amended and restated our Series A-2 preferred stock purchase agreement to provide for an extension of our Series A-2 preferred stock financing, facilitate closing of the opportunity tranche closing originally set forth in the Series A-2 preferred stock purchase agreement and provide for the sale of Series A-3 convertible preferred stock which we expect to sell and issue in November 2018. Pursuant to the amended and restated Series A-2/A-3 preferred stock purchase agreement in August 2018, we issued and sold to participating investors an aggregate of 9,708,739 shares of our Series A-2 convertible preferred stock at a purchase price of $1.03 per share, and received gross proceeds of approximately $10 million.

(6)	From June 13, 2017 to September 30, 2018 we granted stock options under our 2017 Plan, to purchase up to an aggregate of 9,559,976 shares of our common stock to our employees, directors and consultants, at a weighted-average exercise price of $0.18 per share. From June 13, 2017 to the effective date of this registration statement, no shares of common stock were issued upon the exercise of options granted to certain employees, directors and consultants.

The offers, sales and issuances of the securities described in paragraphs (1) through (5) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (6) were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the 2017 Plan.

Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1†	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of this offering.

3.3#	Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective upon the completion of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2#	Amended and Restated Investor Rights Agreement, dated August 23, 2018, by and among the Registrant and certain of its stockholders.

4.3#	Warrant to Purchase Stock, dated March 6, 2018, issued by the Registrant to Pacific Western Bank.

5.1†	Opinion of Cooley LLP.

10.1#	Loan and Security Agreement, dated March 6, 2018, by and between the Registrant and Pacific Western Bank.

10.2#	Assignment and Assumption of Lease, dated April 1, 2017, by and between the Registrant and Metabolic Solutions Development Company, LLC.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.3	Office Building Lease, dated April 25, 2017, by and between the Registrant and DMCP 72 Owner, LLC.

10.4+†	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.5+	Cirius Therapeutics, Inc. 2017 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder, as amended.

10.6+†	Cirius Therapeutics, Inc. 2019 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.7+†	Cirius Therapeutics, Inc. 2019 Employee Stock Purchase Plan.

10.8+†	Cirius Therapeutics, Inc. Non-Employee Director Compensation Policy.

10.9+†	Employment Agreement by and between the Registrant and Robert Baltera, Jr.

10.10+†	Employment Agreement by and between the Registrant and Howard Dittrich, M.D.

10.11+†	Employment Agreement by and between the Registrant and Brian Farmer.

23.1†	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

#	Previously filed.
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the              day of             , 2018.

CIRIUS THERAPEUTICS, INC.

By:
Robert Baltera, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Baltera, Jr. and Brian Farmer, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Robert Baltera, Jr.	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2018

Brian Farmer	Chief Financial Officer and Chief Business Officer (Principal Financial and Accounting Officer)	, 2018

Daniel Estes, Ph.D.	Member of the Board of Directors	, 2018

Dennis Fenton, Ph.D.	Member of the Board of Directors	, 2018

Michael Jandernoa	Member of the Board of Directors	, 2018

Nilesh Kumar, Ph.D.	Member of the Board of Directors	, 2018

David Van Andel	Member of the Board of Directors	, 2018

Robert L. Zerbe, M.D.	Member of the Board of Directors	, 2018